As filed with the Securities and Exchange Commission on March 23, 2012

Registration No. 333-180078

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Zynga Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7371	42-1733483
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

699 Eighth Street

San Francisco, CA 94103

(855) 449-9642

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

David M. Wehner

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

(855) 449-9642

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Kenneth L. Guernsey David G. Peinsipp Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000	Reginald D. Davis Karyn R. Smith Devang S. Shah Chrystal N. Menard Zynga Inc. 699 Eighth Street San Francisco, CA 94103 (855) 449-9642	Keith F. Higgins Brian C. Erb Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.00000625 par value per share	49,414,526	$13.91	$687,356,057	$78,772

(1)	Includes additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Class A common stock as reported by the NASDAQ Global Select Market on March 22, 2012.
(3)	The Registrant previously paid $45,840 of this in connection with the previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 23, 2012

42,969,153 Shares

Class A Common Stock

Certain stockholders of Zynga Inc. are offering 42,969,153 shares of Class A common stock. We will not receive any proceeds from the sale of shares in this offering.

We have three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of each class are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to seven votes per share. Each share of Class C common stock is entitled to 70 votes per share. Each share of the Class B common stock and Class C common stock is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately 70.3% of the voting power of our outstanding capital stock following this offering, and outstanding shares of Class C common stock will represent approximately 26.6% of the voting power of our outstanding capital stock following this offering. Mark Pincus, our founder and Chief Executive Officer, holds shares of Class B common stock and all of the shares of Class C common stock and will control approximately 35.4% of the total voting power of our outstanding capital stock immediately following this offering.

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “ZNGA.” On March 22, 2012, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $13.76 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 13.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 6,445,373 shares of Class A common stock. We will not receive any proceeds from the sale of shares in this offering.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.
BofA MERRILL LYNCH	BARCLAYS	J.P. MORGAN
ALLEN & COMPANY LLC

                    , 2012

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. The selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

References in this prospectus to “DAUs” mean daily active users of our games, “MAUs” mean monthly active users of our games, “MUUs” mean monthly unique users of our games, “MUPs” mean monthly unique payers of our games and “ABPU” means average daily bookings per average DAU. Unless otherwise indicated, these metrics are based on internally-derived measurements across all platforms on which our games are played. For further information about DAUs, MAUs, MUUs, MUPs and ABPU as measured by us, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics.” We also refer in this prospectus to DAUs and MAUs as measured and published by AppData, an independent service that publicly reports traffic data for games and other applications on Facebook. For further information about DAUs and MAUs as measured by AppData, including an explanation of differences between these metrics as measured by AppData and the corresponding metrics as measured by us, see the section titled “Market Data and User Metrics—User Metrics.”

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ZYNGA INC.

Our Vision for Play

We founded Zynga in 2007 with the vision that play—like search, share and shop—would become one of the core activities on the Internet. As a pioneer of online social games, we have made them accessible, social and fun. We are excited that games have grown to become the second most popular online activity in the United States by time spent, even surpassing email. We have a lot of hard work, innovation and growth ahead of us to create a future where social games are a daily habit for nearly everyone.

Our mission is to connect the world through games.

Overview

We are the world’s leading provider of social game services with 240 million average monthly active users, or MAUs, in 175 countries. We have launched the most successful social games in the industry in each of the last three years and have generated over $1.85 billion in cumulative revenue and over $2.35 billion in cumulative bookings since our inception in 2007. Our games are accessible to players worldwide on Facebook and other social networks, mobile platforms and Zynga.com, wherever and whenever they want. Currently, substantially all of our revenue is generated from players accessing our games via the Facebook platform. We operate our games as live services, by which we mean that we continue to support and update games after launch and gather daily, metrics-based player feedback that enables us to continually enhance our games by adding new content and features. Most of our games are free to play, and we generate revenue primarily through the in-game sale of virtual goods and advertising.

We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Our leadership position in social games is defined by the following:

•

Large and Global Community of Players. According to AppData, as of December 31, 2011, we had the largest player audience on Facebook, with more MAUs than the next 15 social game developers combined. Our players are also more engaged, with our games being played by 57 million average daily active users, or DAUs, worldwide as of December 31, 2011. According to AppData, as of December 31, 2011, our games were played by more DAUs than the next 14 social game developers combined.

•

Leading Portfolio of Social Games. We have many of the most popular and successful online social games, including CityVille, FarmVille, CastleVille, Hidden Chronicles, Words with Friends and Zynga Poker. As of December 31, 2011, according to AppData, we had the top five social games on Facebook based on DAUs. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of December 31, 2011. In addition, in March 2012, we added the popular game, Draw Something, to our portfolio of mobile games through our acquisition of OMGPOP, Inc. In March 2012, Apple announced that Words with Friends was the number one free game app of all time on the iPhone.

•

Rapid Game Growth. Our games have achieved rapid and widespread adoption. FarmVille grew to 43 million MAUs in its first 100 days and CityVille grew to 61 million MAUs in its first 50 days. CastleVille, which launched in November 2011, reached 30 million MAUs in its first 25 days.

•

Scalable Technology and Data. We process and serve more than a petabyte of content for our players every day, a volume of data that we believe is unmatched in the social game industry. We continually analyze game data to optimize our games. We believe that combining data analytics with creative game design enables us to create a superior player experience.

We leverage our scale to increase player engagement, cross-promote our portfolio of games, continually enhance existing games, launch new games and build the Zynga brand. We believe our scale results in network effects that deliver compelling value to our players, and we are committed to making significant investments that will further grow our community of players, their engagement and our monetization over time.

We have achieved significant growth in our business in a short period of time. From 2009 to 2011, our revenue increased from $121.5 million to $1.14 billion, our bookings increased from $328.1 million to $1.16 billion, we went from a net loss of $52.8 million to net loss of $404.3 million and our adjusted EBITDA increased from $168.2 million to $303.3 million. For a discussion of the limitations associated with using bookings and adjusted EBITDA rather than the comparable U.S. generally accepted accounting principles (“GAAP”) measures and a reconciliation of these measures to revenue and net income (loss), see the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Consistent with our free to play model, a small portion of our players have been payers. During the three months ended December 31, 2011, we had approximately 2.9 million monthly unique payers, or MUPs (excluding payers who use certain payment methods for which unique payer data is not available). Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase virtual goods will continue to constitute a small portion of our overall players as our business grows.

Our top three games historically have contributed the majority of our revenue. Our top three games accounted for 83%, 78% and 57% of our online game revenue in 2009, 2010 and 2011, respectively.

Our Opportunity

Our opportunity is being driven by the confluence of three primary trends regarding how people use, communicate through and socialize on the Internet:

•

Growth of Social Networks. Over the past decade, social networks have emerged as mainstream platforms that enable people to connect with each other online, share information and enjoy experiences with their friends and families. IDC, a market research firm, estimates that there were approximately 1.1 billion users of social networks globally, including over 845 million active users on Facebook, in 2011. IDC forecasts that the number of users on social networks globally will grow to 1.6 billion by 2014.

•

Emergence of the App Economy. In order to provide users with a wider range of engaging experiences, social networks and mobile operating systems have opened their platforms to developers, transforming the creation, distribution and consumption of digital content. We refer to this as the “App Economy.” In the App Economy, developers can create applications accessing unique features of the platforms, distribute applications digitally to a broad audience and regularly update existing applications.

•

Rapid Growth of Free-to-Play Games. Most social games are free to play and generate revenue through the in-game sale of virtual goods. According to In-Stat, a market intelligence firm, the worldwide market for the sale of virtual goods was estimated to be more than $9 billion in 2011 and is expected to grow to $15 billion by 2014. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, thereby increasing the number of players who have the potential to become paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players.

We believe social games represent a new form of entertainment that will continue to capture an increasing proportion of consumer leisure time. In addition, social games are the most popular applications on Facebook and we believe they have been, and will continue to be, a key driver of engagement on social networks, and increasingly on mobile platforms. As consumers gravitate toward more social forms of online entertainment, we believe that social games will capture an increasing portion of the overall $50 billion video game software market and $83 billion online advertising market, as estimated for 2011 by IDC, as well as the global entertainment market.

Our social games leverage the global connectivity and distribution on Facebook, other social networks and mobile platforms, such as Apple iOS and Google Android. In addition to these third-party platforms, on March 1, 2012, we announced the Zynga Platform, which includes Zynga.com, a new destination for social games, and Zynga Platform Partners, a program that allows third-party game developers to create and publish games on Zynga.com. On March 5, 2012, we launched the beta version of Zynga.com. As a destination dedicated to social games, Zynga.com allows players to play with existing friends and connect with other players who share a common interest in our games. Zynga.com currently offers five of our top games, including CityVille, CastleVille and Words with Friends, and, in the future, will offer games from our third-party developer partners. In addition, because Zynga.com is integrated with Facebook, our players can continue to log in with their Facebook ID, easily play games with their existing Facebook friends and use Facebook Credits to purchase virtual goods.

Our Player-Centric Approach

We believe that a player-centric approach is the key to our continued success. We design our games to be:

•

Accessible by Everyone, Anywhere, Anytime. Our games are easy to learn, playable in short sessions and accessible on multiple platforms. We operate our games as live services that can be played anytime and anywhere.

•

Social. We believe games are most engaging and fun when they are social. We have devoted significant efforts to providing our community of players with simple ways to find their friends online and connect, play and share with them.

•

Free. Our free-to-play approach attracts a larger audience than a traditional pay-to-play approach. This enables a higher degree of social interaction and improves the game experience for all players. Our players can choose to purchase virtual goods to enhance their game experience.

•	Fun. We keep our games fun and engaging by regularly delivering new content, features, quests, challenges and virtual goods that enhance the experience for our players.

•	Supportive of Social Good. Our players are able to enjoy fun social games while also contributing to charitable causes that they support through the purchase of special virtual goods.

Our Core Strengths

We believe the following strengths provide us with competitive advantages:

•

Deep Base of Talent. Our unique company culture serves as the foundation of our success and helps us attract, grow and retain world class talent. We believe our culture and success to date have made us an employer of choice amongst innovators in our industry.

•

Large and Global Community of Players. We have 240 million average MAUs in 175 countries. According to AppData, as of December 31, 2011, we had more MAUs on Facebook than the next 15 social game developers combined.

•

Leading Portfolio of High Quality Social Games. Our portfolio of games includes many of the most popular and successful social games on social networks and mobile platforms, including CityVille, FarmVille, CastleVille, Hidden Chronicles, Words with Friends and Zynga Poker. As of December 31, 2011, we had the top five games on Facebook, based on DAUs, as measured by AppData.

•

Sophisticated Data Analytics. The extensive engagement of our players provides over 15 terabytes of game data per day that we use to enhance our games by designing, testing and releasing new features on an ongoing basis.

•

Scalable Technology Infrastructure and Game Engines. We have invested extensively in developing proprietary technology to support the growth of our business. We have developed a flexible game engine that we leverage for the development and launch of new games. With each release, we add features and functionality to improve our core code base for future game development.

•

Powerful Network Effects. Because of our large community, our players are more likely to find and connect with others to play and build relationships. Our games are more social and fun as more people play them, creating an incentive for existing players to encourage their friends and family to play.

Our Key Metrics

We measure our business by using several key financial metrics, which include bookings and adjusted EBITDA, and operating metrics, which include DAUs, MAUs, MUUs, MUPs and ABPU. Our operating metrics help us to understand and measure the engagement levels of our players, the size of our audience, our reach and overall monetization of our players.

For a description of how we calculate each of our key metrics and factors that have caused fluctuations in these metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games played through Facebook. We record bookings and recognize revenue net of the amounts retained by Facebook.

The table below shows the metrics for the eight quarters indicated:

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in millions, except MUPs and ABPU)
Bookings	$178	$195	$222	$243	$287	$275	$288	$307
Revenue	$101	$130	$171	$196	$243	$279	$307	$311
Adjusted EBITDA	$94	$94	$102	$103	$112	$65	$58	$68
Net Income (Loss)	$6	$14	$27	$43	$17	$1	$13	$(435)
Average DAUs	67	60	49	48	62	59	54	54
Average MAUs	236	234	203	195	236	228	227	240
Average MUUs	124	119	110	111	146	151	152	153
Average MUPs (in thousands)	NA	NA	NA	NA	NA	NA	2,568	2,901
ABPU	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058	$0.061

NA means data is not available.

Our Strategy

Our mission is to connect the world through games. In pursuit of our mission, we encourage entrepreneurship and intelligent risk taking to produce breakthrough innovations, which we call bold beats. The key elements of our strategy are:

•

Make Games Accessible and Fun. We operate our games as live services that are available anytime and anywhere, including on Zynga.com. We design our social games to provide players with easy access to shared experiences that delight, amuse and entertain, and we will continue to update our games on an ongoing basis with fresh content and new features to make them more social and fun for our players.

•

Enhance Existing Franchises. We will continue to enhance our market-leading franchises including CityVille, FarmVille, CastleVille, Words with Friends and Zynga Poker. We regularly update our games after launch to encourage social interactions, add new content and features and improve monetization.

•

Launch New Games. We will continue to invest in building new games to expand the genres of games that we offer, further engage with our existing players and attract new players. With our Zynga Platform Partners program, we enable third-party developers to reach our community of 240 million average MAUs and will allow our players to access a greater number of genres and games.

•

Continue Mobile Growth. We believe there is a large opportunity to extend our brand and games to mobile platforms such as Apple iOS and Google Android. We will continue to make our games accessible on a large number of mobile and other Internet-connected devices and invest in developing and acquiring mobile development talent, technologies and content.

•

Continue International Growth. We have seen significant growth in the number of our players in international markets. We have games available in up to 16 languages. We intend to expand our international audience by making more of our games available in multiple languages, creating more localized game content and partnering with leading international social networking sites and mobile partners.

•

Extend Our Technology Leadership Position. Our proprietary technology stack and data analytics are competitive advantages that enhance our ability to create the world’s best social games. We will continue to innovate and optimize our network infrastructure to cost-effectively ensure high performance and high availability for our social games. We believe continued investments in infrastructure and systems will allow us to extend our technology leadership.

•

Increase Monetization of Our Games. We plan to offer increased selection, better merchandising and more payment options to increase the sales of our virtual goods. Our players purchase these virtual goods to extend their play sessions, personalize their game environments, accelerate their progress or send unique gifts to their friends. We will also continue to pursue additional revenue opportunities from advertising, including branded virtual goods and sponsorships.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	if we are unable to maintain a good relationship with Facebook, our business will suffer;

•	we operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects;

•	we have a new business model and a short operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful;

•	we rely on a small portion of our total players for nearly all of our revenue;

•	our growth prospects may suffer if the Zynga Platform is unsuccessful;

•	we expect our bookings and revenue growth rate to decline and anticipate operating margins may decline in the future;

•

a small number of games have generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of players in order to grow our revenue and sustain our competitive position;

•	if our top games do not maintain their popularity, our results of operations could be harmed;

•	any failure or significant interruption in our network could impact our operations and harm our business;

•	security breaches, computer viruses and computer hacking attacks could harm our business and results of operations;

•	failure in pursuing or executing new business initiatives could have a material adverse impact on our business and future growth;

•

expansion into international markets is important for our growth, and as we expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth; and

•

the three class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founder and Chief Executive Officer and our other executive officers, employees and directors and their affiliates; this will limit your ability to influence corporate matters.

Corporate Information

We were originally organized in April 2007 as a California limited liability company under the name Presidio Media LLC, and we converted to a Delaware corporation in October 2007. We changed our name to Zynga Inc. in November 2010. Our principal executive offices are located at 699 Eighth Street, San Francisco, CA 94103, and our telephone number is (855) 449-9642. Our website address is www.zynga.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “Zynga,” “we,” “company,” “us” and “our” refer to Zynga Inc. and its subsidiaries.

Zynga, the Zynga logo and other trademarks or service marks of Zynga appearing in this prospectus are the property of Zynga. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Class A common stock offered by the selling stockholders	42,969,153 shares

Class A common stock to be outstanding after this offering	164,350,185 shares

Class B common stock to be outstanding after this offering	536,724,930 shares

Class C common stock to be outstanding after this offering	20,517,472 shares

Total Class A, Class B and Class C common stock to be outstanding after this offering	721,592,587 shares

Option to purchase additional shares granted by certain of the selling stockholders	6,445,373 shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

NASDAQ Global Select Market symbol	“ZNGA”

The number of shares of Class A common stock, Class B common stock and Class C common stock to be outstanding after this offering is based on 121,381,032 shares of our Class A common stock, 579,694,083 shares of our Class B common stock and 20,517,472 shares of our Class C common stock outstanding as of December 31, 2011, and excludes:

•

102,313,602 shares of Class B common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 under our 2007 Equity Incentive Plan at a weighted-average exercise price of $0.69 per share;

•	79,818,251 shares of Class B common stock issuable from time to time after this offering upon the vesting of ZSUs outstanding as of December 31, 2011 under our 2007 Equity Incentive Plan;

•	694,848 shares of Class B common stock issuable upon the exercise of warrants outstanding as of December 31, 2011 at a weighted-average exercise price of $0.50375 per share;

•	54,282,457 shares of Class A common stock reserved for future issuance under our 2011 Equity Incentive Plan;

•	8,500,000 shares of Class A common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan; and

•	1,000,000 shares of Class A common stock approved by our board of directors in March 2012 for issuance to Zynga.org.

Unless we specifically state otherwise, the share information in this prospectus is as of December 31, 2011 and reflects or assumes:

•	no exercises of outstanding options;

•	no additional increases in the shares reserved for issuance under our 2011 Equity Incentive Plan and 2011 Employee Stock Purchase Plan; and

•

no exercise of the underwriters’ option to purchase up to an additional 6,445,373 shares of Class A common stock from certain of the selling stockholders, none of which are executive officers or directors.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and should be read together with our consolidated financial statements and related notes, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$121,467	$597,459	$1,140,100
Costs and expenses:
Cost of revenue	56,707	176,052	330,043
Research and development	51,029	149,519	727,018
Sales and marketing	42,266	114,165	234,199
General and administrative	24,243	32,251	254,456

Total costs and expenses	174,245	471,987	1,545,716
Income (loss) from operations	(52,778)	125,472	(405,616)
Interest income	177	1,222	1,680
Other income (expense), net	(209)	365	(2,206)

Income (loss) before income taxes	(52,810)	127,059	(406,142)
(Provision for) / benefit from income taxes	(12)	(36,464)	1,826

Net income (loss)	$(52,822)	$90,595	$(404,316)
Deemed dividend to a Series B-2 convertible preferred stockholder	—	4,590	—
Net income attributable to participating securities	—	58,110	—

Net income (loss) attributable to common stockholders	$(52,822)	$27,895	$(404,316)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.31)	$0.12	$(1.40)

Diluted	$(0.31)	$0.11	$(1.40)

Weighted-average common shares used to compute net income (loss) per share attributable to common stockholders:
Basic	171,751	223,881	288,599

Diluted	171,751	329,256	288,599

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands, except ABPU)
Other Financial and Operational Data:
Bookings(1)	$328,070	$838,896	$1,155,509
Adjusted EBITDA(2)	$168,187	$392,738	$303,274
Average DAUs (in millions)(3)	41	56	57
Average MAUs (in millions)(4)	153	217	233
Average MUUs (in millions)(5)	86	116	151
ABPU(6)	$0.035	$0.041	$0.055

(1)	See the section titled “—Non-GAAP Financial Measures” below for how we define and calculate bookings, a reconciliation between bookings and revenue (the most directly comparable GAAP financial measure) and a discussion about the limitations of bookings and adjusted EBITDA.
(2)	See the section titled “—Non-GAAP Financial Measures” below as to how we define and calculate adjusted EBITDA and for a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.
(3)	DAUs is the number of individuals who played one of our games during a particular day, as recorded by our internal analytics systems. Average DAUs is the average of the DAUs for each day during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—DAUs” for more information as to how we define and calculate DAUs. Reflects 2009 data commencing on July 1, 2009.
(4)	MAUs is the number of individuals who played a particular game during a 30-day period, as recorded by our internal analytics systems. Average MAUs is the average of the MAUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MAUs” for more information as to how we define and calculate MAUs. Reflects 2009 data commencing on July 1, 2009.
(5)	MUUs is the number of unique individuals who played any of our games on a particular platform during a 30-day period, as recorded by our internal analytics systems. Average MUUs is the average of the MUUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MUUs” for more information as to how we define and calculate MUUs. Reflects 2009 data commencing on July 1, 2009.
(6)	ABPU is defined as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by (iii) the average DAUs during the period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—ABPU” for more information as to how we define and calculate ABPU. Reflects 2009 data commencing on July 1, 2009.

	As of December 31,
	2009	2010	2011
		(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$199,958	$738,090	$1,917,606
Property and equipment, net	34,827	74,959	246,740
Working capital	(12,496)	385,564	1,355,224
Total assets	258,848	1,112,572	2,516,646
Deferred revenue	223,799	465,236	480,645
Total stockholders’ equity (deficit)	(21,478)	482,215	1,749,539

Non-GAAP Financial Measures

Bookings

To provide investors with additional information about our financial results, we disclose within this prospectus bookings, a non-GAAP financial measure. We have provided below a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure.

Bookings is a non-GAAP financial measure and is equal to revenue recognized in the period plus the change in deferred revenue during the period. We record the sale of virtual goods as deferred revenue and then recognize that revenue over the estimated average life of the purchased virtual goods or as the virtual goods are consumed. Advertising revenue consisting of certain branded virtual goods and sponsorships is also deferred and recognized over the estimated average life of the branded virtual good, similar to online game revenue.

We use bookings to evaluate the results of our operations, generate future operating plans and assess the performance of our company. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure.

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We record bookings and recognize revenue net of the amounts retained by Facebook. Prior to adoption of Facebook Credits, we recorded a majority of our online game revenue at the gross price charged to the customer. If we had been subject to Facebook Credits beginning January 1, 2009, we estimate our bookings would have been approximately $90 million, $150 million and $20 million lower than actual results in 2009, 2010 and 2011, respectively, by assuming a 30% reduction in estimated bookings generated from payment methods that were replaced by Facebook Credits.

The following table presents a reconciliation of revenue to bookings for each of the periods presented:

	Year Ended December 31,
	2009	2010	2011
		(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$121,467	$597,459	$1,140,100
Change in deferred revenue	206,603	241,437	15,409

Bookings	$328,070	$838,896	$1,155,509

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(52,822)	$90,595	$(404,316)
(Provision for) / benefit from income taxes	12	36,464	(1,826)
Other income (expense), net	209	(365)	2,206
Interest income	(177)	(1,222)	(1,680)
Gain (loss) from legal settlements	—	(39,346)	(2,145)
Depreciation and amortization	10,372	39,481	95,414
Stock-based compensation	3,990	25,694	600,212
Change in deferred revenue	206,603	241,437	15,409

Adjusted EBITDA	$168,187	$392,738	$303,274

Limitations of Bookings and Adjusted EBITDA

Some limitations of bookings and adjusted EBITDA are:

•	adjusted EBITDA does not include stock-based compensation expense;

•	bookings and adjusted EBITDA do not reflect that we defer and recognize revenue over the estimated average life of virtual goods or as virtual goods are consumed;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income and expense, which includes foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses associated with legal settlements; and

•	other companies, including companies in our industry, may calculate bookings and adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider bookings and adjusted EBITDA along with other financial performance measures, including revenue, net income (loss) and our financial results presented in accordance with GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we are unable to maintain a good relationship with Facebook, our business will suffer.

Facebook is the primary distribution, marketing, promotion and payment platform for our games. We generate substantially all of our revenue and players through the Facebook platform and expect to continue to do so for the foreseeable future. Any deterioration in our relationship with Facebook would harm our business and adversely affect the value of our Class A common stock.

We are subject to Facebook’s standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on the Facebook platform. We have entered into an addendum to these terms and conditions pursuant to which we have agreed to use Facebook Credits, Facebook’s proprietary payment method, as the primary means of payment within our games played through Facebook. This addendum expires in May 2015.

Our business would be harmed if:

•	Facebook discontinues or limits access to its platform by us and other game developers;

•	Facebook terminates or does not renew our addendum;

•

Facebook modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Facebook changes how the personal information of its users is made available to application developers on the Facebook platform or shared by users;

•	Facebook establishes more favorable relationships with one or more of our competitors; or

•	Facebook develops its own competitive offerings.

We have benefited from Facebook’s strong brand recognition and large user base. If Facebook loses its market position or otherwise falls out of favor with Internet users, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective. In addition, Facebook has broad discretion to change its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, in 2010 Facebook adopted a policy requiring applications on Facebook accept only its virtual currency, Facebook Credits, as payment from users. As a result of this change, which we completed in April 2011, Facebook receives a greater share of payments made by our players than it did when other payment options were allowed. Facebook may also change its fee structure, add fees associated with access to and use of the Facebook platform, change how the personal information of its users is made available to application developers on the Facebook platform or restrict how Facebook users can share information with friends on their platform. Beginning in early 2010, Facebook changed its policies for application developers regarding use of its communication channels. These changes limited the level of communication among users about applications on the Facebook platform. As a result, the number of our players on Facebook declined. Our agreement with Facebook allows our users to use Zynga-branded game cards for the redemption of Facebook Credits. The agreement allows us to continue to distribute our game cards only until April 30, 2012. Our future bookings and revenue may be negatively impacted upon the expiration of the game card program on April 30, 2012. Any such changes in the future could significantly alter how players experience our games or interact within our games, which may harm our business.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

Social games, from which we derive substantially all of our revenue, is a new and rapidly evolving industry. The growth of the social game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the social game industry, many of which are beyond our control, including:

•	continued worldwide growth in the adoption and use of Facebook and other social networks;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms of entertainment;

•	the worldwide growth of personal computer, broadband Internet and mobile device users, and the rate of any such growth; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Our ability to plan for game development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential players. New and different types of entertainment may increase in popularity at the expense of social games. A decline in the popularity of social games in general, or our games in particular would harm our business and prospects.

We have a new business model and a short operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

We began operations in April 2007, and we have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. Our business model is based on offering games that are free to play. To date, only a small portion of our players pay for virtual goods. You should consider our business and prospects in light of the challenges we face, including the ones discussed in these “Risk Factors.”

We rely on a small portion of our total players for nearly all of our revenue.

Compared to all players who play our games in any period, only a small portion are paying players. During the three months ended December 31, 2011, we had approximately 2.9 million MUPs (excluding payers who use certain payment methods for which unique payer data is not available). We lose players in the ordinary course of business. In order to sustain our revenue levels, we must attract, retain and increase the number of players or more effectively monetize our players. To retain players, we must devote significant resources so that the games they play retain their interest and attract them to our other games. If we fail to grow or sustain the number of our players, or if the rates at which we attract and retain players declines or if the average amount our players pay declines, our business may not grow and our financial results will suffer.

Our growth prospects may suffer if the Zynga Platform is unsuccessful.

We launched the Zynga Platform in March 2012. Our ability to increase our player base and revenue will depend, in part, on the successful operation of the Zynga Platform. If the Zynga Platform fails to engage players, interest third party game developers or attract advertisers, we may fail to generate sufficient revenue, operating margin or other value to justify our investment in the development and operation of the Zynga Platform. No third-party developed games have yet been launched on the Zynga Platform and we have no experience supporting games developed by third parties. We may encounter technical and operational challenges operating a platform. In addition, although the Zynga Platform is integrated with Facebook and uses Facebook Credits as the only payment method for purchasing virtual goods, our launch and promotion of the Zynga Platform could harm our relationship with Facebook. If we are not successful with the overall monetization of the Zynga Platform, we may not be able to maintain or grow our revenue as anticipated and our financial results could be adversely affected.

We expect our bookings and revenue growth rate to decline and anticipate operating margins may decline in the future.

From 2010 to 2011, our revenue grew from $597.5 million to $1.14 billion, which represents an annual growth rate of approximately 91%. We expect that as our bookings and revenue increase the growth rate in bookings and revenue will decline. We believe our operating margin will also experience downward pressure as a result of increasing competition and the need for increased operating expenditures for many aspects of our business in addition to increased stock-based compensation expense associated with vested restricted stock units, or ZSUs, which we had not recognized prior to the initial public offering. We also expect to continue to expend substantial financial and other resources on game development, international expansion and our network infrastructure.

A small number of games have generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of players in order to grow our revenue and sustain our competitive position.

Historically we have depended on a small number of games for a majority of our revenue and we expect that this dependency will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games that achieve significant popularity. Each of our games requires significant engineering, marketing and other resources to develop, launch and sustain via regular upgrades and expansions, and such costs on average have increased. Our ability to successfully launch, sustain and expand games and attract and retain players largely will depend on our ability to:

•	anticipate and effectively respond to changing game player interests and preferences;

•	anticipate or respond to changes in the competitive landscape;

•	attract, retain and motivate talented game designers, product managers and engineers;

•	develop, sustain and expand games that are fun, interesting and compelling to play;

•	effectively market new games and enhancements to our existing players and new players;

•	minimize launch delays and cost overruns on new games and game expansions;

•	minimize downtime and other technical difficulties; and

•	acquire high quality assets, personnel and companies.

It is difficult to consistently anticipate player demand on a large scale, particularly as we develop games in new genres or new markets, including international markets and mobile platforms. If we do not successfully launch games that attract and retain a significant number of players and extend the life of our existing games, our market share, reputation and financial results will be harmed.

If our top games do not maintain their popularity, our results of operations could be harmed.

In addition to creating new games that are attractive to a significant number of players, we must extend the life of our existing games, in particular our most successful games. For a game to remain popular, we must constantly enhance, expand or upgrade the game with new features that players find attractive. Such constant enhancement requires the investment of significant resources, particularly with older games, and such costs on average have increased. We may not be able to successfully enhance, expand or upgrade our current games. Any reduction in the number of players of our most popular games, any decrease in the popularity of our games or social games in general, any breach of game-related security or prolonged server interruption, any loss of rights to any intellectual property underlying such games, or any other adverse developments relating to our most popular games, could harm our results of operations.

Any failure or significant interruption in our network could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Our games run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but some elements of this system are operated by third parties that we do not control and which would require significant time to replace. We expect this dependence on third parties to continue. In particular, a meaningful portion of our game traffic is hosted by Amazon Web Services (“AWS”). In the fourth quarter of 2011, AWS hosted approximately one-third of our game traffic. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. For example, the operation of a few of our significant games, including FarmVille and CityVille, was interrupted for several hours in April 2011 due to a network outage. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Security breaches, computer viruses and computer hacking attacks could harm our business and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent in our industry, have occurred on our systems in the past and may occur on our systems in the future. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and operating results. We have experienced and will continue to experience hacking attacks. Because of our prominence in the social game industry, we believe we are a particularly attractive target for hackers. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our headcount and operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. As of December 31, 2011, approximately 54% of our employees had been with us for less than one year and approximately 84% for less than two years. As we continue to grow, we must expend significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our ability to continue launching new games and enhance existing games could suffer.

To effectively manage the growth of our business and operations, we will need to continue spending significant resources to improve our technology infrastructure, our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	monitoring and updating our technology infrastructure to maintain high performance and minimize down time;

•	enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and

•	appropriately documenting our information technology systems and our business processes.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these enhancements and improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to public reporting companies will be impaired. In addition, if our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our operating results will suffer.

Our growth prospects will suffer if we are unable to continue to develop successful games for mobile platforms.

Developing games for mobile platforms is an important component of our strategy. We have devoted and we expect to continue to devote substantial resources to the development of our mobile games, and we cannot guarantee that we will continue to develop such games that appeal to players or advertisers. The uncertainties we face include:

•	we have relatively limited experience working with wireless carriers, mobile platform providers and other partners whose cooperation we may need in order to be successful;

•	we may encounter difficulty in integrating features on games developed for mobile platforms that a sufficient number of players will pay for; and

•	we will need to move beyond payment methods provided by social networks and successfully allow for a variety of payment methods and systems based on the mobile platform, geographies and other factors.

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop commercially viable games for mobile. If we do not succeed in doing so, our growth prospects will suffer.

Our core values of focusing on our players first and acting for the long term may conflict with the short-term interests of our business.

One of our core values is to focus on surprising and delighting our players, which we believe is essential to our success and serves the best, long-term interests of Zynga and our stakeholders. Therefore, we have made in the past and we may make in the future, significant investments or changes in strategy that we think will benefit our players, even if our decision negatively impacts our operating results in the short term. For example, in late 2009 and in 2010 we reduced in-game advertising offers in order to improve player experience. This decrease in in-game offers led to a reduction of advertising revenue in 2010 as compared to 2009. Our decisions may not result in the long-term benefits that we expect, in which case the success of our games, business and operating results could be harmed.

If we lose the services of our founder and Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team. In particular, our founder and Chief Executive Officer, Mark Pincus, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Mr. Pincus or any other member of our senior management team. The loss of our founder and Chief Executive Officer, even temporarily, or any other member of senior management would harm our business.

If we are unable to attract and retain highly qualified employees, we may not be able to grow effectively.

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Such employees, particularly game designers, product managers and engineers, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We have historically hired a number of key personnel through acquisitions, and as competition with several other game companies increases, we may incur significant expenses in continuing this practice. The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We believe that two critical components of our success and our ability to retain our best people are our culture and our competitive compensation practices. As we continue to grow rapidly, and we develop the infrastructure of a public company, we may find it difficult to maintain our entrepreneurial, execution-focused culture. In addition, many of our employees may be able to receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. Moreover, there may also be disparities of wealth between those of our employees whom we hired prior to our initial public offering in December 2011 and those who joined us after we became a public company. This offering is expected to create additional disparities of wealth, which may harm our culture and relations among employees.

An increasing number of individuals are utilizing devices other than personal computers to access the Internet, and versions of our games developed for these devices might not gain widespread adoption, or may not function as intended.

The number of individuals who access the Internet through devices other than a personal computer, such as smartphones, tablets, televisions and set-top box devices, has increased dramatically, and we believe this trend is likely to continue. The generally lower processing speed, power, functionality and memory associated with these devices make playing our games through such devices more difficult; and the versions of our games developed for these devices may not be compelling to players. In addition, each device manufacturer or platform provider may establish unique or restrictive terms and conditions for developers on such devices or platforms, and our games may not work well or be viewable on these devices as a result. We have limited experience in developing and optimizing versions of our games for players on alternative devices and platforms. To expand our business, we will need to support a number of alternative devices and technologies. Once developed, we may choose to port or convert a game into separate versions for alternative devices with different technological requirements. As new devices and new mobile platforms or updates to platforms are continually being released, we may encounter problems in developing versions of our games for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices and platforms. If we are unable to successfully expand the platforms and devices on which our games are available, or if the versions of our games that we create for alternative platforms and devices are not compelling to our players, our business will suffer.

Expansion into international markets is important for our growth, and as we expand internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Continuing to expand our business to attract players in countries other than the United States is a critical element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. We have a limited operating history as a company outside of the United States. We expect to continue to devote significant resources to international expansion through acquisitions, the establishment of additional offices and development studios, and increasing our foreign language offerings. Our ability to expand our business and to attract talented employees and players in an increasing number of international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. We have experienced difficulties in the past and have not been successful in all the countries we have entered. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable management and employees in foreign countries;

•	challenges caused by distance, language and cultural differences;

•	developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

•	competition from local game makers with significant market share in those markets and with a better understanding of player preferences;

•	protecting and enforcing our intellectual property rights;

•	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

•	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

•	implementing alternative payment methods for virtual goods in a manner that complies with local laws and practices and protects us from fraud;

•	compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content;

•	compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences;

•	foreign exchange controls or U.S. tax restrictions that might restrict or prevent us from repatriating income earned in countries outside the United States;

•	political, economic and social instability;

•	higher costs associated with doing business internationally;

•	export or import regulations; and

•	trade and tariff restrictions.

Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business.

Competition within the broader entertainment industry is intense and our existing and potential players may be attracted to competing forms of entertainment such as offline and traditional online games, television, movies and sports, as well as other entertainment options on the Internet.

Our players face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports, online gambling and the Internet, are much larger and more well-established markets and may be perceived by our players to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our players. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms of entertainment, our business model may no longer be viable.

There are low barriers to entry in the social game industry, and competition is intense.

The social game industry is highly competitive, with low barriers to entry and we expect more companies to enter the sector and a wider range of social games to be introduced. Our competitors that develop social games for social networks vary in size and include publicly-traded companies such as Electronic Arts Inc. and The Walt Disney Company and privately-held companies such as Crowdstar, Inc., Vostu, Ltd., DeNA Co. Ltd., King.com and wooga GmbH. In addition, online game developers and distributors who are primarily focused on specific international markets, such as Tencent Holdings Limited in Asia, and high-profile companies with significant online presences that to date have not developed social games, such as Amazon.com, Facebook, Google Inc., and Microsoft Corporation, may decide to develop social games. Some of these current and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the online social game industry. In addition, we have limited experience in developing games for mobile and other platforms and our ability to succeed on those platforms is uncertain. As we continue to devote significant resources to developing games for those platforms, we will face significant competition from established companies, including Electronic Arts, GREE, DeNA, Gameloft SA, Glu Mobile Inc., Disney and Rovio Mobile Ltd. We expect new mobile-game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications.

The value of our virtual goods is highly dependent on how we manage the economies in our games. If we fail to manage our game economies properly, our business may suffer.

Paying players purchase virtual goods in our games because of the perceived value of these goods which is dependent on the relative ease of securing an equivalent good via non-paid means within the game. The perceived value of these virtual goods can be impacted by an increase in the availability of free or discounted Facebook Credits or by various actions that we take in the games including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. If we fail to manage our virtual economies properly, players may be less likely to purchase virtual goods and our business may suffer.

Some of our players may make sales and/or purchases of virtual goods used in our games through unauthorized third-party websites, which may impede our revenue growth.

Some of our players may make sales and/or purchases of our virtual goods, such as Zynga Poker virtual poker chips, through unauthorized third-party sellers in exchange for real currency. These unauthorized transactions are usually arranged on third-party websites. We do not generate any revenue from these transactions. Accordingly, these unauthorized purchases and sales from third-party sellers could impede our revenue and profit growth by, among other things:

•	decreasing revenue from authorized transactions;

•	downward pressure on the prices we charge players for our virtual currency and virtual goods;

•	lost revenue from paying players who stop playing a particular game;

•	costs we incur to develop technological measures to curtail unauthorized transactions;

•	legal claims relating to the diminution of value of our virtual goods; and

•	increased customer support costs to respond to dissatisfied players.

To discourage unauthorized purchases and sales of our virtual goods, we have stated in our terms of service that the buying or selling of virtual currency and virtual goods from unauthorized third-party sellers may result in bans from our games and/or legal action. We have banned players as a result of such activities. We have also developed technological measures to help detect unauthorized transactions. If we decide to implement further restrictions on players’ ability to transfer virtual goods, we may lose players, which could harm our financial condition and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players affects the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who do play fairly. These programs harm the experience of players who play fairly and may disrupt the virtual economy of our games. In addition, unrelated third parties attempt to scam our players with fake offers for virtual goods. We devote significant resources to discover and disable these programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation damaged and players may stop playing our games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of our virtual currency and goods, and increased customer service costs needed to respond to dissatisfied players.

Our quarterly operating results are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Our bookings, revenue, traffic and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance or the expectations of securities analysis or investors because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our Class A common stock to fluctuate. Factors that may contribute to the variability of our operating results include the risk factors listed in these “Risk Factors” and the factors discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance.”

In particular, we recognize revenue from sale of our virtual goods in accordance with GAAP, which is complex and based on our assumptions and historical data with respect to the sale and use of various types of virtual goods. In the event that such assumptions are revised based on new data or there are changes in the historical mix of virtual goods sold due to new game introductions, reduced virtual good sales in existing games or other factors or there are changes in our estimates of average playing periods, the amount of revenue that we recognize in any particular period may fluctuate significantly. For further information regarding our revenue recognition policy, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Given our short operating history and the rapidly evolving social game industry, our historical operating results may not be useful in predicting our future operating results. In addition, metrics we have developed or those available from third parties regarding our industry and the performance of our games, including DAUs, MAUs, MUUs, MUPs and ABPU may not be indicative of our financial performance.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, domain names and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced. The Leahy-Smith America Invents Act (“the Leahy-Smith Act”) was adopted in September 2011. The Leahy-Smith Act includes a number of significant changes to United States patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent and Trademark Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until up to 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors, non-practicing entities and former employers of our personnel. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement we may be obligated to cancel the launch of a new game, stop offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our games and features while we develop substitutes.

In addition, we use open source software in our games and expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Although we do not believe that the final outcome of litigation and claims that we currently face will have a material adverse effect on our business, our expectations may not prove to be correct. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, operating results, financial condition, reputation or the market price of our Class A common stock.

Programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would harm our operating results.

Our games may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. We believe that if our players have a negative experience with our games, they may be less inclined to continue or resume playing our games or recommend our games to other potential players. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the game experience of our players by allowing players to gain unfair advantage, harm our reputation, cause our players to stop playing our games, divert our resources and delay market acceptance of our games, any of which could result in legal liability to us or harm our operating results.

Evolving regulations concerning data privacy may result in increased regulation and different industry standards, which could prevent us from providing our current games to our players, or require us to modify our games, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny, and civil claims alleging liability for the breach of data privacy have been asserted against us. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

We began operations in 2007 and have grown rapidly. While our administrative systems have developed rapidly, during our earlier history our practices relating to intellectual property, data privacy and security, and legal compliance may not have been as robust as they are now, and there may be unasserted claims arising from this period that we are not able to anticipate. In addition, our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, games, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our players share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our players choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our games and features, possibly in a material manner, and may limit our ability to develop new games and features that make use of the data that our players voluntarily share with us.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other player data, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the Internet and mobile platforms, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as players, vendors or developers, violate applicable laws or our policies, such violations may also put our players’ information at risk and could in turn have an adverse effect on our business.

In the area of information security and data protection, many states have passed laws requiring notification to players when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Our business is subject to a variety of other U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding consumer protection, intellectual property, export and national security, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, certain of our games, including Zynga Poker, may become subject to gambling-related rules and regulations and expose us to civil and criminal penalties if we do not comply. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. See the discussion included in the section titled “Business—Government Regulation.”

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of social game services and impair our business.

Companies and governmental agencies may restrict access to Facebook, our website or the Internet generally, which could lead to the loss or slower growth of our player base.

Our players need to access the Internet and in particular Facebook and our website to play our games. Companies and governmental agencies, could block access to Facebook, our website or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Facebook, our website or other social platforms. For example, the government of the People’s Republic of China has blocked access to Facebook in China. If companies or governmental entities block or limit access to Facebook or our website or otherwise adopt policies restricting players from playing our games our business could be negatively impacted and could lead to the loss or slower growth of our player base.

Our business will suffer if we are unable to successfully integrate acquired companies into our business or otherwise manage the growth associated with multiple acquisitions.

We have acquired businesses, personnel and technologies in the past and we intend to continue to pursue acquisitions that are complementary to our existing business and expand our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the social game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, players, and other suppliers as a result of integration of new businesses.

Failure in pursuing or executing new business initiatives could have a material adverse impact on our business and future growth.

Our growth strategy includes evaluating, considering and effectively executing new business initiatives, which can be difficult. Management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time we decided to execute any new initiative. Entering into any new initiatives can also divert our management’s attention from other business issues and opportunities. Failure to effectively identify, pursue and execute new business initiatives, including online gambling as discussed below, may adversely affect our reputation, business, financial condition and results of operations.

We have recently stated publicly that we are evaluating the opportunity of expanding our business to include online gambling. Although we may not ultimately pursue this opportunity, we believe it could have risks that are different than those associated with other new initiatives. In particular, online gambling is subject to stringent, complicated and rapidly changing licensing and regulatory requirements, both federally and in each state, as well as internationally. Regulatory and legislative developments may prevent or significantly limit our ability to enter into or succeed in online gambling. Becoming familiar with and complying with these requirements will increase our costs and subject our business to greater scrutiny by regulators in many different jurisdictions. If our brand becomes associated with online gambling we may lose current players, advertisers or partners or have difficulty attracting new players, advertisers or partners, which could adversely impact our business.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency, and an increasing percentage of our international revenue is from players who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the dollar equivalent of such expenses being higher and/or the dollar equivalent of such foreign-denominated revenue being lower than would be the case if exchange rates were stable. This could have a negative impact on our reported operating results.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

A change in the application of the tax laws of various jurisdictions could result in an increase to our worldwide effective tax rate and a change in how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to provide us worldwide tax efficiencies. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business is not consistent with the manner in which we report our income to the jurisdictions, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and equipment, which could require us to curtail or cease operations.

Our principal offices and network operations centers are located in the San Francisco Bay Area, an area known for earthquakes, and are thus vulnerable to damage. We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to This Offering and Ownership of Our Class A Common Stock

The three class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to our initial public offering, including our founder and Chief Executive Officer and our other executive officers, employees and directors and their affiliates; this limits our other stockholders’ and your ability to influence corporate matters.

Our Class C common stock has 70 votes per share, our Class B common stock has seven votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. The holders of Class B common stock and Class C common stock, including our founder and Chief Executive Officer, Mark Pincus, and our other executive officers, employees and directors and their affiliates, will collectively hold approximately 96.9% of the voting power of our outstanding capital stock immediately following this offering. Mr. Pincus will beneficially own approximately 35.4% of the total voting power of our outstanding capital stock immediately following this offering. As a result, Mr. Pincus and the other holders of our Class B common stock will continue to have significant influence over the management and affairs of the company and control over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated voting control will limit your ability to influence corporate matters and could adversely affect the market price of our Class A common stock.

Future transfers or sales by holders of Class B common stock or Class C common stock will result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those stockholders who retain their existing shares of Class B or Class C common stock. In addition, as shares of Class B common stock are transferred or sold and converted to Class A common stock, the sole holder of Class C common stock, Mr. Pincus, will have greater relative voting control to the extent he retains his existing shares of Class C common stock, and as a result he could in the future control a majority of our total voting power. Mr. Pincus is entitled to vote his shares in his own interests and may do so.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors or current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing changes in our board of directors or management. Our certificate of incorporation and bylaws include provisions that:

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	prohibit cumulative voting in the election of directors; and

•	reflect three classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our share price has been and will likely continue to be volatile, and you may be unable to sell your shares at or above the offering price, if at all.

The trading price of our Class A common stock has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Since shares of our Class A common stock were sold in our initial public offering in December 2011 at a price of $10.00 per share, our stock price has ranged from $7.97 to $15.91, through March 23, 2012. In addition to the factors discussed in these “Risk Factors” and elsewhere in this prospectus, factors that may cause volatility in our share price include:

•	changes in projected operational and financial results;

•	issuance of new or updated research or reports by securities analysts;

•	market rumors or press reports;

•	the use by investors or analysts of third-party data regarding our business that may not reflect our actual performance;

•	the expiration of contractual lock-up agreements;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	the activities, public announcements and financial performance of our commercial partners, such as Facebook;

•

fluctuations in the trading volume of our shares, or the size of our public float relative to the total number of shares of our Class A, Class B and Class C common stock that are issued and outstanding;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the offering price, you may not realize any return on your investment and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Our Class A common stock price may be volatile due to third-party data regarding our games.

Third parties, such as AppData, publish daily data about us and other social game companies with respect to DAUs and MAUs and other information concerning social game usage, in particular on Facebook. These metrics can be volatile, particularly for specific games, and in many cases do not accurately reflect the actual levels of usage of our games across all platforms and may not correlate to our bookings or revenue from the sale of virtual goods. There is a possibility that third parties could change their methodologies for calculating these metrics in the future. To the extent that securities analysts or investors base their views of our business or prospects on such third-party data, the price of our Class A common stock may be volatile and may not reflect the performance of our business.

If securities or industry analysts do not publish research about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock, to some extent, depends on the research and reports that securities or industry analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales or potential sales of our common stock in the public market could cause our share price to decline.

We have a small public float relative to the total number of shares of our Class A, Class B and Class C common stock that are issued and outstanding and a substantial majority of our issued and outstanding shares are currently restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers.

Substantially all of our outstanding shares, other than those sold in our initial public offering, are subject to lock-up agreements from that offering that expire on May 28, 2012. We are releasing the selling stockholders from these lock-ups to permit them to sell up to 49,414,526 shares (including the underwriters’ option to purchase additional shares) in this offering. In addition, we are releasing non-executive employees holding an aggregate of approximately 114,000,000 shares from the lock-up, effective upon closing of this offering. However, these employees are subject to our trading window “blackout” policy and thus will not be able to sell such shares until the third business day following our earnings release for the first quarter, which we currently expect to occur in the last week of April 2012, and as a result expect these shares to first be available for sale on or about April 30, 2012. Although the selling stockholders are entering into new lock-up agreements in connection with this offering, there will be lock-up releases that occur at several times over the next five months. See “Shares Eligible for Future Sale.” Sales of a substantial amount of our Class A common stock in the public market following the release of lock-up restrictions or otherwise, or the perception that these sales could occur, could cause the market price of our Class A common Stock to decline.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

If we are unable to maintain adequate internal controls for financial reporting in the future, or if our auditors are unable to express an opinion as to the effectiveness of our internal controls as required pursuant to the Sarbanes-Oxley Act, investor confidence in the accuracy of our financial reports may be impacted or the market price of our Class A common stock could be negatively impacted.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company, subject to these rules and regulations, will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition have become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Market Data and User Metrics,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Shares Eligible for Future Sale,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our future relationship with Facebook;

•	our corporate strategy and initiatives;

•	launching new games and enhancements to games that are commercially successful;

•	publishing games from third-party developers on Zynga.com;

•	continued growth in demand for virtual goods and in the social games industry;

•	building and sustaining our franchise games;

•	the ability of our games to generate revenue and bookings for a significant period of time after launch;

•	the proposed purchase of our headquarters;

•	capital expenditures and investment in our network infrastructure, including data centers;

•	our use of working capital in general;

•	retaining and adding players and increasing the monetization of our player base;

•	maintaining a technology infrastructure that can efficiently and reliably handle increased player usage, fast load times and the deployment of new features and products;

•	attracting and retaining qualified employees and key personnel;

•	designing games for mobile and other non-PC devices, and pursuing mobile initiatives generally;

•	our successful growth internationally and in advertising revenue;

•	our evaluation of new business opportunities, including online gambling;

•	maintaining, protecting and enhancing our intellectual property;

•	protecting our players’ information and adequately addressing privacy concerns; and

•	successfully acquiring and integrating companies and assets.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET DATA AND USER METRICS

Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the sector in which we operate, including our general expectations and position, opportunity and size estimates, is based on information from various sources, on assumptions that we have made that are based on those and other similar sources and on our knowledge of the audience for our games. This information involves a number of assumptions and limitations, and we caution you not to give undue weight to such estimates. We have not independently verified any third-party information and while we believe the position, opportunity and sector size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We believe that our games compete for the attention of players with the other forms of entertainment that comprise the global entertainment industry. Collectively, we refer to these markets as the “Worldwide Entertainment Market.” According to IDC, the worldwide markets for Internet advertising, television advertising, video game software and radio advertising in 2011 were forecasted to be $83 billion, $212 billion, $50 billion and $34 billion, respectively. According to Global Betting and Gaming Consultants, a gambling consultancy firm, the worldwide markets for locally licensed online betting and cash gaming were forecasted to be $15 billion in 2011 and are expected to grow to approximately $23 billion by 2014. According to IBISWorld, Inc., a media research and consulting company, the worldwide markets for movies, books, newspapers (including newspaper advertising), magazines (including magazine advertising) and recorded music in 2011 were estimated to be $122 billion, $95 billion, $169 billion, $116 billion and $30 billion, respectively. According to Screen Digest, Ltd., a market research firm, the worldwide market for television subscriptions in 2011 was forecasted to be $200 billion. Aggregating these sources, we believe that the Worldwide Entertainment Market in 2011 was more than $1.0 trillion.

User Metrics

In this prospectus, when we refer to DAUs, MAUs, MUUs, MUPs or ABPU, unless otherwise indicated, we are referring to internally-measured user information. For information concerning these metrics as measured by us, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics.” We also refer in this prospectus to DAUs and MAUs as measured and published by AppData, an independent service that publicly reports traffic data for games and other applications on Facebook. We rely on AppData information whenever we refer to the ranking of our games on Facebook or compare our games to the games of other developers on Facebook. Each of these references is identified by the phrase “according to AppData” or a similar phrase. References in this prospectus to AppData mean Inside Network’s AppData service, together with other services run by Inside Network. Our DAU and MAU information is based on our own internal analytics systems and may differ from the corresponding information published by AppData. We count a user as an “active user” of a game only after the user has navigated to the game and the game has been installed or loaded on the user’s computer or other connected device. AppData’s information includes only users who access our games through Facebook, while our information includes users across all platforms on which our games are played.

AppData has changed its methodologies for calculating DAUs and MAUs in the past and may change its methodologies in the future. Prior to October 15, 2011, AppData counted a user of an application as an “active user” as soon as the user navigated to a web page requesting permission to install the application, irrespective of whether an application was actually installed. For data after October 15, 2011, AppData uses a methodology similar to ours to define an “active user.”

USE OF PROCEEDS

The selling stockholders are selling all of the shares of Class A common stock being sold in the offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of our Class A common stock in this offering. The principal purposes of this offering are to facilitate an orderly distribution of shares and to increase our public float.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock has been listed on the NASDAQ Global Select Market under the symbol “ZNGA” since December 16, 2011. Prior to that date, there was no public trading market for our Class A common stock. The following table sets forth for the periods indicated the high and low intra-day sale prices per share of our Class A common stock as reported on the NASDAQ Global Select Market:

	High	Low
Fourth Quarter 2011 (from December 16, 2011)	$11.50	$8.75
First Quarter 2012 (through March 22, 2012)	$15.91	$7.97

On March 22, 2012, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $13.76 per share. As of December 31, 2011, we had 109 holders of record of our Class A common stock, 1,461 holders of record of our Class B common stock and one holder of record of our Class C common stock. The actual number of Class A and Class B stockholders is greater than these numbers of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 as well as the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the period from inception (April 19, 2007) to December 31, 2007 and the year ended December 31, 2008, as well as the consolidated balance sheet data as of December 31, 2007, 2008 and 2009, are derived from audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,
		2008	2009	2010	2011
	(in thousands, except per share data, users and ABPU)
Consolidated Statements of Operations Data:
Revenue	$693	$19,410	$121,467	$597,459	$1,140,100
Costs and expenses:
Cost of revenue	189	10,017	56,707	176,052	330,043
Research and development	869	12,160	51,029	149,519	727,018
Sales and marketing	231	10,982	42,266	114,165	234,199
General and administrative	277	8,834	24,243	32,251	254,456

Total costs and expenses	1,566	41,993	174,245	471,987	1,545,716
Income (loss) from operations	(873)	(22,583)	(52,778)	125,472	(405,616)
Interest income	22	319	177	1,222	1,680
Other income (expense), net	8	187	(209)	365	(2,206)

Income (loss) before income taxes	(843)	(22,077)	(52,810)	127,059	(406,142)
(Provision for) / benefit from income taxes	(3)	(38)	(12)	(36,464)	1,826

Net income (loss)	$(846)	$(22,115)	$(52,822)	$90,595	$(404,316)

Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	—	4,590	—
Net income attributable to participating securities	—	—	—	58,110	—

Net income (loss) attributable to common stockholders	$(846)	$(22,115)	$(52,822)	$27,895	(404,316)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.06)	$(0.18)	$(0.31)	$0.12	$(1.40)

Diluted	$(0.06)	$(0.18)	$(0.31)	$0.11	$(1.40)

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:
Basic	14,255	119,990	171,751	223,881	288,599

Diluted	14,255	119,990	171,751	329,256	288,599

Other Financial and Operational Data:
Bookings(1)	$1,351	$35,948	$328,070	$838,896	$1,155,509
Adjusted EBITDA(2)	$(185)	$4,549	$168,187	$392,738	$303,274
Average DAUs (in millions)(3)	NA	NA	41	56	57
Average MAUs (in millions)(4)	NA	NA	153	217	233
Average MUUs (in millions)(5)	NA	NA	86	116	151
ABPU(6)	NA	NA	$0.035	$0.041	$0.055

NA means data is not available.

(1)	See the section titled “Non-GAAP Financial Measures” below for how we define and calculate bookings, a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.
(2)	See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted EBITDA, a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.
(3)	DAUs is the number of individuals who played one of our games during a particular day, as recorded by our internal analytics systems. Average DAUs is the average of the DAUs for each day during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—DAUs” for more information on how we define and calculate DAUs. Reflects 2009 data commencing on July 1, 2009.
(4)	MAUs is the number of individuals who played a particular game during a 30-day-period, as recorded by our internal analytics systems. Average MAUs is the average of the MAUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MAUs” for more information on how we define and calculate MAUs. Reflects 2009 data commencing on July 1, 2009.
(5)	MUUs is the number of unique individuals who played any of our games on a particular platform during a 30-day period, as recorded by our internal analytics systems. Average MUUs is the average of the MUUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MUUs” for more information on how we define and calculate MUUs. Reflects 2009 data commencing on July 1, 2009.
(6)	ABPU is defined as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by (iii) the average DAUs during the period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—ABPU” for more information on how we define and calculate ABPU. Reflects 2009 data commencing on July 1, 2009.

Stock-based compensation included in the statements of operations data above was as follows:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,
		2008	2009	2010	2011
	(in thousands)
Cost of revenue	$—	$22	$443	$2,128	$17,660
Research and development	17	226	1,817	10,242	374,920
Sales and marketing	—	381	518	7,899	81,326
General and administrative	3	60	1,212	5,425	126,306

Total stock-based compensation	$20	$689	$3,990	$25,694	$600,212

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5,731	$35,558	$199,958	$738,090	$1,917,606
Property and equipment, net	267	4,052	34,827	74,959	246,740
Working capital	4,719	8,378	(12,496)	385,564	1,355,224
Total assets	6,016	45,367	258,848	1,112,572	2,516,646
Deferred revenue	658	17,196	223,799	465,236	480,645
Total stockholders’ equity (deficit)	4,756	12,995	(21,478)	482,215	1,749,539

Non-GAAP Financial Measures

Bookings

To provide investors with additional information about our financial results, we disclose within this prospectus bookings, a non-GAAP financial measure. We have provided below a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure.

Bookings is a non-GAAP financial measure and is equal to revenue recognized in the period plus the change in deferred revenue during the period. We record the sale of virtual goods as deferred revenue and then recognize that revenue over the estimated average life of the purchased virtual goods or as the virtual goods are consumed. Advertising revenue consisting of certain branded virtual goods and sponsorships is also deferred and recognized over the estimated average life of the branded virtual good, similar to online game revenue. For additional discussion of the estimated average life of virtual goods, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.”

We use bookings to evaluate the results of our operations, generate future operating plans and assess the performance of our company. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure.

The following table presents a reconciliation of revenue to bookings for each of the periods indicated:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,
		2008	2009	2010	2011
	(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$693	$19,410	$121,467	$597,459	$1,140,100
Change in deferred revenue	658	16,538	206,603	241,437	15,409

Bookings	$1,351	$35,948	$328,070	$838,896	$1,155,509

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We record bookings and recognize revenue net of amounts retained by Facebook. Prior to the adoption of Facebook Credits, we recorded a majority of our online game revenue at the gross price charged to the customer. If we had been subject to Facebook Credits beginning January 1, 2009, we estimate our bookings would have been approximately $90 million, $150 million and $20 million lower than actual results in 2009, 2010 and 2011, respectively, by assuming a 30% reduction in estimated bookings generated from payment methods that were replaced by Facebook Credits.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans, and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,
		2008	2009	2010	2011
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(846)	$(22,115)	$(52,822)	$90,595	$(404,316)
(Provision for) / benefit from income taxes	3	38	12	36,464	(1,826)
Other income (expense), net	(8)	(187)	209	(365)	2,206
Interest income	(22)	(319)	(177)	(1,222)	(1,680)
Gain (loss) from legal settlements	—	7,000	—	(39,346)	(2,145)
Depreciation and amortization	10	2,905	10,372	39,481	95,414
Stock-based compensation	20	689	3,990	25,694	600,212
Change in deferred revenue	658	16,538	206,603	241,437	15,409

Adjusted EBITDA	$(185)	$4,549	$168,187	$392,738	$303,274

Limitations of Bookings and Adjusted EBITDA

Some limitations of bookings and adjusted EBITDA are:

•	adjusted EBITDA does not include stock-based compensation expense;

•

bookings and adjusted EBITDA do not reflect that we defer and recognize online game and certain advertising transactions revenue over the estimated average life of virtual goods or as virtual goods are consumed;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income and expense, which includes foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses associated with legal settlements; and

•	other companies, including companies in our industry, may calculate bookings and adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider bookings and adjusted EBITDA alongside other financial performance measures, including revenue, net income (loss) and our financial results presented in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the world’s leading online social game developer with 240 million average MAUs in 175 countries. We have launched the most successful social games in the industry in each of the last three years and generated over $1.85 billion in cumulative revenue and over $2.35 billion in cumulative bookings since our inception in 2007. Our games are accessible to players worldwide on Facebook and other social networks, mobile platforms and Zynga.com, wherever and whenever they want. All of our games are free to play, and we generate revenue through the in-game sale of virtual goods and advertising.

We are a pioneer and innovator of social games and a leader in making play a core activity on the Internet. We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Highlights in our history include:

•

In April 2007, we began operations and by the end of 2008 had launched several games, including Zynga Poker in July 2007 and Mafia Wars in June 2008 on multiple platforms, including Facebook and Myspace. In addition, in June 2008, we acquired the YoVille game in order to expand our game portfolio. As of December 31, 2008, we had 157 employees.

•

In June 2009, we launched FarmVille, which quickly became the most popular social game on Facebook. In the second half of 2009, we launched several other games, including Café World in September 2009. In the fourth quarter of 2009, we achieved $144.6 million in bookings. As of December 31, 2009, we had 576 employees.

•

In 2010, we saw continued growth from existing games and new game launches. We launched FrontierVille in June 2010 and CityVille in December 2010. During 2010, in order to enhance our product portfolio and game development capabilities around the world, we acquired several companies, including Newtoy, Inc., the creator of the mobile game Words with Friends. In the fourth quarter of 2010, we achieved $243.5 million in bookings. As of December 31, 2010, we had 1,483 employees.

•

In 2010, we entered into an addendum with Facebook that modified Facebook’s standard terms and conditions for game developers as they apply to us and that govern the promotion, distribution and operation of our games on Facebook. In July 2010, we began migrating to Facebook Credits, and by April 2011, we had migrated all of our games on Facebook to Facebook Credits.

•	In the first quarter of 2011, we released FarmVille English Countryside, an expansion of FarmVille. We also launched Words with Friends on the Google Android platform in the first quarter.

•	In the second quarter of 2011, we launched Empires & Allies, our first strategy combat game, and Hanging with Friends, a mobile game that was developed in our Zynga with Friends studio.

•	In the third quarter of 2011, we launched Adventure World and released Words with Friends on Facebook and achieved $287.7 million in bookings.

•	In the fourth quarter of 2011, we launched CastleVille and achieved $306.5 million in bookings in that quarter. As of December 31, 2011, we had 2,846 employees.

In 2011, our revenue and bookings were $1.14 billion and $1.16 billion, respectively, which represented increases from 2010 of $542.6 million and $316.6 million, respectively. Consistent with our free-to-play business model, compared to all players who play our games in any period, only a small portion are payers. Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase virtual goods will continue to constitute a small portion of our overall players as our business grows.

The games that constitute our top three games vary over time but historically the top three revenue-generating games in any period have contributed the majority of our revenue. Our top three games accounted for 83%, 78% and 57% of our online game revenue in 2009, 2010 and 2011, respectively. The reduction in percentage of online game revenue related to our top three games occurred throughout these periods as new games were launched and we recognized revenue from these games. Historically, our most popular games have generated revenue and bookings for a significant period of time after their release. During 2011, bookings from our games launched prior to December 31, 2009, or Pre-2010 Games, were 97% of bookings from these games during 2010. Bookings from Pre-2010 Games were 58% of total 2011 bookings.

We made significant investments in 2011 to drive long-term growth. We continue to invest in game development, creating both new games and new features and content in existing games designed to engage our players. We are also investing in other key areas of our business, including international market development, mobile games and our technology infrastructure. In 2012, we expect to make capital expenditures of up to $160 million as we invest in network infrastructure to support our expected growth and to continue to improve the player experience. We expect to make additional capital expenditures of $228 million in connection with the purchase of our corporate headquarters. In addition, assuming this purchase is completed, we expect to make capital expenditures of $20 million to $25 million in 2012 related to improvements for our corporate headquarters.

How We Generate Revenue

We operate our games as live services that allow players to play for free. We generate revenue primarily from the in-game sale of virtual goods and advertising.

Online Game. We provide our players with the opportunity to purchase virtual goods that enhance their game-playing experience. We believe players choose to pay for virtual goods for the same reasons they are willing to pay for other forms of entertainment. They enjoy the additional playing time or added convenience, the ability to personalize their own game boards, the satisfaction of leveling up and the opportunity for sharing creative expressions. We believe players are more likely to purchase virtual goods when they are connected to and playing with their friends, whether those friends play for free or also purchase virtual goods.

In May 2010, we entered into an addendum to Facebook’s standard terms and conditions requiring us to transition our payment method to Facebook Credits, Facebook’s proprietary payment method, as the primary means of payment within our games played through Facebook. We began migrating to Facebook Credits in July 2010, and in April 2011, we completed this migration. Under this addendum, Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We recognize revenue net of amounts retained by Facebook. Prior to this addendum, we used third-party payment processors and paid these processors service fees ranging from 2% to 10% of the purchase price of our virtual goods which were recorded in cost of revenue. Players can purchase Facebook Credits from Facebook, directly through our games and through game cards purchased from retailers and distributors.

On platforms that do not utilize Facebook Credits, players purchase our virtual goods through various widely accepted payment methods offered in the games, including credit cards, PayPal, Apple iTunes accounts and direct wires. Players can purchase game cards from retailers and distributors for use on these platforms.

Advertising. Advertising revenue primarily includes branded virtual goods, sponsorships and engagement ads. We generally report our advertising revenue net of amounts due to advertising agencies and brokers.

Revenue growth will depend largely on our ability to attract and retain players and more effectively monetize our player base through the sale of virtual goods and advertising. We intend to do this through the launch of new games, enhancements to current games and expansion into new markets, distribution platforms and Zynga.com.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Key Financial Metrics

Bookings. Bookings is a non-GAAP financial measure that is equal to revenue recognized during the period in addition to the change in deferred revenue during the period. Bookings, as opposed to revenue, is the fundamental top-line metric we use to manage our business, as we believe it is a better indicator of the sales activity in a given period. Over the long term, the factors impacting our bookings and revenue are the same. However, in the short term, there are factors that may cause revenue to exceed or be less than bookings in any period. For a reconciliation of revenue to bookings, see the section titled “—Non-GAAP Financial Measures” included in Selected Consolidated Financial Data.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted for (provision for) / benefit from income taxes; other income (expense), net; interest income; gain (loss) from legal settlements; depreciation and amortization; stock-based compensation and change in deferred revenue. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. For a reconciliation of net income (loss) to adjusted EBITDA, see the section titled “—Non-GAAP Financial Measures” included in Selected Consolidated Financial Data.

Key Operating Metrics

We manage our business by tracking several operating metrics: “DAUs,” which measures daily active users of our games, “MAUs,” which measures monthly active users of our games, “MUUs,” which measures monthly unique users of our games, “MUPs”, “ which measures monthly unique payers in our games, and ABPU, which measures our average daily bookings per average DAU, each of which is recorded by our internal analytics systems.

DAUs. We define DAUs as the number of individuals who played one of our games during a particular day. Under this metric, an individual who plays two different games on the same day is counted as two DAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two DAUs. Average DAUs for a particular period is the average of the DAUs for each day during that period. We use DAU as a measure of audience engagement.

MAUs. We define MAUs as the number of individuals who played a particular game in the 30-day period ending with the measurement date. Under this metric, an individual who plays two different games in the same 30-day period is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks in a 30-day period would be counted as two MAUs. Average MAUs for a particular period is the average of the MAUs at each month-end during that period. We use MAU as a measure of total game audience size.

MUUs. We define MUUs as the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. An individual who plays more than one of our games in a given 30-day period would be counted as a single MUU. However, because we cannot always distinguish unique individuals playing across multiple platforms, an individual who plays any of our games on two different platforms (e.g., web and mobile) in a given 30-day period may be counted as two MUUs in the event that we do not have data that allows us to de-duplicate the player. Because many of our players play more than one game in a given 30-day period, MUUs are always lower than MAUs in any given time period. Average MUUs for a particular period is the average of the MUUs at each month-end during that period. We use MUU as a measure of total audience reach across our network of games.

MUPs. We define MUPs as the number of unique players who made a payment at least once during the applicable month through a payment method for which we can quantify the number of unique payers, including mobile payers. MUPs does not include payers who use certain smaller web-based payment methods for which we cannot quantify the number of unique payers. If a player made a payment in our games on two separate platforms (e.g. Facebook and Google+) in a period, the player would be counted as two unique payers in that period. Monthly unique payers are presented as a quarterly average of the three months in the applicable quarter.

Average Bookings per User (ABPU). We define ABPU as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by, (iii) the average DAUs during the period. We believe that ABPU provides useful information to investors and others in understanding and evaluating our results in the same manner as our management and board of directors. We use ABPU as a measure of overall monetization across all of our players through the sale of virtual goods and advertising.

Our business model for social games is designed so that, as there are more players that play our games, social interactions increase and the more valuable the games and our business becomes. All engaged players of our games help drive our bookings and, consequently, both online game revenue and advertising revenue. Virtual goods are purchased by players who are socializing with, competing against or collaborating with other players, most of whom do not buy virtual goods. Accordingly, we primarily focus on bookings, DAUs, MUUs, MUPs and ABPU, which together we believe best reflect the economic value of all of our players.

	For the Three Months Ended
	Mar 31, 2010	June 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	June 30, 2011	Sep 30, 2011	Dec 31, 2011
	(users in millions)
Average DAUs	67	60	49	48	62	59	54	54
Average MAUs	236	234	203	195	236	228	227	240
Average MUUs	124	119	110	111	146	151	152	153
Average MUPs (in thousands)	NA	NA	NA	NA	NA	NA	2,568	2,901
ABPU	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058	$0.061

NA means data is not available.

Our user metrics are impacted by several factors that cause them to fluctuate on a quarterly basis. Beginning in early 2010, Facebook changed its policies for application developers regarding use of its communication channels. These changes limited the level of communication among users about applications on the Facebook platform, which we believe contributed to a decline in our number of players throughout 2010. In addition, beginning with the third quarter of 2010, our bookings and revenue growth rates were negatively impacted due to our adoption of Facebook Credits as the primary payment method on Facebook. We account for Facebook Credits net of amounts retained by Facebook. Our DAUs, MAUs and MUUs all increased in the three months ended March 31, 2011, primarily due to the launch of CityVille in December 2010, the addition of new content to existing games and the launch of several mobile initiatives. In the third and fourth quarters of 2011, DAUs declined compared to the first two quarters of the year, mainly due to a decline in players of our more mature games. However, during that six-month same period we saw an increase in MAUs and ABPU as we continued to expand our reach as a result of new game launches and improve our monetization as a result of both new game launches and increased bookings from advertising. Future growth in audience and engagement will depend on our ability to retain current players, attract new players, launch new games and expand into new markets, distribution platforms and Zynga.com.

Our operating metrics may not correlate directly to quarterly bookings or revenue trends in the short term. For instance, revenue has grown every quarter since our inception, including in quarters where DAU, MAU and MUU did not grow.

Other Metrics

Although certain mobile payer data for the third and fourth quarters of 2011 became available to us in the fourth quarter of 2011, the table below shows quarterly unique payers excluding mobile payers in all periods presented in order to present a payer metric that excludes mobile payer data for all periods. The following table presents certain bookings and estimated quarterly unique payer data for the last eight quarters.

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in thousands, except per unique payer data)

Bookings	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661	$306,507
Unique payer bookings(1)	$164,374	$176,427	$197,140	$214,893	$254,002	$233,898	$247,800	$257,730
Quarterly unique payers(2)	2,330	2,577	2,754	3,027	3,676	3,336	3,407	3,499
Unique payer bookings per quarterly unique payer(3)	$71	$68	$72	$71	$69	$70	$73	$73

(1)	Unique payer bookings represents the amount of bookings that we received through payment methods for which we can quantify the number of unique payers. Amounts included in bookings but excluded from unique payer bookings include bookings from advertising and bookings received through certain mobile payment platforms and certain smaller web-based payment methods for which we cannot quantify the number of unique payers.
(2)	Quarterly unique payers represents the aggregate number of unique players who made a payment at least once during the quarter through a payment method for which we can quantify the number of unique payers. It does not include payers who use certain mobile platforms and payers who use certain smaller web-based payment methods for which we cannot quantify the number of unique payers. If a player made a payment in our games on two separate platforms (e.g. Facebook and Google+) in a period, the player would be counted as two unique payers in that period.
(3)	Unique payer bookings per unique payer is calculated by dividing unique payer bookings by quarterly unique payers.

Unique payers increased each period from the first quarter of 2009 through the fourth quarter of 2011, except for the second quarter of 2011, as a result of the introduction of new games, new content in our games and additional payment methods throughout these periods. Unique payers decreased by approximately 340,000 in the second quarter of 2011 compared to the first quarter due to the launch of CityVille just prior to the beginning of the first quarter and no other new game launches from December 2010 through May 2011.

Factors Affecting Our Performance

Launch of new games and release of enhancements. Our bookings and revenue growth have been driven by the launch of new games and the release of fresh content and new features in existing games. For a summary of key game launch dates and other significant events, see the section titled “Overview” above. Although the amount of revenue and bookings we generate from a new game or an enhancement to an existing game can vary significantly, we expect our revenue and bookings growth to be correlated to the success of our new games and our success in releasing engaging content and features.

Game monetization. We generate most of our bookings and revenue from the sale of virtual goods in our games. The degree to which our players choose to pay for virtual goods in our games is driven by our ability to create content and virtual goods that enhance the game-play experience. Our bookings, revenue and overall financial performance are affected by the number of players and the effectiveness of our monetization of players through the sale of virtual goods and advertising. In addition, international players have historically lagged the monetization that we achieve for U.S. players, and the percentage of paying international players may increase or decrease based on a number of factors, including growth in overall international players, localization of content and the availability of payment options.

Changes in Facebook or other platforms. Facebook is the primary distribution, marketing, promotion and payment platform for our social games. We generate substantially all of our bookings, revenue and players through the Facebook platform and expect to continue to do so for the foreseeable future. Facebook and other platforms have broad discretion to change their platforms, terms of service and other policies with respect to us or other developers, and those changes may be unfavorable to us. The table below presents the estimated percentages of our quarterly bookings and revenue generated through the Facebook platform. We have had to estimate this information because certain payment methods used do not allow us to determine the platform used.

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
Bookings	94%	93%	91%	93%	93%	93%	94%	93%
Revenue	94%	93%	91%	94%	93%	93%	93%	94%

Investment in game development. In order to develop new games and enhance the content and features in our existing games, we must invest a significant amount of engineering and creative resources. These expenditures generally occur months in advance of the launch of a new game, website or the release of new content, and the resulting revenue may not equal or exceed our development costs.

Investment in technology stack. By the fourth quarter of 2011, we hosted a significant portion of our game traffic on our own network infrastructure. We will continue to invest in our network infrastructure, with the goal of reducing our reliance on third-party web hosting services and moving towards the use of self-operated data centers. Under this approach, we host data and traffic for our games on servers located in the data centers which we lease, build and operate. Investment in our network infrastructure will require capital expenditures for equipment. We believe that over the long term this investment will produce further operating leverage by reducing our game operation costs and will enhance our games and player experience. However, as we continue to grow, the capital investment necessary to build and maintain our infrastructure will be significant and will require that we successfully migrate our games to ensure the best customer service for our players.

Player acquisition costs. Although we acquire most of our players through unpaid channels, we also utilize advertising and other forms of player acquisition and retention to grow and retain our player audience. These expenditures generally relate to the promotion of new game launches and ongoing performance-based programs to drive new player acquisition and lapsed player reactivation. Over time, these acquisition and retention-related programs may become either less effective or more costly, negatively impacting our operating results.

New market development. We are investing in new distribution channels such as mobile and third-party platforms, including other social networks and in international markets to expand our reach and grow our business. For example, we have continued to hire additional employees and acquire companies with experience developing mobile applications. We have also invested resources in integrating and operating some of our games on additional third-party platforms, including Google+, mixi, and Tencent. As we expand into new markets and distribution channels, we expect to incur headcount, marketing and other operating costs in advance of the associated bookings and revenue. Our financial performance will be impacted by our investment in these initiatives and their success.

Stock-based compensation expense related to outstanding ZSUs. Prior to our initial public offering, we granted restricted stock units, or ZSUs, to our employees that generally vest upon the satisfaction of both a service-period condition of up to four years and a liquidity event condition, the latter of which was satisfied following the Company’s initial public offering. Because the liquidity event condition was not met until our initial public offering, in prior periods, we had not recorded any expense relating to our ZSUs. In the fourth quarter of 2011, after the initial public offering, we recognized $510 million of stock-based compensation expense related to ZSUs. This expense is in addition to the stock-based compensation expense we will recognize related to outstanding equity awards other than ZSUs as well as expenses related to ZSUs or other equity awards that are granted following the initial public offering.

Cost of Revenue and Operating Expenses

Cost of revenue. Our cost of revenue consists primarily of web hosting and data center costs related to operating our games, including: depreciation and amortization; consulting costs primarily related to third-party provisioning of customer support services; payment processing fees; and salaries, benefits and stock-based compensation for our customer support and infrastructure teams. Our infrastructure team includes our network operations and payment platform teams. Credit card processing fees, allocated facilities costs and other supporting overhead costs are also included in cost of revenue. We expect cost of revenue to increase for the foreseeable future as we expand our data center capacity and headcount associated with player support.

Research and development. Our research and development expenses consist primarily of salaries, benefits and stock-based compensation for our engineers and developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities and other supporting overhead costs. We believe continued investment in enhancing existing games and developing new games, and in software development tools and code modification, is important to attaining our strategic objectives. As a result, we expect research and development expenses to increase in absolute dollars for the foreseeable future as we grow our business.

Sales and marketing. Our sales and marketing expenses consist primarily of player acquisition costs, which are advertisements designed to drive players into our games, salaries, benefits and stock-based compensation for our sales and marketing employees and fees paid to consultants. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other supporting overhead costs. We plan to continue to invest in sales and marketing to grow our player base and continue building brand awareness. As a result, we expect sales and marketing expenses to increase in absolute dollars for the foreseeable future as we grow our business.

General and administrative. Our general and administrative expenses consist primarily of salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, charitable donations and facilities and other supporting overhead costs not allocated to other departments. General and administrative expenses also include gains and losses associated with legal settlements. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we continue to grow our business and incur additional expenses associated with being a publicly-traded company.

Results of Operations

The following table sets forth our results of operations for the periods presented as a percentage of revenue for those periods.

	Year Ended December 31,
	2009	2010	2011
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%
Costs and expenses:
Cost of revenue	47	29	29
Research and development	42	25	64
Sales and marketing	35	19	21
General and administrative	19	6	22

Total costs and expenses	143	79	136
Income (loss) from operations	(43)	21	(36)
Interest income	—	—	—
Other income (expense), net	—	—	—

Income (loss) before income taxes	(43)	21	(36)
(Provision for) / benefit from income taxes	—	(6)	1

Net income (loss)	(43)%	15%	(35)%

Revenue

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Revenue by type:
Online game	$85,748	$574,632	$1,065,648	570%	85%
Advertising	35,719	22,827	74,452	(36)%	226%

Total	$121,467	$597,459	$1,140,100	392%	91%

2011 Compared to 2010. Total revenue increased $542.6 million in 2011, as a result of growth in both online game and advertising revenue. Bookings increased by $316.6 million from 2010 to 2011. ABPU increased from $0.041 to $0.055, reflecting improved overall monetization of our players, while DAUs increased from 56 million to 57 million. Despite the increase in revenue, the adoption of Facebook Credits as our primary in-game payment method beginning in the third quarter of 2010 negatively impacted online game revenue in 2011 due to the fact that we record revenue net of amounts retained by Facebook.

Online game revenue increased $491.0 million in 2011. FarmVille, FrontierVille and CityVille accounted for $118.7 million, $137.4 million and $139.1 million of the increase, respectively. FarmVille was launched in June 2009, and the increase in revenue reflects an increase in bookings from new content, as well as the recognition of revenue derived from deferred revenue built up over a longer period of time. The increase in revenue from FrontierVille and CityVille was the result of the launch of these games in June 2010 and December 2010, respectively, and, with respect to FrontierVille, a change in the estimated weighted-average life used to recognize revenue from durable virtual goods, which resulted in an $18.2 million increase in revenue from FrontierVille in 2011. All other games accounted for the remaining net increase of $95.8 million.

International revenue as a percentage of total revenue accounted for 33% and 36% in 2010 and 2011, respectively.

In 2010, FarmVille, Mafia Wars and Zynga Poker were our top revenue-generating games and comprised 30%, 28% and 20%, respectively, of online game revenue. In 2011, FarmVille, FrontierVille, Zynga Poker, Mafia Wars and CityVille were our top revenue-generating games and comprised 27%, 15%, 15%, 13% and 13%, respectively, of online game revenue. No other game generated more than 10% of online game revenue during either year.

Consumable virtual goods accounted for 37% and 29% of online game revenue in 2010 and 2011, respectively. Revenue from consumable virtual goods accounted for 19% of the increase in online game revenue in 2011.

Durable virtual goods accounted for 63% and 71% of online game revenue in 2010 and 2011, respectively. Revenue from durable virtual goods accounted for 81% of the increase in online game revenue in 2011. The estimated weighted-average life of durable virtual goods for bookings was 18 months for 2010 compared to 15 months for 2011. In addition, in 2011 cumulative changes in our estimated weighted-average life of durable virtual goods for various games resulted in a net increase in revenue of $53.9 million in 2011, which is the result of adjusting the remaining recognition period of deferred revenue generated in prior periods at the time of the change in estimate.

Advertising revenue increased $51.6 million in 2011, due to a $26.0 million increase in revenue from in-game offers, sponsorships and engagement ads, and a $25.6 million increase in revenue from other advertising activity. Revenue from in-game offers, sponsorships and engagement ads increased in part due to a higher level of in-game offers during 2011, reflecting in part the fact that we discontinued certain in-game offers in the fourth quarter of 2009 and resumed and gradually increased in-game offers during the year ended December 31, 2010 but did not have in-game offers for the entire year.

2010 Compared to 2009. Total revenue increased $476.0 million in 2010, as a result of growth in both online game and advertising revenues. Bookings increased by $510.8 million in 2010. ABPU increased to $0.041, up 17%, reflecting improved overall monetization of our players, while DAUs increased to 56 million, up 37%. ABPU data for 2009 only includes data from July to December as prior months are not available.

Online game revenue increased $488.9 million in 2010. FarmVille, Mafia Wars and Zynga Poker accounted for $166.9 million, $129.1 million and $85.1 million of the increase, respectively. The increase in revenue from FarmVille was the result of the launch of this game in June 2009. Mafia Wars was launched in June 2008 and Zynga Poker was launched in July 2007, and the increase in revenue from these games reflects an increase in bookings from new content, as well as the recognition of revenue derived from bookings recorded over a longer period of time. All other games accounted for the remaining net increase of $107.8 million.

In 2010, FarmVille, Mafia Wars and Zynga Poker were our top revenue-generating games and comprised 30%, 28% and 20%, respectively, of online game revenue. In 2009, Mafia Wars, Zynga Poker and YoVille were our top revenue-generating games and comprised 39%, 32% and 11%, respectively, of online game revenue. No other game comprised 10% or more of online game revenue during either year.

Consumable virtual goods accounted for 15% and 37% of online game revenue in 2009 and 2010, respectively. The increase in online game revenue from consumable virtual goods in 2010 was largely due to our ability in late 2009 and early 2010 to track separately consumable virtual goods from durable virtual goods, allowing us to recognize consumable virtual goods as they were consumed. Revenue from consumable virtual goods accounted for 41% of the increase in online game revenue in 2010.

Durable virtual goods accounted for 85% and 63% of online game revenue in 2009 and 2010, respectively. Revenue from durable virtual goods accounted for 59% of the increase in online game revenue in 2010. The estimated weighted-average life of durable virtual goods included in bookings during 2009 was 19 months compared to 18 months during 2010.

Advertising revenue decreased $12.9 million as we reduced the volume of in-game offers in order to improve player experience.

International revenue as a percentage of total revenue was 27% and 33% in 2009 and 2010, respectively. These increases were primarily due to more international payment options, additional localized content and more demand for our games internationally.

Cost of revenue

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Cost of revenue	$56,707	$176,052	$330,043	210%	87%

2011 Compared to 2010. Cost of revenue increased $154 million in 2011. The increase was primarily attributable to an increase in third party hosting costs of $72.7 million to support additional games and player activity, an increase of $44.2 million in depreciation and amortization related to new fixed assets to support our network infrastructure and acquired intangibles, an increase of $18.8 million in consulting costs primarily related to third-party customer support required as a result of higher player activity, an increase of $10.8 million in headcount-related expenses and an increase of $15.5 million in stock-based compensation mainly due to expense recognized for the vesting of ZSUs, as prior to our initial public offering, these stock-based compensation expenses had been deferred. These increases in costs of revenue were partially offset by a decrease of $10.2 million in sales tax expense.

2010 Compared to 2009. Cost of revenue increased $119.3 million in 2010. The increase was primarily attributable to an increase of $47.6 million in third party hosting costs to support additional games and increased player activity, an increase of $23.9 million in depreciation and amortization expense related to depreciation of new fixed assets to support our network infrastructure and amortization of intangibles acquired in business acquisitions, an increase of $18.0 million in consulting costs primarily related to third-party customer support necessitated by higher player activity, and an increase of $13.4 million in headcount-related costs for our technology and customer support groups to support the growth of our business. In addition, payment processing fees increased by $9.6 million.

Research and development

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Research and development	$51,029	$149,519	$727,018	193%	386%

2011 Compared to 2010. Research and development expenses increased $577.5 million in 2011. The increase was primarily attributable to a $364.7 million increase in stock-based compensation, mainly due to the expense recognized for ZSUs that vested in connection with our initial public offering, an increase of $164.1 million in headcount-related expenses and an increase of $24.4 million in consulting costs due to the ongoing investment in new game development, in addition to an increase in allocated facilities and other overhead support costs of $19.7 million.

2010 Compared to 2009. Research and development expenses increased $98.5 million in 2010. The increase was primarily attributable to an increase of $77.9 million in headcount-related expenses and an increase of $8.2 million in third-party design expenses related to game development and an increase of $8.9 million in allocated facilities and overhead support costs.

Sales and marketing

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Sales and marketing	$42,266	$114,165	$234,199	170%	105%

2011 Compared to 2010. Sales and marketing expenses increased $120 million in 2011. The increase was primarily attributable to a $73.4 million increase in stock-based compensation, mainly due to the expense recognized for ZSUs that vested in connection with our initial public offering, a $23.2 million increase in player acquisition costs, an increase in headcount-related expenses of $13.4 million and increase of $5.7 million in consulting costs.

2010 Compared to 2009. Sales and marketing expenses increased $71.9 million in 2010. The increase was primarily attributable to an increase of $44.5 million in player acquisition costs, an increase of $18.7 million in headcount-related costs and an increase of $5.5 million in general marketing expenses related to new marketing and brand programs.

General and administrative

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
General and administrative	$24,243	$32,251	$254,456	33%	689%

2011 Compared to 2010. General and administrative expenses increased $222.2 million in 2011. The increase was primarily attributable to an increase of $120.9 million in stock-based compensation, mainly due to the expense recognized for ZSUs that vested in connection with our initial public offering, a $41.7 million increase in headcount-related expenses, a $9.8 million increase in information technology costs and a $10.0 million increase in depreciation expense. The increase in general and administrative expenses was also due to a $39.3 million gain from legal settlements that was recognized in 2010.

2010 Compared to 2009. General and administrative expenses increased $8.0 million in 2010. The increase was primarily attributable to an increase of $22.8 million in headcount-related expenses, an increase of $14.0 million in professional service costs, a $4.8 million increase in depreciation expense and a $2.5 million increase in information technology costs to support the growth of our business. These increased expenses were offset by a net gain from legal settlements of $39.3 million that was recognized in 2010.

Interest income

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Interest income	$177	$1,222	$1,680	590%	37%

2011 Compared to 2010. Interest income increased $0.5 million in 2011. The increase was primarily attributable to the increase in our cash and marketable securities balance driven by the increase in cash flows from operations and proceeds from the sale and issuance of shares of our Series C preferred stock in February 2011.

2010 Compared to 2009. Interest income increased $1.0 million in 2010 primarily due to the increase in our cash and marketable securities balance driven by the increase in cash flows from operations and cash from financing activities, including proceeds from the sale and issuance of shares of our Series B-2 preferred stock in the second quarter of 2010.

Other income (expense), net

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Other income (expense), net	$(209)	$365	$(2,206)	NM	NM

2011 Compared to 2010. Other income (expense), net decreased $2.6 million in 2011. The decrease was primarily attributable to increased interest expense under the terms of a revolving credit agreement signed in July 2011.

2010 Compared to 2009. Other income (expense), net increased $0.6 million in 2010 primarily due to an increase in net transaction gain on foreign exchange rate changes.

(Provision for) / benefit from income taxes

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
(Provision for) / benefit from income taxes	$(12)	$(36,464)	$1,826	NM	NM

2011 Compared to 2010. The provision for income taxes decreased by $38.3 million in 2011. This decrease was attributable to the decrease in pre-tax income from $127 million in the year ended December 31, 2010 to a pre-tax loss of $406.1 million in 2011. The decrease in pre-tax income was primarily driven by stock-based compensation expense associated with ZSUs that vested in connection with our initial public offering. In addition, the income tax benefit associated with the loss generated in 2011 was primarily offset by a valuation allowance.

For the foreseeable future, our effective tax rate will be impacted by significant stock-based compensation expense and additional tax expense associated with the implementation of our international tax structure. We expect stock-based compensation expense to generate significant tax benefits which may be deducted against future income. As these deductions are recognized and the implementation of our international tax structure is completed, we anticipate that our effective tax rate will be lower than the U.S. statutory rate.

Before we began forming non-U.S. operating companies during 2010, the revenue from non-U.S. users was earned by our U.S. company, resulting in virtually no foreign profit before tax. The new foreign entities, as start-up companies, generated operating losses in 2011 and 2010. The tax impact of the losses generated in tax jurisdictions with lower statutory rates than the U.S. rate increased tax expense and the effective tax rate.

2010 Compared to 2009. Provision for income taxes increased $36.5 million in 2010, primarily as a result of the increase in pre-tax income in 2010 from a pre-tax loss in 2009. In 2010, we recorded a provision for income taxes that was principally attributable to U.S. federal taxes, California taxes and foreign taxes. The effective tax rate for 2010 was 28.7%. The increase in our annual effective tax rate for 2010 was driven by the implementation cost of our international tax structure, state income taxes and non-deductible stock-based compensation expense. These increases were offset by the benefit of releasing the federal valuation allowance in 2010 due to our achievement of profitability, and by the utilization of both federal and California research and development credits.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of revenue for each of the eight quarters ended December 31, 2011 (certain items may not reconcile due to rounding). We also present other financial and operations data, and a reconciliation of revenue to bookings and net income (loss) to adjusted EBITDA, for the same periods. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$100,927	$130,099	$170,674	$195,759	$242,890	$279,144	$306,829	$311,237
Costs and expenses:
Cost of revenue	32,911	41,636	49,902	51,603	67,662	78,076	80,170	104,135
Research and development	27,851	30,386	39,782	51,500	71,760	95,747	114,809	444,702
Sales and marketing	17,398	29,530	28,957	38,280	40,156	38,098	43,717	112,228
General and administrative	16,452	15,130	17,757	(17,088)	27,110	54,218	36,395	136,733

Total costs and expenses	94,612	116,682	136,398	124,295	206,688	266,139	275,091	797,798
Income (loss) from operations	6,315	13,417	34,276	71,464	36,202	13,005	31,738	(486,561)

Net income (loss)	$6,435	$13,951	$27,217	$42,992	$16,758	$1,391	$12,540	$(435,005)

Earnings per share—basic	$0.01	$0.01	$0.04	$0.06	$0.01	$0.00	0.00	$(1.22)

Earnings per share—diluted	$0.01	$0.01	$0.03	$0.05	$0.00	0.00	$0.00	$(1.22)

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	33	32	29	26	28	28	26	33
Research and development	28	23	23	26	30	34	38	143
Sales and marketing	17	23	17	20	17	14	14	36
General and administrative	16	12	11	(9)	11	19	12	44

Total costs and expenses	94	90	80	63	86	95	90	256
Income (loss) from operations	6%	10%	20%	37%	14%	5%	10%	(156)%

Net income (loss)	6%	11%	16%	22%	6%	0%	4%	(140)%

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(dollars in thousands, except ABPU)
Other Financial and Operations Data
Bookings	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661	$306,507
Adjusted EBITDA	$93,552	$93,794	$102,200	$103,192	$112,263	$65,080	$58,130	$67,801
Average DAUs (in millions)	67	60	49	48	62	59	54	54
Average MAUs (in millions)	236	234	203	195	236	228	227	240
Average MUUs (in millions)	124	119	110	111	146	151	152	153
Average MUPs (in thousands)	NA	NA	NA	NA	NA	NA	2,568	2,901
ABPU	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058	$0.061
Headcount (at period end)	761	961	1,246	1,483	1,858	2,289	2,789	2,846

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$100,927	$130,099	$170,674	$195,759	$242,890	$279,144	$306,829	$311,237
Change in deferred revenue	$77,391	$64,597	$51,709	$47,740	$43,708	$(4,401)	$(19,168)	$(4,730)

Bookings	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661	$306,507

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$6,435	$13,951	$27,217	$42,992	$16,758	$1,391	$12,540	$(435,005)
(Provision for) / benefit from income taxes	391	789	6,452	28,832	19,226	12,257	19,723	(53,032)
Other income (expense), net	(430)	(1,101)	1,053	113	736	(200)	(263)	1,933
Interest income	(81)	(222)	(446)	(473)	(518)	(443)	(262)	(457)
Gain on legal settlements	—	—	—	(39,346)	—	—	—	(2,145)
Depreciation and amortization	6,456	8,504	11,292	13,139	17,847	23,365	22,936	31,266
Stock-based compensation	3,300	7,276	4,923	10,195	14,506	33,111	22,624	529,971
Change in deferred revenue	77,391	64,597	51,709	47,740	43,708	(4,401)	(19,168)	(4,730)

Adjusted EBITDA	$93,552	$93,794	$102,200	$103,192	$112,263	$65,080	$58,130	$67,801

Quarterly Trends

Bookings increased sequentially during all periods presented except for a decrease of 4% in the three months ended June 30, 2011 compared to the three months ended March 31, 2011, which was primarily attributable to a decrease in DAUs while ABPU was stable over the quarter. We did not launch any new games in the first half of 2011 in time to materially impact bookings in the first two quarters of 2011. Failure in future periods to launch successful games on a regular basis will have a negative impact on bookings, and ultimately revenue, in future periods. ABPU increased in each sequential quarter in 2010 from $0.030 in the first quarter of 2010 to $0.055 in the fourth quarter of 2010 as a result of better monetization of all of our players through the sale of virtual goods and advertising. ABPU decreased slightly from the fourth quarter of 2010 to the first quarter of 2011, reflecting a decrease in monetization of a larger player base resulting from a 30% increase in average DAUs. The increase in average DAUs was driven by growth in players on both Facebook and mobile platforms. ABPU remained consistent in the second quarter of 2011 as both average DAUs and bookings decreased slightly from the previous quarter. ABPU increased in the third and fourth quarters of 2011 as a result of better overall monetization of our games, which was driven by growth in advertising and the launch of new games, including Adventure World, Words with Friends on Facebook and CastleVille.

Revenue increased sequentially during every quarter presented due to the launch of new games and the release of enhanced content and features in existing games. In addition, during the three months ended December 31, 2009 data became available to separately account for consumable and durable virtual goods for one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. In the three months ended March 31, 2010, this data became available for several of our other games. As consumable virtual goods are typically consumed by our players within a month of purchase, this resulted in revenue being recognized over a shorter period of time beginning in the three months ended December 31, 2009 as compared to previous periods. Cumulative 2011 changes in our estimated average life of durable virtual goods for various games resulted in a net increase in revenue of $7.5 million, $19.8 million, $21.2 million and $5.4 million in the three months ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011, respectively, which is the result of adjusting the remaining recognition period of deferred revenue generated in prior periods at the time of the change in estimate.

Cost of revenue increased in absolute terms during every quarter presented. The increases were primarily due to increased web-hosting costs, depreciation and amortization expense, consulting and headcount costs related to customer support in connection with the growth of our business. Payment processing fees decreased $2.9 million in the three months ended December 31, 2010 compared to the three months ended September 30, 2010 due to the transition to Facebook Credits as our primary in-game payment method for games played through Facebook. We do not record any payment processing fees associated with Facebook Credits because we account for revenue related to the redemption of Facebook Credits in our games net of the amounts retained by Facebook. The increase in cost of revenue for the three months ended March 31, 2011 compared to the three months ended December 31, 2010 was primarily due to web-hosting costs associated with higher-than-expected player activity that required us to purchase additional, more expensive temporary capacity. The increase in cost of revenue for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 was primarily due to recognizing stock-based compensation expense associated with ZSUs that vested upon our initial public offering.

Research and development expenses increased in absolute terms during every quarter presented, primarily due to headcount-related expenses from continued hiring to develop and enhance our games and consulting costs related to game design and content creation. The increase in the three months ended March 31, 2011 reflects increased resources devoted to existing and new game development. This is a key area of investment for us and core to the long-term success of our business. The increase in the three months ended June 30, 2011 includes $4.0 million related to payments to a former employee and $4.8 million of stock-based compensation expense related to the acceleration of vesting of stock options held by this former employee. For the three months ended September 30, 2011, research and development expenses increased due to an increase in headcount-related expenses, which included $5.4 million in stock-based compensation expense related to the acceleration of vesting of stock held by a former employee. The increase in research and development expenses for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 was due to an increase of $317.5 million in stock-based compensation expense associated with ZSUs that vested upon our initial public offering, and an increase of approximately $10.8 million in other headcount-related costs.

Sales and marketing expenses decreased by $2.9 million from the three months ended December 31, 2009 to the three months ended March 31, 2010 due to a decrease in player acquisition costs. Sales and marketing expenses increased by $12.1 million from the three months ended March 31, 2010 to the three months ended June 30, 2010 due primarily to an increase in player acquisition costs related to the launch of new games and a $3.3 million stock-based compensation charge related to a former employee recorded in the three months ended June 30, 2010. Sales and marketing expenses decreased by $2.1 million from the three months ended March 31, 2011 to the three months ended June 30, 2011 primarily due to a decrease in player acquisition costs partially offset by an increase in headcount-related expenses. Increases in sales and marketing expenses in other quarters were primarily due to increased player acquisition costs, increased headcount-related expenses from continued hiring to support business growth, and increased marketing activities and consulting costs. The timing of these marketing activities and related consulting costs drove fluctuations in expenses during 2010. The increase in sales and marketing expenses for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 was due to an increase of $68.9 million in stock-based compensation expense associated with ZSUs that vested upon our initial public offering.

General and administrative expenses generally increased in absolute terms over the periods presented. This was primarily due to increased headcount-related expenses from continued hiring to support growth, as well as increased costs related to legal professional services. The timing of legal professional service expenses as well as charitable campaign expenses drove fluctuations in general and administrative expenses in the periods presented. The decrease in general and administrative expenses from the three months ended March 31, 2010 compared to the three months ended June 30, 2010 was due primarily to a decrease in consulting expenses. During the three months ended December 31, 2010, general and administrative expenses were offset by a net gain from legal settlements of $39.3 million. General and administrative expenses increased by $27.1 million from the three months ended March 31, 2011 to the three months ended June 30, 2011 due to $10.6 million in stock-based compensation expense related to a common stock warrant granted in June 2011, a $10 million sign-on bonus in connection with an employment agreement with a new member of senior management and other headcount-related expenses. The decrease in general and administrative expenses from the three months ended September 30, 2011 compared to the three months ended June 30, 2011 was mainly due to having incurred the $10.6 million in stock-based compensation expense related to a common stock warrant and the $10 million employee sign-on bonus in the second quarter of 2011. The increase in general and administrative expenses for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 was due to an increase of $105.4 million in stock-based compensation expense associated with ZSUs that vested upon our initial public offering.

Liquidity and Capital Resources

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statements of Cash Flows Data:
Acquisition of property and equipment	$(38,818)	$(56,839)	$(238,091)
Depreciation and amortization	10,372	39,481	95,414
Cash flows provided by operating activities	$190,995	$326,412	389,172
Cash flows used in investing activities	(103,392)	(617,438)	(63,455)
Cash flows provided by financing activities	14,169	351,437	$1,068,844

As of December 31, 2011, we had cash, cash equivalents and marketable securities of approximately $1.9 billion, which consisted of cash, money market funds, U.S. government debt securities and corporate debt securities. Prior to 2010, we funded our operations and capital expenditures through cash flows from operations and sales of preferred stock. During 2012, we expect to make capital expenditures of up to $160 million as we invest in network infrastructure to support our expected growth and to continue to improve the player experience. We expect to make additional capital expenditures of $228 million in connection with the purchase of our corporate headquarters. In addition, assuming this purchase is completed, we expect to make capital expenditures of $20 million to $25 million in 2012 related to improvements for our corporate headquarters. In March 2012, we acquired OMGPOP, Inc. for purchase consideration of approximately $180 million. We believe that our existing cash, cash equivalents and marketable securities, together with cash generated from operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months.

Operating Activities

Operating activities provided $389.2 million of cash in the year ended December 31, 2011. The cash flow from operating activities primarily resulted from our net income, adjusted for non-cash items, and changes in our operating assets and liabilities. We had a net loss in the year ended December 31, 2011 of $404.3 million, which included non-cash stock-based compensation expense of $600.2 million, composed primarily of expense associated with ZSUs that vested upon our initial public offering, stock awards issued in connection with business acquisitions and expense associated with stock warrants and employee stock options. Non-cash depreciation and amortization expense was $95.4 million during 2011, an increase from prior years due to our continued investment in property and equipment and business acquisitions. Changes in our operating assets and liabilities provided $77.4 million of cash during 2011, primarily due to increases in other liabilities, deferred revenue and accounts payable and a decrease in income tax receivable. The increase in other liabilities was mainly due to an increase of $44.5 million in customer deposits which includes advance payments from certain customers and unredeemed game cards. The favorable components of cash provided by operating activities were partially offset by increases in accounts receivable and other assets. The increases in accounts payable was the result of increased spending due to the growth of our business. The increase in our deferred revenue and accounts receivable was primarily due to our bookings growth in 2011, which increased by $316.6 million from 2010. Additionally, our accounts receivable balance increased as we completed the transition of our primary in-game payment method to Facebook from other payment processors, who generally remitted payments faster. Our income tax receivable balance decreased during 2011 as we received federal and state tax refunds. Our other assets balance increased primarily due to an increase in prepaid expenses, which was driven by the growth of our business during the year.

Operating activities provided $326.4 million of cash in 2010, primarily from an increase in bookings, which resulted in an increase in deferred revenue of $241.4 million from 2009 to 2010. Additionally, growth in our business contributed to increased spending, causing an increase in accounts payable and accrued liabilities of $102.4 million. We had net income in 2010 of $90.6 million, which included non-cash depreciation and amortization expense of $39.5 million, driven by investments in capital equipment and business acquisitions we made during 2010. The favorable components of cash provided by operating activities were partially offset by an increase in income tax receivable of $25.3 million, an increase in excess tax benefits from stock-based awards of $39.7 million, due to the realization of tax benefits from stock option activity in 2010; and an increase in accounts receivable of $69.5 million, primarily due to our bookings growth. Additionally, our rate of collection on accounts receivable was impacted in the second half of the year, as we began transitioning our primary in-game payment method to Facebook from other payment processors, who generally remit payments faster.

Operating activities provided $191.0 million of cash in 2009. The cash flow from operating activities primarily resulted from an increase in bookings, which resulted in an increase in deferred revenue of $206.6 million from 2008 to 2009. The growth of our business also resulted in increased spending, causing an increase in accounts payable and accrued liabilities of $40.5 million. The favorable components of cash provided by operating activities were partially offset by our net loss in 2009 of $52.8 million and increases in income tax receivable and accounts receivable. The increase in income tax receivable was due to tax payments made in excess of taxes due for 2009 and the increase in accounts receivable was due to the increase in bookings.

Investing Activities

Our primary investing activities have consisted of purchases and sales of marketable securities, purchases of property and equipment and business acquisitions. We expect to continue our practice of business acquisitions, some of which may be significant.

Cash used in the purchase of marketable securities was $650.0 million in 2011, $804.5 million in 2010 and $125.1 million in 2009. Cash provided by the sale and maturity of marketable securities was $860.8 million in 2011, $324.0 million in 2010 and $62.4 million in 2009. We used $42.8 million, $62.3 million and $0.5 million, net of cash acquired, in connection with acquisitions in 2011, 2010 and 2009, respectively.

Our purchases of property and equipment have primarily related to our investment in our data centers. We also continued to invest in technology hardware and software to support our growth. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and game and software development. We expect to continue to invest in property and equipment and development of software associated with online games in 2012 and thereafter. In March 2012, we entered into an agreement to purchase our corporate headquarters located in San Francisco, California for $228 million. We currently expect to close the transaction, subject to certain customary closing conditions, in the second quarter of 2012 but there is no guarantee that we will close the transaction as scheduled or at all. In March 2012, we acquired OMGPOP, Inc. for purchase consideration of approximately $180 million.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of our common stock and preferred stock, repurchases of common stock and preferred stock and taxes paid related to the net settlement of equity awards.

In 2011, we issued 100.0 million shares of Class A common stock and 34.9 million shares of Series C preferred stock for net proceeds of $961.4 million and $485.3 million, respectively. We repurchased 27.5 million shares of our outstanding capital stock for a total purchase price of $283.8 million and made payments of $83.2 million related to tax withholding obligations and the related net settlement of equity awards during 2011.

Credit Facility

In July 2011, we executed a revolving credit agreement with certain lenders to borrow up to $1.0 billion in revolving loans. Per the terms of the credit agreement, we paid upfront fees of $2.5 million and we are required to pay ongoing commitment fees of up to $625,000 each quarter based on the portion of the credit facility that is not drawn down. The interest rate for the credit facility is determined based on a formula using certain market rates. We have not drawn down any amounts on the credit facility.

Off–Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in 2009, 2010 and 2011.

Contractual Obligations

We have entered into operating leases for facilities space. In 2010, we executed an operating lease agreement for 267,000 square feet of office space for our future headquarters in San Francisco, California, which we expanded to 407,000 square feet in 2011. The lease term is seven years from the defined commencement date, with options to renew for two five-year terms. In addition, we have entered into several service contracts for web hosting services. The minimum lease payments and the future minimum purchase commitments as of December 31, 2011 are included in the table below, including minimum lease payments related to our corporate headquarters since our proposed purchase of the building has not yet closed. We do not have any debt or material capital lease obligations, and all of our property, equipment and software has been purchased with cash. This table excludes our unrecognized tax benefits totaling $19.5 million as of December 31, 2011 since we have determined that the timing of payments with respect to this liability cannot be reasonably estimated.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4-5 years	More than 5 years
	(in millions)
Operating lease obligations	$257.3	$31.1	$77.4	$73.6	$75.2
Purchase commitments	11.2	9.3	1.9	—	—

Total	$268.5	$40.4	$79.3	$73.6	$75.2

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and related notes. Our significant accounting policies are described in Note 1 to our consolidated financial statements included in this prospectus. We have identified below our critical accounting policies and estimates that we believe require the greatest amount of judgment. These estimates and judgments have a significant impact on our consolidated financial statements. Actual results could differ materially from those estimates.

Revenue Recognition

We derive revenue from the sale of virtual goods and from the sale of advertising within our games.

Online game

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance their game-playing experience. Players can primarily pay for our virtual currency using Facebook Credits when playing our games through the Facebook platform, and can use other payment methods such as credit cards or PayPal on other platforms. We also sell game cards that are initially recorded as a customer deposit liability which is included in other current liabilities on the consolidated balance sheet, net of fees retained by retailers and distributors. Upon redemption of a game card into one of our games and delivery of virtual currency to the player, these amounts are reclassified to deferred revenue.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the player; (3) the collection of our fees is reasonably assured; and (4) the amount of fees to be paid by the customer is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. The proceeds from the sales of virtual goods are initially recorded in deferred revenue. We categorize our virtual goods as either consumable or durable. Consumable virtual goods, such as energy in CityVille, represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s game board after a short period of time, do not provide the player any continuing benefit following consumption or often times enable a player to perform an in-game action immediately. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed. Durable virtual goods, such as tractors in FarmVille, represent virtual goods that are accessible to the player over an extended period of time. We recognize revenue from the sale of durable virtual goods ratably over the estimated average playing period of paying players for the applicable game, which represents our best estimate of the average life of our durable virtual goods. If we do not have the ability to differentiate revenue attributable to durable virtual goods from consumable virtual goods for a specific game, we recognize revenue from the sale of durable and consumable virtual goods for that game ratably over the estimated average period that paying players typically play our games (as further discussed below), which ranged from eight to 25 months in 2011. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

Prior to October 1, 2009, we did not have the data to determine the consumption dates for our consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Beginning in October 2009, we had sufficient data to separately account for consumable and durable virtual goods in one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. Since January 2010, we have had this data for substantially all of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. We expect that in future periods there will be changes in the mix of durable and consumable virtual goods sold, reduced virtual good sales in existing games, changes in estimates in average paying payer life and/or changes in our ability to make such estimates. When such changes occur, and in particular if more of our revenue in any period is derived from goods for which revenue is recognized over the estimated average playing period, or that period increases on average, the amount of revenue that we recognize in a future period may be reduced, perhaps significantly.

On a quarterly basis, we determine the estimated average playing period for paying players by game beginning at the time of a payer’s first purchase in that game and ending on a date when that paying player is no longer playing the game. To determine when paying players are no longer playing a given game, we analyze monthly cohorts of paying players for that game who made their first in-game payment between six and 18 months prior to the beginning of each quarter and determine whether each player within the cohort is an active or inactive player as of the date of our analysis. To determine which players are inactive, we analyze the dates that each paying player last logged into that game. We determine a paying player to be inactive once they have reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. For the payers deemed inactive as of our analysis date we analyze the dates they last logged into that game to determine the rate at which inactive players stopped playing. Based on these dates we then project a date at which all paying players for each monthly cohort are expected to cease playing our games. We then average the time periods from first purchase date and the date the last player is expected to cease playing the game for each of the monthly cohorts to determine the total playing period for that game. To determine the estimated average playing period we then divide this total playing period by two. The use of this “average” approach is supported by our observations that paying players become inactive at a relatively consistent rate for each of our games. If future data indicates paying players do not become inactive at a relatively consistent rate, we will modify our calculations accordingly. If a new game is launched and only a limited period of paying player data is available for our analysis, then we also consider other factors, such as the estimated average playing period for other recently launched games with similar characteristics, to determine the estimated average playing period.

In May 2010, we entered into an agreement with Facebook to accept Facebook Credits as the primary in-game payment method for our games played through the Facebook platform. The agreement required us to begin migrating our games to Facebook Credits in our games beginning in July 2010, and by April 2011 this migration was complete. Facebook Credits is Facebook’s proprietary virtual currency that Facebook sells for use on the Facebook platform. Under the terms of our agreement, Facebook sets the price our players pay for

Facebook Credits and collects the cash from the sale of Facebook Credits. Facebook’s current stated face value of a Facebook Credit is $0.10. For each Facebook Credit purchased by our players and redeemed in our games, Facebook remits to us $0.07, which is the amount we recognize as revenue. We recognize revenue net of the amounts retained by Facebook because we do not set the pricing of Facebook Credits sold to the players of our games. Prior to the implementation of Facebook Credits in our games, players could purchase our virtual goods through various widely accepted payment methods offered in the games and we recognized revenue based on the transaction price paid by the player.

We estimate chargebacks from Facebook and our third-party payment processors to account for potential future chargebacks based on historical data and record such amounts as a reduction of revenue.

Advertising

We have contractual relationships with agencies and brokers for advertisements within our games. We recognize advertising revenue as advertisements are delivered to customers as long as evidence of the arrangement exists (executed contract), the price is fixed and determinable, and we have assessed collectability as reasonably assured. Certain branded virtual goods and sponsorships are deferred and recognized over the estimated average life of the branded virtual good or as the branded virtual good is consumed, similar to online game revenue.

We generally report our advertising revenue net of amounts due to advertising agencies and brokers because we are not the primary obligor in our arrangements, we do not set the pricing, and we do not establish or maintain the relationship with the advertiser. Certain sponsorship arrangements that are directly between us and end advertisers are recognized gross equal to the price paid to us by the end advertiser since we are the primary obligor and we determine the price.

Income Taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in provision for income taxes.

Business Combinations

In line with our growth strategy, we have completed acquisitions to expand our social games and mobile offerings, obtain employee talent, and expand into new markets. We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Determining the fair value of such items requires judgment, including estimating future cash flows or estimating the cost to recreate an acquired asset. If actual results are lower than estimates, we could be required to record impairment charges in the future. Acquired intangible assets are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized but rather tested for impairment annually, or more frequently if circumstances exist which indicate an impairment may exist.

Acquisition-related expenses and restructuring costs are expensed as incurred. During the one-year period beginning with the acquisition date, we may record certain purchase accounting adjustments related to the fair value of assets acquired and liabilities assumed against goodwill. After the final determination of the fair value of assets acquired or liabilities assumed, any subsequent adjustments are recorded to our consolidated statements of operations. Subsequent to the measurement period, our final determination of any acquired tax attributes’ value will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Stock-Based Compensation

We grant ZSUs to our employees that generally vest upon the satisfaction of both a service-based condition of up to four years and a liquidity condition, the latter of which was satisfied in connection with our initial public offering in December 2011. Because the liquidity condition was not satisfied until our initial public offering, in prior periods, we had not recorded any expense relating to the granting of our ZSUs. In the fourth quarter of 2011, after the initial public offering, we recognized $510 million of stock-based compensation expense associated with ZSUs that vested in connection with our initial public offering. This expense is in addition to the stock-based compensation expense we recognize related to outstanding equity awards other than ZSUs as well as expenses related to ZSUs or other equity awards that may be granted in the future. As of December 31, 2011, we had an additional $454.0 million in unamortized stock-based compensation expense related to ZSUs granted prior to the initial public offering.

For ZSUs granted prior to the initial public offering, we recognize stock-based compensation expense using the accelerated attribution method, net of estimated forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche. For ZSUs granted after the initial public offering, which will only be subject to a service condition, we will recognize stock-based compensation expense on a ratable basis over the requisite service period for the entire award.

We have historically issued unvested Series Z preferred stock to employees of certain acquired companies. As these awards are generally subject to post-acquisition employment, we have accounted for them as post-acquisition stock-based compensation expense. We recognize compensation expense equal to the grant date fair value of the Series Z preferred stock on a straight-line basis over the four-year service period, net of estimated forfeitures. These unvested Series Z preferred shares automatically converted to restricted class B common shares upon completion of our initial public offering in December 2011.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of our common stock, which is based on our peer group in the industry in which we do business; (ii) expected life of the option award, which we elected to calculate using the simplified method; (iii) expected dividend yield, which is 0%, as we have not paid and do not anticipate paying dividends on our common stock; and (iv) the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. Option grants generally vest over four years, with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table summarizes the assumptions relating to our stock options granted in 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Expected term, in years	6	6	6
Risk-free interest rates	1.5 – 2.4%	2.70%	2.04%
Expected volatility	70 – 77%	73%	64%
Dividend yield	—	—	—
Fair value of common stock	$0.13 – $3.81	$6.44	$6.44 – $17.09

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. We estimate forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. We record stock-based compensation expense for stock options on a straight-line basis over the vesting term.

For stock options issued to non-employees, including consultants, we record expense equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period, and the resulting value is recognized as an expense over the period the services are received.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Fluctuation Risk

Our cash and cash equivalents and marketable securities consist of cash, money market funds, U.S. government debt securities and corporate debt securities.

The primary objective of our investment activities is to preserve principal, ensure liquidity and maximize income without significantly increasing risk. Our available-for-sale investments consist of U.S. government and corporate debt securities which may be subject to market risk due to changes in prevailing interest rates that may cause the principal amount of the investment to fluctuate. Based on a sensitivity analysis, we have determined that a hypothetical 100 basis points increase in interest rates would have resulted in a decrease in the fair values of our investments of approximately $2.2 million as of December 31, 2011. Such losses would only be realized if we sold the investments prior to maturity.

Foreign Currency Exchange Risk

Our sales transactions are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, certain of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Chinese Yuan, Japanese Yen, British Pound, Canadian Dollar and Indian Rupee. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts receivable, trade accounts payable, current liabilities and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change would not have a material impact on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

Revenue Recognition

In September 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements–A Consensus of the FASB Emerging Issues Task Force (ASU 2009-13), which updates the existing multiple-element revenue arrangements guidance currently included under Accounting Standards Codification 605-25. The revised guidance eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and also eliminates the residual method of allocating the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. We adopted ASU 2009-13 on January 1, 2011 using the prospective method. Our adoption of ASU 2009-13 did not have a material impact on revenue for the year ended December 31, 2011.

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board, or FASB, issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard in the first quarter of 2012.

Common Fair Value Measurement and Disclosure Requirements

In May 2011, the FASB issued an amendment to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amendment changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard in the first quarter of 2012 and do not expect the adoption to have a material impact on our financial statements and disclosures.

Testing of Goodwill Impairment

In September 2011, the FASB issued an amendment to an existing accounting standard which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary, thereby only requiring the current two-step test to be completed if the qualitative assessment deems it necessary. This standard is effective for fiscal years beginning after December 15, 2011. We will adopt this standard in the first quarter of 2012 and do not expect the adoption to have a material impact on our financial statements.

BUSINESS

Our Vision for Play

We founded Zynga in 2007 with the vision that play—like search, share and shop—would become one of the core activities on the Internet. As a pioneer of online social games, we have made them accessible, social and fun. We are excited that games have grown to become the second most popular online activity in the United States by time spent, even surpassing email. We have a lot of hard work, innovation and growth ahead of us to create a future where social games are a daily habit for nearly everyone.

Our mission is to connect the world through games.

Overview

We are the world’s leading provider of social game services with 240 million average MAUs in 175 countries. We have launched the most successful social games in the industry in each of the last three years and generated over $1.85 billion in cumulative revenue and over $2.35 billion in cumulative bookings since our inception in 2007. We operate our games as live services and continually enhance them by adding new content and features. Our games are accessible to players worldwide on Facebook, other social networks, mobile platforms and Zynga.com, wherever and whenever they want. All of our games are free to play, and we generate revenue through the in-game sale of virtual goods and advertising.

We are a pioneer and innovator of social games and a leader in making play a core activity on the Internet. We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Our leadership position in social games is defined by the following:

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Large and Global Community of Players. According to AppData, as of December 31, 2011, we had the largest player audience on Facebook, with more MAUs than the next 15 social game developers combined. Our players are also more engaged, with our games being played by 57 million average daily active users, or DAUs, worldwide as of December 31, 2011. According to AppData, as of December 31, 2011, our games were played by more DAUs than the next 14 social game developers combined.

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Leading Portfolio of Social Games. We have many of the most popular and successful online social games, including CityVille, FarmVille, CastleVille, Hidden Chronicles, Words with Friends and Zynga Poker. A Zynga game has been the most popular game on Facebook every month since the beginning of 2009. As of December 31, 2011, according to AppData, we had all of the top five social games on Facebook based on DAUs. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of December 31, 2011. In March 2012, Apple announced that Words with Friends was the number one free game app of all time on the iPhone. In addition, in March 2012, we added the popular game Draw Something to our portfolio of mobile games through our acquisition of OMGPOP, Inc. In the seven weeks since Draw Something’s launch in February 2012, it has been downloaded over 35 million times.

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Rapid Game Growth. Our games have achieved rapid and widespread adoption. FarmVille grew to 43 million MAUs in its first 100 days and CityVille grew to 61 million MAUs in its first 50 days. CastleVille, which launched in November 2011, reached 30 million MAUs in its first 25 days.

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Scalable Technology and Data. We process and serve more than a petabyte of content for our players every day, a volume of data that we believe is unmatched in the social game industry. We continually analyze game data to optimize our games. We believe that combining data analytics with creative game design enables us to create a superior player experience.

We leverage our scale to increase player engagement, cross-promote our portfolio of games, continually enhance existing games, launch new games and build the Zynga brand. We believe our scale results in network effects that deliver compelling value to our players, and we are committed to making significant investments that will further grow our community of players, their engagement and our monetization over time.

We have achieved significant growth in our business in a short period of time. From 2009 to 2011, our revenue increased from $121.5 million to $1.14 billion and our bookings increased from $328.1 million to $1.16 billion, we went from a net loss of $52.8 million to net loss of $404.3 million and our adjusted EBITDA increased from $168.2 million to $303.3 million. For a discussion of the limitations associated with using bookings rather than the comparable GAAP measure and a reconciliation of this measure to revenue, see the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Consistent with our free-to-play business model, a small portion of our players have been payers. During the three months ended December 31, 2011 we had approximately 2.9 million MUPs (excluding payers who use certain payment methods for which unique payer data is not available). Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase virtual goods will continue to constitute a small portion of our overall players as our business grows.

Our top three games historically have contributed the majority of our revenue. Our top three games accounted for 83%, 78% and 57% of our online game revenue in 2009, 2010 and 2011, respectively.

Industry Background

The way people use, communicate through and socialize on the Internet continues to evolve. A major shift in people’s use of the Internet is the increased popularity of playing games relative to other online activities. According to a Nielsen report in August 2010, the time spent playing online games in the United States surpassed the time spent on email. There are a number of key trends that we believe will continue to drive the growth and popularity of social games, including:

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Growth of Social Networks. Over the past decade, social networks have emerged as mainstream platforms that enable people to connect with each other online, share information and enjoy experiences with their friends and families. IDC, a market research firm, estimates that there were approximately 1.1 billion users of social networks globally, including over 845 million active users on Facebook, in 2011. IDC forecasts that the number of users on social networks globally will grow to 1.6 billion by 2014.

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Emergence of the App Economy. In order to provide users with a wider range of engaging experiences, social networks and mobile operating systems have opened their platforms to developers, transforming the creation, distribution and consumption of digital content. We refer to this as the “App Economy.” In the App Economy, developers can create applications accessing unique features of the platforms, distribute applications digitally to a broad audience and regularly update existing applications. Social networking sites and mobile application stores have become mass market consumer destinations where content is easy to find, immediately accessible and always available. Growth in the number and quality of applications has driven further increases in social network and mobile usage.

•	Social graph and viral distribution. At the core of social networks is the social graph, a digital mapping of a social network user’s real-world connections that can be used to promote social interaction and sharing among the users. By leveraging the social graph, high quality social applications that deliver compelling value for social network users and have mass appeal can achieve significant levels of adoption rapidly via viral growth.

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Proliferation of mobile. There is significant demand for applications on mobile platforms such as Apple iOS and Google Android. As smart phones, tablets and other increasingly powerful connected devices have proliferated worldwide, application developers have leveraged the much greater distribution opportunity and emerging social connectivity of mobile devices. Games are the most popular category of applications on smartphones, representing approximately half of the time spent on smartphone applications in the United States, according to a December 2011 report by Flurry Analytics, a market data and analytics firm.

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Rapid Growth of Free-to-Play Games. Most social games are free to play and generate revenue through the in-game sale of virtual goods. According to In-Stat, a market intelligence firm, the worldwide market for the sale of virtual goods was estimated to be more than $9 billion in 2011 and is expected to grow to $15 billion by 2014. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, thereby increasing the number of players who have the potential to become paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players.

Our Opportunity

We believe social games represent a new form of entertainment that will continue to capture an increasing proportion of consumer leisure time. In addition, social games are the most popular applications on Facebook and we believe they have been, and will continue to be, a key driver of engagement on social networks, and increasingly on mobile platforms. As consumers gravitate toward more social forms of online entertainment, we believe that social games will capture an increasing portion of the overall $50 billion video game software market, which is expected to grow to $68 billion in 2014, as estimated by IDC. We believe social games will also capture an increasing portion of the online advertising market, which is expected to grow from $83 billion in 2011 to $122 billion by 2014, as estimated by IDC. Within the online advertising market, we are focused on two of the fastest growing segments: advertising on social networks, which IDC forecasts will grow at a 36% compound annual growth rate from $4 billion in 2011 to $11 billion by 2014; and mobile advertising, which IDC forecasts will grow at a 51% compound annual growth rate from $4 billion in 2011 to $14 billion by 2014. We also believe social games will capture an increasing portion of the more than $1.0 trillion we estimate for the Worldwide Entertainment Market in 2011.

We believe that a player-centric approach is the key to our continued success. We design our games to be:

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Accessible by Everyone, Anywhere, Anytime. Our games are easy to learn, playable in short sessions and accessible on multiple platforms. We operate our games as live services that can be played anytime and anywhere. The broad appeal of our games has attracted a community of players that is geographically and demographically diverse.

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Social. We believe games are most engaging and fun when they are social. We have devoted significant efforts to providing our community of players with simple ways to find their friends online and connect, play and share with them. In addition to leveraging the viral and social features provided by social networks and Zynga.com, we design and innovate social mechanics into our games. For example, our games and platform enable players to engage in in-game social interactions with other players, such as visiting a friend’s virtual city, manor or castle, joining a fire or police department to help a friend’s city, helping neighbors and form castle alliances or complete mafia jobs. Currently, our 57 million DAUs interact with each other over 466 million times a day.

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Free. Our free-to-play approach attracts a larger audience than a traditional pay-to-play approach. This enables a higher degree of social interaction and improves the game experience for all players. Our players can choose to purchase virtual goods to enhance their game experience.

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Fun. We keep our games fun and engaging by regularly delivering new content, features, quests, challenges and virtual goods that enhance the experience for our players. As a result, our games are a perpetual source of play, evolving with our community of players over time. Players express their personalities by designing and customizing the appearances of their characters and building and decorating their own virtual city, castle, homestead or restaurant. In CityVille, players can personalize the names of their store franchises: for example, friends can shop for virtual shoes at “City Soles.” Friends can also visit and admire each other’s creations. We have a vast and growing library of virtual assets that enable our players to express themselves through our games.

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Supportive of Social Good. Our players are able to enjoy fun social games while also contributing to charitable causes that they support through the purchase of special virtual goods. For example, our players were able to buy Sweet Seeds in FarmVille, the proceeds of which were used to build a school for children in Haiti. We have raised more than $10 million for donations to non-profit organizations from payments made by our players for the purchase of these virtual goods since we launched Zynga.org in October 2009.

Our Core Strengths

We believe the following strengths provide us with competitive advantages:

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Deep Base of Talent. Our unique company culture serves as the foundation of our success and helps us attract, grow and retain world class talent. We provide our game designers, product managers and engineers the tools and infrastructure to innovate, as well as opportunities to immediately impact and engage with a large community of players. We believe our culture and success to date have made us an employer of choice amongst innovators in our industry.

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Large and Global Community of Players. We have 240 million average MAUs in 175 countries. According to AppData, as of December 31, 2011, we had more MAUs on Facebook than the next 15 social game developers combined. The number of our players continues to grow as a result of the viral and sharing features provided by social networks, the social innovations in our games and the network effects of our business. This large and active global community of players enables us to engage and retain our existing players, attract new ones, successfully launch and cross-promote new games and deliver greater value to our distribution partners.

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Leading Portfolio of High Quality Social Games. Our portfolio of games includes many of the most popular and successful social games on social networks and mobile platforms, including CityVille, FarmVille, CastleVille, Hidden Chronicles, Words with Friends and Zynga Poker. According to AppData, as of December 31, 2011, we had all of the top five games on Facebook based on DAUs, and have had the number one game every month since the beginning of 2009. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of December 31, 2011.

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Sophisticated Data Analytics. The extensive engagement of our players provides over 15 terabytes of game data per day that we use to enhance our games by designing, testing and releasing new features on an ongoing basis. We believe that combining data analytics with creative game design enables us to create a superior player experience. Our proprietary analytics and expertise in high volume data processing have enabled us to create leading franchises, frequently update and enhance our games, increase engagement by our players and generate greater sales of virtual goods.

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Scalable Technology Infrastructure and Game Engines. We have invested extensively in developing proprietary technology to support the growth of our business. We have created a scalable cloud-based server and network infrastructure that enables us to deliver games to millions of players simultaneously with high levels of performance and reliability. We have developed a flexible game engine that we leverage for the development and launch of new games. With each release, we add features and functionality to improve our core code base for future game development.

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Powerful Network Effects. Because of our large community, our players are more likely to find and connect with others to play and build relationships. Our games are more social and fun as more people play them, creating an incentive for existing players to encourage their friends and family to play. Our players and our business benefit from these powerful network effects.

Our Key Metrics

We measure our business by using several key financial metrics, which include bookings, adjusted EBITDA and ABPU, and operating metrics, which include DAUs, MAUs, MUUs and MUPs. Our operating metrics help us to understand and measure the engagement levels of our players, the size of our audience and our reach.

For a description of how we calculate each of our key metrics and factors that have caused fluctuations in these metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games played through Facebook. We record bookings and recognize revenue net of the amounts retained by Facebook.

The table below shows the metrics for the eight quarters indicated:

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in millions, except MUPs and ABPU)
Bookings	$178	$195	$222	$243	$287	$275	$288	$307
Revenue	$101	$130	$171	$196	$243	$279	$307	$311
Adjusted EBITDA	$94	$94	$102	$103	$112	$65	$58	$68
Net Income (Loss)	$6	$14	$27	$43	$17	$1	$13	$(435)
Average DAUs	67	60	49	48	62	59	54	54
Average MAUs	236	234	203	195	236	228	227	240
Average MUUs	124	119	110	111	146	151	152	153
Average MUPs (in thousands)	NA	NA	NA	NA	NA	NA	2,568	2,901
ABPU	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058	$0.061

NA means data is not available.

Our Strategy

Our mission is to connect the world through games. In pursuit of our mission, we encourage entrepreneurship and intelligent risk taking to produce breakthrough innovations, which we call bold beats. The key elements of our strategy are:

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Make Games Accessible and Fun. We operate our games as live services that are available anytime and anywhere, including on Zynga.com. We design our social games to provide players with easy access to shared experiences that delight, amuse and entertain, and we will continue to update our games on an ongoing basis with fresh content and new features to make them more social and fun for our players.

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Enhance Existing Franchises. We will continue to enhance our market-leading franchises including CityVille, FarmVille, CastleVille, Words with Friends and Zynga Poker. We regularly update our games after launch to encourage social interactions, add new content and features and improve monetization. For example, we established a weekly cadence of new content releases for our FarmVille franchise after its launch in 2009. FarmVille achieved record revenue in the quarter ended March 31, 2011. Further, during the first two days of our FarmVille English Countryside expansion in March 2011, we saw a large increase in bookings. Other notable features in our franchises that we developed post launch include the “spice rack” in Café World where players can use their spices to accelerate cooking a dish, “robbing” in Mafia Wars that augments a player’s “fighting,” and a “hand strength meter” in Zynga Poker to help players calculate the effectiveness of their poker hands.

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Launch New Games. We will continue to invest in building new games to expand the genres of games that we offer, further engage with our existing players and attract new players. For example, in November 2011, we launched CastleVille, which in its first two weeks became the second most popular game on Facebook based on DAUs, as measured by AppData. With our Zynga Platform Partners program, we enable third-party developers to reach our community of 240 million average MAUs and will allow our players to access a greater number of genres and games.

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Continue Mobile Growth. We believe there is a large opportunity to extend our brand and games to mobile platforms such as Apple iOS and Google Android. We will continue to make our games accessible on a large number of mobile and other Internet-connected devices and invest in developing and acquiring mobile development talent, technologies and content. As of December 31, 2011, we had a total of 13 games available on mobile platforms. We have recently extended franchise games, such as Zynga Poker, to mobile platforms and we have developed games, such as Hanging with Friends, for initial launch on mobile platforms. Our DAUs on mobile platforms grew more than 16-fold from November 1, 2010 to December 31, 2011 and reached 15 million during the fourth quarter of 2011.

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Continue International Growth. We have seen significant growth in the number of our players in international markets. We have games available in up to 16 languages. In December 2010, CityVille was our first game to launch in multiple languages. We intend to expand our international audience by making more of our games available in multiple languages, creating more localized game content and partnering with leading international social networking sites and mobile partners. We believe we have a significant opportunity to better monetize our games in international markets as we offer more targeted virtual goods and additional payment options.

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Extend our Technology Leadership Position. Our proprietary technology stack and data analytics are competitive advantages that enhance our ability to create the world’s best social games. We will continue to innovate and optimize our network infrastructure to cost-effectively ensure high performance and high availability for our social games. We believe continued investments in infrastructure and systems will allow us to extend our technology leadership.

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Increase Monetization of Our Games. We plan to offer increased selection, better merchandising and more payment options to increase the sales of our virtual goods. Our players purchase these virtual goods to extend their play sessions, personalize their game environments, accelerate their progress or send unique gifts to their friends. We will also continue to pursue additional revenue opportunities from advertising, including branded virtual goods and sponsorships.

Our Social Games

We design our social games to provide players with shared experiences that surprise and delight them. Our games are free to play, span a number of genres and attract a community of players that is demographically and geographically diverse. Our social games leverage the global connectivity and distribution on Facebook, other social networks and mobile platforms, such as Apple iOS and Google Android. In addition to these third-party platforms, on March 1, 2012, we announced the Zynga Platform, which includes Zynga.com, a new destination for social games, and Zynga Platform Partners, a program that allows third-party game developers to create and publish games on Zynga.com. On March 5, 2012, we launched the beta version of Zynga.com. As a destination dedicated to social games, Zynga.com allows players to play with existing friends and connect with other players who share a common interest in our games, such as CityVille, CastleVille and Words with Friends, and, in the future, games from our third-party developer partners. In addition, because Zynga.com is integrated with

Facebook, our players can continue to log in with their Facebook ID, easily play games with their existing Facebook friends and use Facebook Credits to purchase virtual goods.

We operate our games as live services and update them with fresh content and new features to make them more social, enhance player engagement and improve monetization. We analyze the data generated by our players’ game play and social interactions to guide the creation of new content and features. We use this ongoing feedback loop to keep our games compelling and enhance the player experience.

Play, invest and express are player actions that we believe are central to our social games. Players generally start with a standard game board, such as a virtual castle in CastleVille, which they then customize and personalize through their game play. We design our games to inspire and enable our players to express their personalities by customizing the appearances of their characters and building and decorating their own virtual city, farm, castle, manor or restaurant. Players invest time in our games in a variety of ways, such as by tending virtual crops or developing specialized skills like winemaking or baking. Through activities such as these, players advance in the game, which we refer to as leveling up. Players can choose to advance in the game by investing additional time, requesting help from their friends or purchasing virtual goods.

Descriptions of some of our leading games are provided below:

Genre: Virtual World Platforms: Facebook, iOS, Google+, Tencent, Zynga.com Launched: December 2010	CityVille is the largest game on Facebook by MAUs, according to AppData. In CityVille, our players build the city of their dreams. Players can build homes, businesses, famous landmarks and public buildings to grow their city. In addition, players can socialize within cities with their family and friends by asking them to help by working in community buildings, such as police departments, or by building franchises, such as toy stores. CityVille surpassed 61 million MAUs within the first 50 days after launch. CityVille was our first game launched in multiple languages (English, French, German, Italian and Spanish). In June 2011, we launched CityVille Hometown, a mobile application available on Apple iOS platforms. CityVille Hometown enables players to build small towns and villages and connect with their Facebook friends.

Genre: Card Platforms: Facebook, Myspace, Yahoo!, Android, iOS, Google+, Google TV, Zynga.com Launched: July 2007	Zynga Poker was our first social game and is the largest free-to-play online poker game in the world. Players have the option to play at any table, meet new people from around the world or join friends for a game, choosing from casual Hold ‘Em tables, tournament play or VIP tables. A leader board shows players how they compare in chip ranking to their friends and through the gift shop players can personalize and decorate their seat at the table. Players interact with other players by chatting, completing challenges and sending and receiving gifts, including poker chips. According to AppData, it is the fourth most popular game on Facebook, four years after its launch. Also available on Google Android and Apple iOS, Zynga Poker was a top three grossing game in the Apple App Store for iPhone as of September 30, 2011.

Genre: Puzzle Platforms: Facebook, Zynga.com Launched: January 2012	Hidden Chronicles is our first social hidden object game. In Hidden Chronicles, our players explore stunning scenes to uncover thousands of cleverly-concealed objects, solve puzzles and find clues in an effort to unravel the mystery of Ramsey Manor. We have integrated core social elements into Hidden Chronicles. For example, exploring the grounds, players meet and interact with unique caretakers and have the ability to build, decorate and customize the Manor. In addition, our players can challenge their friends to find the most hidden objects in 60 seconds. We launched Hidden Chronicles in January 2012 and within 40 days after launch, it reached 30 million MAUs, becoming the largest hidden objects game on Facebook.

Genre: Virtual World Platforms: Facebook, iOS, Farmville.com Launched: June 2009	FarmVille lets players cultivate their farms by plowing, planting and harvesting crops and trees. Players also care for their farm animals: milking their cows and collecting eggs from their chickens. According to AppData, FarmVille was the top game by DAUs on Facebook between August 2009 and December 2010, when CityVille claimed the top spot. We continue to enhance the social aspects of the game, including in-game gifting to friends, cooperative crafting jobs and trading goods in the farmer’s market. In March 2011, we released FarmVille English Countryside, which provides players the opportunity to create a second farm styled after an English country farm. In March 2012, we launched FarmVille Hawaiian Paradise, another expansion where players celebrate FarmVille with some tropical fun. In our first retail tie-in in May 2010, we partnered with 7-Eleven to offer FarmVille-branded game cards and items on many of the convenience retailer’s products, including Slurpee and Big Gulp drinks in nearly 7,000 stores. We partnered with Lady Gaga in May 2011 by creating GagaVille—a Lady Gaga-inspired farm where players could visit and listen to songs from her album Born This Way.

Genre: Virtual World Platforms: Facebook, Zynga.com Launched: November 2011

CastleVille launched in November 2011 and allows our players to help each other build the kingdoms of their dreams and explore magnificent lands. Set in a rich medieval world, CastleVille features an engaging storyline, with a touch of fantasy, and memorable characters. Players build their very own kingdom in a magical land where they must banish the gloom and nasty beasties in order to grow their kingdom. CastleVille reached 37 million MAUs within the first 45 days after launch.

Genre: Strategy Platform: Facebook Launched: June 2011	Empires & Allies launched in June 2011 in 12 languages and lets players build up their island empires, create virtual armies of tanks, planes and ships, and battle their enemies while defending their allies. Players decide whether to help and trade with each other or attack each other’s military defenses while pillaging resources. The game also features a single-player story-based campaign with a cast of more than 20 heroes and villains. Empires & Allies is our first strategy combat game. Empires & Allies reached 27 million MAUs for the first month after launch.

Genre: Role-Playing Platform: Facebook Launched: June 2010	FrontierVille lets players tame the wilderness and explore the Wild West. Players begin with a covered wagon and a plot of land to establish and grow a homestead with friends and family. We believe that FrontierVille was innovative in the industry with a strong, evolving storyline about life on the frontier. It was our first social game to enable the ability to control multiple avatars on a single screen, raise a virtual family and interact with other players’ game boards. In November 2010, FrontierVille released a set of five limited-time Thanksgiving missions which increased engagement and bookings. Players planted seasonal fall crops, helped friends with their wish lists, built a feast table and prepared a Thanksgiving meal for their friends.

Genre: Word Platforms: iOS Launched: January 2012

Scramble with Friends, launched in January 2012, is a fun, social, fast-paced game that combines the brain bending fun of Zynga’s original Scramble with the classic features that have made the ‘With Friends’ games beloved by millions. Scramble with Friends is a made-for-mobile game where players compete against opponents to beat the clock and find as many words as possible on the game board. Each match consists of three rounds of two-minutes, and the player with the highest point total at the end wins. As of March 20, 2012, Scramble with Friends had approximately 2.8 million DAUs.

Genre: Word Platforms: Android, iOS, Facebook, Zynga.com Launched: June 2009 Acquired: November 2010	Words with Friends is a leading social mobile game challenging players to create the highest-scoring words while playing against family and friends. Players can be engaged in up to 20 games at once and are able to chat with each other in game. In Apple’s App Store for iPhone, Words with Friends has regularly been the leading game in the word category since 2010 until Hanging with Friends became the leading game in June 2011. In August 2011, we released Words with Friends on Facebook, our first adaptation of one of our mobile games for Facebook. Words with Friends was acquired through our purchase of Newtoy, Inc. By leveraging our scale, technology infrastructure and deep knowledge of social game mechanics, we were able to double the DAUs for Words with Friends within approximately 120 days after the acquisition. In February 2012, Apple announced that Words with Friends was the number one free game app of all time on the iPhone.

In 2012 to date, we have launched Hidden Chronicles and Zynga Slingo on web platforms and Scramble with Friends, Dream PetHouse and Dream Heights on mobile platforms. In addition, we released the beta version of Zynga Bingo and our social games destination site, Zynga.com. In March 2012, we added the popular game, Draw Something, to our portfolio of mobile games through the acquisition of OMGPOP, a provider of social games for mobile phones, tablets and PCs.

Our Platform

In March 2012, we announced the beta release of our Zynga Platform, hosted at Zynga.com. Zynga.com is built with the goal of bringing players more ways to connect with more people on a new destination dedicated to social games. The Zynga Platform enables players to meet and connect with other players who share a love for social games, ultimately giving them more friends to play with. Players progress faster in their games by connecting with the entire community to instantly get what they need to complete quests, obtain virtual items and advance to the next level. Zynga.com is one of the first sites to be completely integrated with Facebook as an extension of our partnership. It allow players to log in with their Facebook ID, use Facebook Credits and easily play games with their existing Facebook friends, as well as other people who love to play the same games.

The initial beta release of Zynga.com features:

•	zFriends—Zynga.com allows players to play with existing friends and connect with other players who share a common interest in our games.

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Top Games—Five of our top games – CastleVille, Words with Friends, CityVille, Hidden Chronicles and Zynga Poker—are accessible on the site. New games will also be developed and published for the site by third-party developers.

•	Social Stream—Live social stream allows players to connect with each other without leaving their game boards.

•	Player Profile—A profile page allows players to engage around how they play, highlighting favorite games, top zFriends, recent activity and their helpfulness score.

•	Live Chat—Without leaving the game board, players can also chat with zFriends in real-time and send gifts or strategize.

Our Platform: Zynga.com

Social Experience in Our Games

The social design of our games is at the core of how our players experience our games. Our games encourage players to quickly connect to their friends when they start a game and to build and enhance these relationships throughout the game experience. Examples of social game play on Empires & Allies and Hanging with Friends are detailed below.

Social Game Play: Empires & Allies

Mobile Social Game Play: Hanging with Friends

Virtual Goods

Our games are free to play. In most of our games, players can earn virtual goods through game play, receive them as gifts or purchase them. Virtual goods are digital representations of real world goods, such as Big Ben in CityVille, poker chips in Zynga Poker or catapult in CastleVille. Our players created nearly three billion virtual goods per day on average during 2011. Through virtual goods players are able to extend their play sessions, enhance or personalize their game environments, accelerate their progress in our games and share and trade with friends. We believe our players’ acquisition, gifting and purchase of virtual goods creates social interaction that increases players’ engagement with our games and with each other.

Our primary revenue source is the sale of virtual currency that players use to buy in-game virtual goods. Some forms of virtual currency are earned through game play, while other forms can only be acquired for cash or, in some cases, by accepting promotional offers from our advertising partners. Some virtual goods, such as a guest house in Hidden Chronicles, can be purchased with either form of virtual currency, while others, such as a sports car dealership in CityVille, may be purchased only with virtual currency purchased for cash.

The following summary provides examples of the benefits received by players from the purchase of virtual goods:

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Play Longer. Many of our games are designed to have short, convenient playing sessions, the duration of which is limited by the replenishable “energy” and “coins” available for each session. In many of our games, virtual “energy boost” goods such as batteries in CityVille and energy potions in CastleVille, are available to players who purchase them so they can play longer sessions. A player may either ask friends for more energy or purchase additional energy.

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Invest and Express. Many of our games offer players the opportunity to purchase decorative and functional items to personalize their game environment and express their individual taste or style. For example, players in FarmVille Hawaiian Paradise can purchase Hawaiian-themed trees, resorts, clothing and animals. Players in Café World can accent their restaurant with an 80s theme by spending Café Cash on virtual goods such as an “Amazing 80s Chair,” and a “Neon Diner Door.”

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Accelerate Game Progress. As players choose to invest significant time to build out their game board and progress in a game, they may choose to accelerate their progress and more effectively compete with friends by paying for “power ups” to increase their capabilities. For example, in Zynga Poker, players can buy poker chips to play with better players at higher stakes tables, and in one of our newest web-based game, Hidden Chronicles, our players can buy clues to help them find more objects.

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Gift. Our games offer players the opportunity to purchase gifts for their friends. In FarmVille, players can buy and gift various trees, barns, seeds, animals and other limited items. For Valentine’s Day, CastleVille hosted a “Spread the Love” holiday event during which players had a time-limited opportunity to purchase, craft and send virtual cards, clothing and roses as gifts. Other features tie offline events to online social interactions and virtual goods purchases.

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Contribute to Social Causes. We enable our players to contribute to charitable causes that they believe in by purchasing specially created virtual goods in our games. For example, in May 2010 FarmVille players were able to buy Sweet Seeds, the proceeds of which were used to build a school for children in Haiti. In March 2011, following the catastrophe that hit northern Japan, we raised over $1.0 million through the sale of virtual goods for Save The Children’s Japan Earthquake Tsunami Children Emergency Fund.

Play Longer: CityVille

The example below illustrates when a player runs out of energy and must either wait for energy to replenish or obtain more energy. The player may ask friends for more energy or purchase additional energy using virtual currency. For example, for nine City Cash (approximately $1), a player can purchase 12 energy units instead of waiting 60 minutes for the same amount of energy.

Gift: FarmVille

The example below illustrates how a player in FarmVille can gift a friend multiple virtual goods: an unwithering ring which unwithers crops, as well as birthday items and crops celebrating the second anniversary of FarmVille’s launch.

Advertising

Our advertising services offer creative ways for marketers and advertisers to reach and engage with our players. The goal of our engagement-based advertising is to enhance the player experience while delivering real value to advertisers. Our advertising offerings include:

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Branded Virtual Goods and Sponsorships. We offer branded virtual goods in our games that integrate advertising within game play that is both relevant and valuable to our players’ experience. Some examples of our branded virtual goods include:

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In October 2010, Farmers Insurance Group offered FarmVille players a free in-game Zeppelin airship that provided “wither protection” for players’ crops for 10 days. Players chose to “insure” their crops with the free branded Zeppelin, providing our players with a voluntary, enhanced in-game experience. Farmers Insurance offered a similar one day campaign in 2011. During the 24 hours of this campaign, over two million new fans joined Farmers Insurance’s Facebook fan page.

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In May 2011, CityVille released its first in-game integration with an ad sponsor, DreamWorks’ Kung Fu Panda 2. Users collectively added more than 15 million Kung Fu Panda 2 themed drive-in movie theaters in their cities.

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In March 2012, we partnered with Frito-Lay and Walmart, to create a cross-promotional campaign to offer exclusive in-game virtual items for FarmVille, CityVille and CastleVille when fans purchase specially marked Frito-Lay snacks, which will be available at more than 3,400 Walmart stores nationwide. The promotion will run for almost six weeks and be featured on five million packages.

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Engagement Ads. In some of our games, we provide sponsored engagement ads in which players can answer certain questions to receive virtual currency in our games. For example, players can answer a few questions about their American Express card to earn free Horseshoes virtual currency in FrontierVille. Similarly, we have also run an ad campaign with Celebrity Cruises Inc. in which a player can earn free City Cash in CityVille.

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Mobile Ads. In some of our mobile games, we provide both ad-supported free versions and ad-free paid download versions. Our free versions of Words with Friends, Scramble with Friends and Hanging with Friends are supported with bottom screen banner ads and interstitials between player turns. Some of these ads cross-promote our other mobile games. Advertisers in our mobile games have included Amazon.com, Inc., eBay Inc. and HBO.

Other advertisers utilizing campaigns such as these have included Discover Financial Services, General Mills Inc., Kraft Foods Inc., McDonald’s Corporation and Target Corporation.

Our Network Features

In addition to our portfolio of social games, we also offer our players network features, which provide our players real-time updates during game play on what is happening in our games and with their friends who are playing our games. These products enable our players to discover new games, connect with their friends by sending and receiving messages, collaborate with their friends by giving and receiving help to advance in a game, navigate among our games, claim rewards to level up and earn virtual currency across our portfolio of games.

We believe these features better enable us to retain and increase the number of our players, cross-promote titles through viral referrals and friend invitations and increase the amount of engagement and fun for our players.

These network features include the following:

•	zBar. The zBar is a navigational tool displayed above the game screen in all of our web-based games that enables our players to navigate to and discover our other games. The zBar is shown below.

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Zynga Message Center. The Zynga Message Center is an in-game communication and navigation channel that the majority of our active players use to receive and accept gifts, chat with other players, receive crew invitations and “neighbor” friends. This allows our players to communicate efficiently without leaving the game environment. The Zynga Message Center is shown below.

Our Technology Stack

We have invested extensively in developing our proprietary technology stack to support the growth of our business. Our proprietary technology stack includes datacenter and cloud computing management, a shared code base, network and cross-promotional features, proprietary data analytics, monetization and internationalization. Our technology stack also supports the growth of our 2D and 3D game engines across the mobile business on both Flash and HTML 5 in addition to supporting high-level security and anti-fraud infrastructure. We believe that our technology stack is a competitive advantage and we will continue to innovate and optimize our stack to extend our technology leadership.

Our technology stack has the ability to handle sudden bursts of activity for millions of players over a short period of time with high levels of performance and reliability. Key elements of our technology stack are described below.

Scalable Infrastructure and Cloud Computing Innovation

Our physical network infrastructure utilizes a mixture of our own datacenters and public cloud datacenters linked with high-speed networking. We utilize commodity hardware, and our architecture is designed for high availability and fault tolerance while accommodating the demands of social game play.

We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. For example, our automatic provisioning tools have enabled us to add up to 1,000 servers in a 24-hour period in response to game demand. We operate at a scale that routinely delivers more than one petabyte of content per day. We intend to invest in and use more of our own infrastructure going forward, which we believe will provide us with an even better cost profile and position us to further drive operating leverage.

Shared Studio Infrastructure and Game Services

Key to leveraging our scalable infrastructure is a comprehensive set of common technology services and systems available to all of our studios and game production engineers, game designers and product managers. These shared services include:

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Shared Code Base. We have developed a flexible proprietary game engine which we leverage for the creation and launch of new games. With each subsequent release we add features and functionality that can be incorporated into our core code base.

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Analytics. Because game play data is key to how we develop and improve our products, we have invested heavily in our analytics infrastructure. Our data analytics are key to delivering great player experiences. Our game studios use cohort dynamics and A/B testing to create new and improved content and features.

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Player Research. We have made a significant investment in, and developed analytical processes around, player research. We regularly conduct quantitative and qualitative research about social interactions that helps us produce better social experiences. We have developed survey and experimentation systems that allow us to collect direct feedback from our players, and we use that feedback to improve our games.

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Virtual Goods Management. We have invested in content management systems that help create, test, deploy, price and monitor our virtual goods. Through our analytics groups, we have developed sophisticated models to predict demand and understand how our players value virtual goods and to optimize virtual good merchandising effectiveness. The ability to track the buying, trading and gifting of virtual goods enables us to understand how they are consumed and what impact they have on player experiences.

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Central Technology Operations. Our centralized operations free our development teams to focus on the creative process and on adding fun to our games. The elements of our centralized operations include common hardware and software infrastructure, monitoring and ongoing management.

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Payments. Our common payments infrastructure provides the flexibility to support multiple internal and external payment systems, in addition to Facebook Credits. This also allows us to centralize control of purchases and support multiple external redemption mechanisms to obtain virtual goods. Our payments system uses proprietary algorithms to detect and prevent fraud and has allowed our games to deliver a trusted payer experience as well as the opportunity to pursue new payment mechanisms such as game cards.

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Internationalization. Our shared technology stack enables us to support players worldwide. Enabled by our shared technology stack, games can leverage translation services for multiple languages with little additional development.

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Multiple Social Network Support and Cross Promotion. Our game studios can deploy content on multiple social networks without significant changes to game code. Our technology also provides the ability to expose a new game or feature to some or all of our players. With these initiatives, we are able to optimize game experiences and features across a variety of social networks.

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Customer Support. We have created proprietary internal software tools to address the unique challenges of delivering excellent customer support for our players. This customer relationship management software allows us to provide 24/7 support through multiple communications channels and across multiple languages and geographies in a cost effective manner. We believe this investment in our customer support capabilities has improved player experience.

Our Philanthropic Initiative: Zynga.org

Through our philanthropic initiative, Zynga.org, we enable our players to contribute to charitable causes by purchasing specially created virtual goods in our games. We have raised more than $10 million for donations to non-profit organizations from payments made by our players for the purchase of these virtual goods since we launched Zynga.org in October 2009. These contributions have benefitted earthquake victims, families in need of clean water and school children in Haiti; victims of the earthquake and tsunami in Japan; and tornado-stricken communities in Alabama. Players have donated through many of our games, including Café World, CityVille, FarmVille, FishVille, FrontierVille, Mafia Wars and Zynga Poker. In March 2012, our board approved the issuance of 1,000,000 shares of our Class A common stock to Zynga.org, one of the selling stockholders.

Our Core Values and Team

We were founded on a deeply held passion for games and family and friends playing together. Our passion for play is at the core of our mission: to connect the world through games. Our mission and our core values drive everything that we do: design social games that everyone wants to play, assemble and retain talented teams, prioritize our opportunities and make investment decisions.

Our core values have enabled us to scale our organization as we continue to grow rapidly and innovate a new way to play. We encourage innovation, the creation of compelling game experiences and acting quickly. These factors are critical to extending our leadership position as we seek to continue building successful franchises. We embrace ownership, meritocracy, career growth and focus on the long-term to motivate our employees and attract and retain world class game design, product management, engineering and operational talent. We remain steadfast in our commitment to surprise and delight our players. We believe our unique company culture serves as the foundation of our success. Our core values are:

As of December 31, 2011, we had 2,846 full-time employees.

Marketing

We acquire most of our players through unpaid channels. We have been able to build a large community of players through the viral and sharing features provided by social networks, the social innovations in our games and the network effects of our business.

We are committed to connecting with our players. We have fan pages, generally on Facebook, for each of our games to connect with our players; and we leverage various other forms of social media, including Twitter, to communicate with them. We periodically host live and online player events. We also use traditional advertising activities, primarily online advertising spending on Facebook.

Addendum with Facebook

To date, we have derived substantially all of our revenue and acquired substantially all of our players through Facebook. We expect to continue to derive a substantial portion of our revenue and to acquire a substantial portion of our players from the Facebook platform for the foreseeable future. We have an addendum with Facebook that modifies Facebook’s standard terms and conditions for game developers as they apply to us and that governs the promotion, distribution and operation of our games through the Facebook platform. This addendum requires the use by us of Facebook Credits as the primary payment method for our games on the Facebook platform and requires Facebook to remit to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. Our agreement with Facebook allows our users to use Zynga-branded game cards for the redemption of Facebook Credits. The agreement allows us to continue to distribute our game cards only until April 30, 2012. The addendum with Facebook expires in May 2015.

Intellectual Property

Our business is significantly based on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop our games and to enable them to run properly on multiple platforms. Other intellectual property we create includes audio-visual elements, including graphics, music, story lines and interface design.

While most of the intellectual property we use is created by us, we have acquired rights to proprietary intellectual property. We have also obtained rights to use intellectual property through licenses and service agreements with third parties. These licenses typically limit our use of intellectual property to specific uses and for specific time periods.

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

We actively seek patent protection covering inventions originating from the company and acquire patents we believe may be useful or relevant to our business.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our games and other intellectual property. We typically own the copyright to the software code to our content, as well as the brand or title name trademark under which our games are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. Our registered trademarks in the United States include “Zynga,” the names of our games and company taglines, among others.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our games are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

Companies in the Internet, games, social media, technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

We face significant competition in all aspects of our business. Specifically, we compete for the leisure time, attention and discretionary spending of our players with other social game developers on the basis of a number of factors, including quality of player experience, brand awareness and reputation and access to distribution channels.

We believe we compete favorably on these factors. However, our industry is evolving rapidly and is becoming increasingly competitive. Other developers of social games could develop more compelling content that competes with our social games and adversely affects our ability to attract and retain players and their entertainment time. These competitors, including companies of which we may not be currently aware, may take advantage of social networks, access to a large user base and their network effects to grow rapidly and virally.

Our competitors include:

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Game Developers for Facebook and Other Social Networks: We face competition from a number of competitors who develop social games for use on Facebook and other social networks. These competitors, some of which have significant financial, technical and other resources, greater name recognition and have longer operating histories, may create similar games to reach our players. Some of these competitors include Crowdstar, Inc., DeNA Co. Ltd., Electronic Arts Inc., King.com, The Walt Disney Company, Vostu, Ltd. and wooga GmbH. Because our games are free to play, we compete primarily on the basis of player experience rather than price. We could face additional competition if large companies with significant online presences, such as Amazon.com, Inc., Facebook, Inc., Google Inc., Microsoft Corporation and Tencent Holdings Limited, choose to enter or expand in the social games space or develop competing social games.

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Game Developers for Mobile: The mobile game sector is characterized by frequent product introductions, rapidly emerging mobile platforms, new technologies and new mobile application storefronts. Some of our competitors in the mobile game market include Electronic Arts, GREE, DeNA, Gameloft, Glu Mobile, Rovio Mobile Ltd, Disney and Storm8, Inc. We expect new mobile-game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications.

•	Other Game Developers: Our players also play other games on personal computers and consoles, some of which include social features that compete with our social games and have community functions where game developers can engage with their players. Some of these competitors include Activision Blizzard, Inc., Big Fish Games, Inc., Electronic Arts, SEGA of America, Inc., THQ Inc. and The Walt Disney Company.

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Other Forms of Media and Entertainment: We compete more broadly for the leisure time and attention of our players with providers of other forms of Internet and mobile entertainment, including social networking, online casual entertainment and music. To the extent existing or potential players choose to read, watch or listen to online content or streaming video or radio, play interactive video games at home or on their computer or mobile devices rather than play social games, these content services pose a competitive threat.

Research and Development

We believe continued investment in enhancing existing games and developing new games, and in software development tools and code modification, is important to attaining our strategic objectives. As a result, we expect research and development expenses to increase in absolute dollars for the foreseeable future as we grow our business.

Our research and development expenses were $51.0 million, $149.5 million and $727.0 million in 2009, 2010 and 2011, respectively, which included stock-based compensation of $1.8 million, $10.2 million and $374.9 million, respectively.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and internationally, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ill defined, still evolving and could be interpreted in ways that could harm our business or expose us to liability.

In addition, rising concern about the use of social networking technologies for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our games or restrict or impose additional costs upon the conduct of our business.

Some of our games are based upon traditional casino games, such as poker. We have structured and operate our poker game, Zynga Poker, with the gambling laws in mind and believe that playing Zynga Poker does not constitute gambling. We also sometimes offer our players various types of sweepstakes, giveaways and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. Any court ruling or other governmental action that imposes liability on providers of online services could result in criminal or civil liability and could harm our business.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal, state and foreign laws regarding privacy and protection of player data. We post our Privacy Policy and Terms of Service online, in which we describe our practices concerning the use, transmission and disclosure of player data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the Internet is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our players’ privacy and data could result in a loss of player confidence in our services and ultimately in a loss of players, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Facilities

We lease approximately 556,000 square feet of office space for our corporate headquarters in San Francisco, California under leases that expire between 2012 and 2018. These facilities currently accommodate our principal executive, development, engineering, marketing, business development, human resources, finance, legal, information technology and administrative activities. We lease additional domestic office space in Carlsbad, California; Los Angeles, California; Mountain View, California; Timonium, Maryland; Cambridge, Massachusetts; New York, New York; Syracuse, New York; Portland, Oregon; Allen, Texas; Austin, Texas; McKinney, Texas; and Seattle, Washington. We lease office and data center space in California and Virginia. We lease offices for our foreign operations in: Toronto, Canada; Beijing, China; Bielefeld-Sennestadt, Germany; Frankfurt, Germany; Bangalore, India; Dublin, Ireland; Tokyo, Japan; Luxembourg City, Luxembourg; and Farnham, United Kingdom. These additional domestic and international facilities total approximately 456,000 square feet.

On March 2, 2012, we entered into an agreement to purchase our corporate headquarters located in San Francisco, California for $228 million. Pursuant to the agreement, we will acquire (i) the building located at 650 Townsend Street, San Francisco, California consisting of approximately 670,000 square feet of space, (ii) fee title to the real property where the building is located, (iii) personal property located in the building which is owned by the seller and used in the operation and maintenance of the building and (iv) leases and other intangible property related to the building and real property. We have deposited $25 million in escrow in connection with the pending transaction. The deposit may be retained by the seller if applicable closing conditions are satisfied and we fail to close the transaction. We currently expect to close the transaction, subject to certain customary closing conditions, in the second quarter of 2012 but there is no guarantee that we will close the transaction as scheduled or at all. In addition, we intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of February 29, 2012 were as follows:

Name	Age	Position

Mark Pincus(1)	46	Chief Executive Officer, Chief Product Officer and Chairman

Barry Cottle	50	Executive Vice President, Business and Corporate Development

Reginald D. Davis	49	Senior Vice President, General Counsel and Secretary

Jeff Karp	46	Chief Marketing and Revenue Officer

Cadir Lee	40	Executive Vice President and Chief Technology Officer

John Schappert(1)	41	Chief Operating Officer and Director

David M. Wehner	43	Chief Financial Officer

William “Bing” Gordon(2)(3)	62	Director

Reid Hoffman(4)	44	Director

Jeffrey Katzenberg(2)(3)	61	Director

Stanley J. Meresman(3)(4)	65	Director

Sunil Paul(2)(4)	47	Director

Owen Van Natta(1)	42	Director

(1)	Member of the mergers and acquisitions committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
(4)	Member of the audit committee

Executive Officers

Mark Pincus founded Zynga and has served as our Chief Executive Officer, Chief Product Officer and Chairman since April 2007. From 2003 to 2007, Mr. Pincus served as Chief Executive Officer and Chairman of tribe.net, a company he co-founded and one of the first social networks in the industry. From 1997 to 2000, Mr. Pincus served as Chairman of Support.com, Inc., a remote technology services company he co-founded, and he served as Chief Executive Officer and President from December 1997 to July 1999. From 1996 to 1997, Mr. Pincus served as Chief Executive Officer of FreeLoader, Inc., a web-based news company he co-founded. Mr. Pincus holds an M.B.A. from Harvard Business School and a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Pincus was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive experience in the social media and Internet industry.

Barry Cottle has served as our Executive Vice President, Business and Corporate Development since January 2012. Prior to joining us, Mr. Cottle served as Executive Vice President of EA Interactive at Electronic Arts Inc., an interactive entertainment software company, from 2007 to 2012. Prior to joining EA Interactive, Mr. Cottle served as the founder and Chief Executive Officer of Quickoffice Inc., a spin out of Palm, Inc., where he served as Chief Operating Officer. Mr. Cottle holds an M.B.A. from the Kellogg School of Management at Northwestern University and a B.S. in Information Services and Mathematics from Missouri State University.

Reginald D. Davis has served as our Senior Vice President and General Counsel since May 2009 and our Secretary since August 2009. From January 2000 to May 2009, Mr. Davis was employed at Yahoo! Inc., an Internet search company, where he served as Vice President, Network Quality and Search Operations from November 2007 to April 2009 and Associate General Counsel from January 2000 to November 2007. Prior to joining Yahoo!, Mr. Davis spent 10 years as a partner at Hancock Rothert & Bunshoft LLP (now part of Duane Morris LLP). Mr. Davis holds a J.D. from Tulane University Law School and a B.A. in European History from Harvard University.

Jeff Karp has served as our Chief Marketing and Revenue Officer since August 2011. Prior to joining us, Mr. Karp served as Executive Vice President, EA Play Label at Electronic Arts Inc., from April 2011 to August 2011 and as Senior Vice President, Chief Revenue Officer, EA Games Label at Electronic Arts from May 2009 to March 2011. From October 2008 to May 2009, Mr. Karp served as Chief Executive Officer of Mevio, Inc., a digital media entertainment company. Prior to Mevio, from 2000 to 2008, Mr. Karp served in a number of roles at Electronic Arts, including as Senior Vice President of Marketing Worldwide from March 2006 to October 2008. Mr. Karp holds a B.S. in Business from Arizona State University.

Cadir Lee has served as our Executive Vice President and Chief Technology Officer since November 2008. From December 1997 to November 2008, Mr. Lee served as Chief Technology Officer of Support.com, Inc., a remote technology services company he co-founded. Mr. Lee holds a B.A. in Music and a B.S. in Biological Sciences from Stanford University.

John Schappert has served as our Chief Operating Officer since May 2011 and as a member of our board of directors since July 2011. From July 2009 until April 2011, Mr. Schappert served as Chief Operating Officer of Electronic Arts. From August 2007 until July 2009, he served as Corporate Vice President of Microsoft’s Interactive Entertainment Business, the technology entertainment division of Microsoft Corporation. From joining Electronic Arts in 1998 until July 2007, Mr. Schappert served in various executive positions ranging from Vice President through Executive Vice President. Mr. Schappert was selected to serve on our board of directors due to his extensive experience in the technology entertainment industry.

David M. Wehner has served as our Chief Financial Officer since August 2010. From February 2001 to July 2010, Mr. Wehner was employed at Allen & Company, an investment bank focused on media and technology where he served as a Managing Director from November 2006 to July 2010, and a director from December 2005 to November 2006. Mr. Wehner holds an M.S. in Applied Physics from Stanford University and a B.S. in Chemistry from Georgetown University.

Board of Directors

William “Bing” Gordon has served on our board of directors since July 2008. Mr. Gordon has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since June 2008. Mr. Gordon is a co-founder of Electronic Arts Inc. and served as its Executive Vice President and Chief Creative Officer from March 1998 to May 2008. Mr. Gordon serves on the boards of Lockerz, Inc., a web-based social commerce company; Klout, Inc., a social media company; Amazon.com, Inc., a multinational e-commerce company; Zazzle Inc., a web-based custom products company; and Mevio, Inc. He was also a founding director at ngmoco, LLC (acquired by DeNA Co. Ltd. in 2010) and Audible, Inc. (acquired by Amazon.com, Inc. in 2008). Mr. Gordon was awarded the Academy of Interactive Arts & Sciences’ Lifetime Achievement Award in 2011 and held the game industry’s first endowed chair in game design at USC School of Cinematic Arts. He earned an M.B.A. from Stanford University and a B.A. from Yale University, where he serves on the President’s Council. Mr. Gordon’s individual qualifications and skills as a director include his leadership and entrepreneurial experience as a senior executive and co-founder of Electronic Arts, through which he gained experience with emerging technologies and consumer-focused product development and marketing issues, as well as his experience as a venture capitalist investing in technology companies.

Reid Hoffman has served on our board of directors since January 2008. Mr. Hoffman has been a Partner at Greylock Partners, a venture capital firm, since November 2009. From March 2003 to February 2007 and from December 2008 to June 2009, he served as Chief Executive Officer of LinkedIn Corporation, an online professional networking company. From February 2007 to December 2008, Mr. Hoffman also served as President, Products of LinkedIn Corporation, and he served as its Executive Chair from June 2009 to November 2009. From January 2000 to October 2002, Mr. Hoffman was Executive Vice President of PayPal, Inc., an online payment company. Mr. Hoffman serves on the board of directors for SixApart Ltd., a blogging and social media company; Kiva.org, a microfinance company; Mozilla Corporation, a software company; and LinkedIn Corporation. Mr. Hoffman holds an M.A. in Philosophy from Oxford University and a B.S. in Symbolic Systems from Stanford University. Mr. Hoffman was selected to serve on our board of directors due to his extensive experience with social media and technology companies.

Jeffrey Katzenberg has served on our board of directors since February 2011. Mr. Katzenberg currently serves as Chief Executive Officer and a member of the board of directors of DreamWorks Animation SKG Inc., a computer-generated animation studio and entertainment company. He has held both of these roles since October 2004. Mr. Katzenberg co-founded and was a principal member of DreamWorks L.L.C. (“DreamWorks Studios”) from its founding in October 1994 until January 2006. Prior to founding DreamWorks Studios, Mr. Katzenberg served as a chairman of the board of The Walt Disney Studios from 1984 to 1994. Prior to joining The Walt Disney Studios, Mr. Katzenberg served as the President of Paramount Studios. Mr. Katzenberg is the Chairman of the Board for the Motion Picture & Television Fund Foundation. He serves on the boards of AIDS Project Los Angeles, American Museum of the Moving Image, Cedars-Sinai Medical Center, California Institute of the Arts, Geffen Playhouse, Michael J. Fox Foundation for Parkinson’s Research and the Simon Wiesenthal Center. Mr. Katzenberg was selected to serve on our board of directors due to his extensive experience in the entertainment industry.

Stanley J. Meresman has served on our board of directors since June 2011. During the last five years, Mr. Meresman has been serving on the boards of directors of various public and private companies, including service as chair of the audit committee for some of these companies. He currently serves as a director of LinkedIn Corporation, Meru Networks, Inc. and Riverbed Technology, Inc. and previously served as a director of Polycom Inc. from January 1995 to March 2007, each of which is a public company. From January 2004 through December 2004, Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a private equity firm, and was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor and board member and advisor to several technology companies. He served as the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Mr. Meresman holds an M.B.A. from the Stanford Graduate School of Business and a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley. Mr. Meresman was selected to serve on our board of directors due to his background as chair of the audit committee of other public companies and his financial and accounting expertise from his prior extensive experience as chief financial officer of two publicly traded corporations. Mr. Meresman qualifies as an “audit committee financial expert” under Securities and Exchange Commission guidelines. In addition, his current service on other public company boards of directors provides us with important perspectives on corporate governance matters.

Sunil Paul has served on our board of directors since November 2011. Mr. Paul has been a Partner at Spring Ventures since founding the firm in January 2007. Mr. Paul currently serves as Chief Executive Officer of two companies that have received investments from Spring Ventures: Shepherd Intelligent Systems, Inc., a fleet technology company; and Spride, Inc., a car share service company. From May 2004 to January 2007, Mr. Paul was an independent investor. From 1997 to 2000, Mr. Paul served as Founding Chief Executive Officer and Chairman of Brightmail, Inc., a software company he co-founded. From 1995 to 1997, Mr. Paul served as Chief Executive Officer, and then President, of FreeLoader, Inc., a company he co-founded. Mr. Paul holds a B.E. in Electrical Engineering from Vanderbilt University. Mr. Paul was selected to serve on our board of directors due to his extensive experience with Internet companies.

Owen Van Natta has served as a member of our board of directors since August 2010. Mr. Van Natta served as our Executive Vice President and Chief Business Officer from August 2010 to November 2011. From April 2010 to August 2010, Mr. Van Natta served as a consultant to us in his role as a General Partner of Luminor Group LLC, a consulting company. From April 2009 until February 2010, Mr. Van Natta served as the Chief Executive Officer of Myspace, Inc., an online social media company. From November 2008 until April 2009, he served as Chief Executive Officer of Project Playlist, Inc., an online music sharing company. From May 2007 to February 2008, he was the Chief Revenue Officer at Facebook, Inc., an online social media company. From September 2005 until May 2007, Mr. Van Natta was the Chief Operating Officer at Facebook. Mr. Van Natta holds a B.A. in English from the University of California, Santa Cruz. Mr. Van Natta was selected to serve on our board of directors due to his extensive experience in the social media and Internet entertainment industry.

Director Independence

Under the listing requirements and rules of the NASDAQ Stock Market LLC, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of our initial public offering in December 2011.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Hoffman, Katzenberg, Meresman and Paul do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of NASDAQ. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a mergers and acquisitions committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Hoffman, Meresman and Paul, each of whom, our board of directors has determined, satisfies the independence requirements under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Meresman, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	considering and approving or disapproving of related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	establishing procedures for the receipt, retention and treatment of any complaints received by us regarding financial controls, accounting or auditing matters; and

•	conducting an annual assessment of the performance of the audit committee and its members and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Messrs. Gordon, Katzenberg and Paul. Our board of directors has determined that each of Messrs. Katzenberg and Paul is independent under the NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Katzenberg. The functions of this committee include:

•

determining the compensation and other terms of employment of our chief executive officer and our other executive officers, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering equity incentive plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Gordon, Katzenberg and Meresman. Our board of directors has determined that Messrs. Katzenberg and Meresman are independent under the NASDAQ listing standards. The chair of our nominating and corporate governance committee is Mr. Gordon. The functions of this committee include:

•	reviewing periodically and evaluating director performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Mergers and Acquisitions Committee

Our mergers and acquisitions committee consists of Messrs. Pincus, Schappert and Van Natta. The chair of our mergers and acquisitions committee is Mr. Pincus. The functions of this committee include:

•

reviewing, recommending to the full board of directors and approving, subject to certain limitations, potential opportunities for strategic business combinations, acquisitions, mergers, dispositions, divestitures and similar strategic transactions; and

•	approving strategic transactions that involve the payment of total consideration of less than $50 million.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our Code of Business Conduct and Ethics is posted on our website at www.zynga.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors. Historically, as compensation for their services, each of our non-employee directors has been granted options or restricted stock units, or ZSUs, to purchase shares of our Class B common stock under our 2007 Equity Incentive Plan. In January 2012, our Compensation Committee approved a Non-Employee Directors Compensation Policy, which provides that each of our non-employee directors will be eligible to receive an annual ZSU grant with an aggregate fair market value of $250,000, with the chair of our audit committee eligible to receive an additional $50,000 in aggregate fair market value. These awards will be granted on the date of the annual meeting of stockholders and will vest on a quarterly basis over the one year vesting period, provided that the recipient is a director on such date.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2011. For information regarding 2011 compensation paid to Mr. Van Natta, who was our chief business officer until November 16, 2011, but continues to serve as a member of our board of directors, refer to the 2011 Summary Compensation Table under the section entitled “Executive Compensation” below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Brad Feld(2)	—	—	—	—
William “Bing” Gordon(3)	—	—	—	—
Reid Hoffman	—	—	—	—
Jeffrey Katzenberg(4)	—	—	—	—
Stanley J. Meresman(5)	—	—	649,856	649,856
Sunil Paul(6)	—	—	—	—

(1)	Represents the grant date fair value of ZSUs and options issued to the director. For a discussion of the valuation of these awards, see “Notes to Consolidated Financial Statements at Note 9, “Stockholders Equity.” These amounts do not correspond to the actual value that will be realized by our directors upon the vesting of stock awards, the exercise of stock options or the sale of the common stock underlying such awards.
(2)	Mr. Feld resigned from the board of directors in November 2011.
(3)	In June 2011, we issued a warrant to purchase 1,000,000 shares of Class B common stock to Kleiner Perkins Caufield & Byers, LLC, which warrant is subject to quarterly vesting over two years based on consulting services to be provided by representatives of Kleiner Perkins Caufield & Byers, LLC, which vesting period commenced in April 2010. The warrant was exercised in June 2011 and the shares transferred to KPCB XIII, LLC. Mr. Gordon is a partner at Kleiner Perkins Caufield & Byers and has a pecuniary interest in the shares of Class A and Class B common stock held by KPCB XIII, LLC.
(4)	Mr. Katzenberg joined the board of directors in February 2011.
(5)	Mr. Meresman joined the board of directors in June 2011.
(6)	Mr. Paul joined the board of directors in November 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation provided to our “named executive officers” for 2011 is set forth in detail in the 2011 Summary Compensation Table and other tables that follow this section, as well as the accompanying footnotes and narratives relating to those tables. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and our 2011 compensation decisions for each of our named executive officers.

Our named executive officers for 2011 who appear in the 2011 Summary Compensation Table are:

•	Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chair of the board of directors;

•	David M. Wehner, our Chief Financial Officer;

•	Reginald D. Davis, our Senior Vice President, General Counsel and Secretary;

•	Jeff Karp, our Chief Marketing and Revenue Officer;

•	John Schappert, our Chief Operating Officer and a member of our board of directors; and

•	Owen Van Natta, a member of the board of directors and our former Executive Vice President and Chief Business Officer.

Executive Compensation Philosophy, Objectives and Design

Philosophy. We operate in a new and rapidly evolving industry sector. To succeed in this environment, we must continually refine our strategy, foster the growth of our player base, increase the level of engagement of our players with our games, develop and update games and expand our international operations. To achieve these objectives, we need to attract and retain a highly talented team of game design, engineering, marketing, business development and administrative professionals. We also strive to create incentives for our management team to utilize their strong leadership and management capabilities to achieve our business and strategic objectives. We believe the best way to do this through our compensation structure and practices is to emphasize teamwork through a philosophy of pay equity and to have our executives think like stockholders and maximize long-term value creation.

Objectives. Our compensation program for our executive team consists of a combination of base salary, discretionary bonuses, grants under our long-term equity incentive compensation plan and severance and change of control benefits. Our executive compensation program is designed to achieve the following objectives:

•	attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business and strategic objectives;

•	promote teamwork while also recognizing the role each executive officer plays in our success; and

•	align the interests of our executive officers and stockholders.

Design. Historically, our executive compensation program has been heavily weighted towards equity, including stock options and restricted stock units, with cash compensation that generally fell below the 25th percentile of comparable companies. However, as our company has grown, so has our need to secure executive talent from larger public companies. When necessary, we have offered significant cash compensation as well as equity compensation to secure key hires.

We believe that relying primarily on equity compensation has focused our executive officers on driving the achievement of our strategic and financial goals while conserving cash to reinvest in our strategy and growth. We continue to believe that making equity awards a key component of executive compensation aligns the executive team with the long-term interests of our stockholders.

We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of the factors described below. We continue to evaluate our philosophy, objectives and design as circumstances require. We expect to review executive compensation annually.

Compensation-Setting Process

Role of Our Board and Compensation Committee. During 2011, our board of directors shared responsibility for overseeing our executive and equity compensation programs with our newly formed compensation committee. Prior to his resignation from our board of directors, Mr. Feld took the lead role in working directly with our Chief Executive Officer and our Chief People Officer. When compensation matters were discussed by our board of directors, Messrs. Pincus and Van Natta, as members of the board, attended the meetings, but abstained from final decisions with respect to their own performance and compensation. As we prepared to become a public company in 2011, and following the formation of our compensation committee in February 2011, our compensation committee spent a great deal of time reviewing our historical practices, policies and procedures as they related to executive compensation and became primarily responsible for making the 2011 compensation decisions reflected in this Compensation Discussion and Analysis.

During 2011, we considered the following factors when setting executive compensation, as further explained in the discussions of each compensation element below:

•

the experiences and individual knowledge of the members of our board and compensation committee regarding executive compensation, including their experiences as officers and/or directors of public companies and with establishing and reviewing executive compensation packages;

•

individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally been leaving meaningful compensation opportunities at their prior employers in order to work for us;

•	the recommendations of our Chief Executive Officer;

•	corporate and individual performance, as we believe this encourages our executive officers to focus on achieving our business and strategic objectives;

•	the executive’s existing equity award and stock holdings;

•

internal pay equity of the compensation paid to one executive officer as compared to another—that is, that the total compensation paid to each executive officer is designed to provide a certain amount of parity to promote teamwork, while at the same time reflecting the importance of his or her role to the company as compared to the roles of the other executive officers;

•	the potential dilutive effect of new equity awards on our stockholders; and

•

solely as a touchstone and not as a determinative factor, the Compensia survey covering officer compensation that we commissioned in May 2011, or the 2011 Compensia Report, and, to an even lesser extent, the 2010 Radford Global Technology Survey and the PayScale database.

Role of Management. In setting compensation for 2011, our Chief Executive Officer and our Chief People Officer worked closely with members of our board and compensation committee, particularly Messrs. Feld and Gordon, in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), determining bonus payments and establishing new hire packages. Our finance department works with our Chief Executive Officer and our Chief People Officer to gather financial and operational data that the Chief Executive Officer reviews in making his recommendations. From time to time, our Chief Financial Officer and our General Counsel attend meetings (or portions of meetings) of the board or compensation committee (as applicable) to present information and answer questions. No executive officer participated directly in final determinations regarding the amount of any component of his or her own compensation package.

Role of Compensation Consultant. Neither our board nor our compensation committee has retained its own independent compensation consultant. Instead, since 2009, management has retained Compensia, a national compensation consulting firm, to assist management in reviewing human resources and compensation matters, including executive compensation. In 2011, in preparation for our initial public offering, Compensia provided the following services to support management and the compensation committee in making executive compensation decisions:

•	proposed a peer company group composed of public and private companies with comparable revenues;

•	provided cash and equity compensation data for Compensia’s proposed peer group, as well as a peer group proposed by management in a report that we refer to as the 2011 Compensia Report;

•	reviewed our executive compensation policies and practices, including our long-term compensation and severance program design;

•	reviewed our director compensation program;

•	provided feedback to management regarding management’s proposals to the compensation committee for executive compensation; and

•	assisted management in preparing a compensation risk assessment of our broad-based employee compensation practices.

We pay for the costs of Compensia’s work, and management has the ability to direct Compensia’s work. In 2011, Compensia was not present at any deliberations of the board or compensation committee. In 2011, the total cost of the services provided by Compensia did not exceed $50,000. The board and the compensation committee were aware that Compensia was retained and directed by management, and did not believe that this created an impermissible conflict of interest or impaired Compensia’s ability to provide thoughtful guidance and appropriate company peer data. The compensation committee may retain its own independent compensation consultant in the future.

Use of Market Compensation Data; Creation of Peer Group. Our pay philosophy has historically focused on having low cash compensation and tying the majority of our employees’ compensation opportunities to equity compensation. When determining new hire pay packages, we have generally focused on the total compensation package it would take to attract key talent away from an existing employer or other opportunities that were available to that individual, and not on benchmark data. In 2011, our business rapidly progressed and we began the processes that ultimately resulted in us becoming a public company. As a result of these changes, we determined that we needed to hire executive officers with experience working for much larger, mature public companies. This shift in focus rendered the compensation practices and levels at companies that were included in private company surveys such as the 2010 Radford Global Technology Survey and the PayScale database, at best, useful mainly as a point of reference. As a result, in 2011, we did not use the compensation data obtained from these broad-based surveys as a material, determinative factor in setting compensation.

In May 2011, at the request of management and in preparation for our initial public offering, Compensia prepared the 2011 Compensia Report, which provided an analysis of our compensation packages relative to the compensation paid to the two peer groups of public companies described below. However, consistent with historical practice, this data was simply one point of reference in considering whether the base salaries and total compensation packages of our executive officers were inconsistent with market practices of public companies.

In the 2011 Compensia Report, Compensia proposed the set of peer group companies listed below, based on companies that were in the software and internet industry, with revenue of between $500 million and $1.5 billion, and that were either late-stage private companies or comparable public companies. Management also proposed a peer group, reflecting the companies with whom we would be most likely to need to compete with for key executive talent.

Company Name	Compensia Peer List	Company Requested Peer List
Activision Blizzard, Inc.	X	X
Adobe Systems Incorporated	X
Akamai Technologies Inc.	X
Amazon.com, Inc.		X
AOL, Inc.	X
Apple Inc.		X
Autodesk, Inc.	X
Citrix Systems, Inc.	X
Compuware Corporation	X
DreamWorks Animation SKG, Inc.	X	X
Electronic Arts Inc.	X	X
Facebook, Inc.		X
Google Inc.		X
IAC/InterActiveCorp	X
LinkedIn Corporation		X
Lucasfilm Ltd.		X
Microsoft Corporation		X
Monster Worldwide Inc.	X
NetApp, Inc.		X
Netflix, Inc.	X	X
Nintendo of America Inc.		X
Pixar Animation Studios		X
Red Hat, Inc.	X
Rovi Corporation	X
salesforce.com, inc.	X	X
Sony Computer Entertainment America LLC		X
Take-Two Interactive Software, Inc.	X	X
THQ Inc.	X	X
Tibco Software, Inc.	X
VeriSign Inc.	X
Yahoo! Inc.		X

Executive Compensation Program Components

Base Salary. We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty with respect to their day-to-day compensation, while having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a private company. The compensation committee recognizes that base salaries are an element of compensation that helps to attract highly qualified executive talent, but believes that equity compensation should be the primary component of total target compensation as it has a direct correlation to stockholder value.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board and compensation committee members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, and a general sense of internal pay equity among our executive officers.

For Messrs. Schappert and Karp, each of whom was hired in 2011, the board and compensation committee, respectively, determined their initial base salaries, using reasonable business judgment and without reference to survey data, based on the results of the individual negotiations. The compensation packages that Messrs. Schappert and Karp were offered took into account the compensation packages each were forgoing at their then-current employers. The base salary component took into consideration, in a general sense, the base salaries of the other executive officers and the value of the other elements of each candidate’s negotiated new-hire compensation package (including signing bonuses and equity awards).

We do not apply specific formulas in determining base salary increases. In considering base salaries at the beginning of 2011 for our executive officers, the board made no adjustments from 2010 levels, as the board determined, in their independent judgment and without reliance on any survey data, that existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes. For most of 2011, our base compensation remained at 2010 levels. However, in August 2011, the compensation committee raised the annual base salary of Mr. Davis to $225,000. While the compensation committee considered the 2011 Compensation Report, the compensation committee primarily based its decision on the importance of Mr. Davis’ role to the Company, especially in connection with our transition to public company status, and the compensation committee’s desire to have comparable base salaries across our executive team.

Name	2011 Salary(1)
Mark Pincus	$300,000
Owen Van Natta	200,000
David M. Wehner	225,000
Jeff Karp	300,000
Reginald D. Davis	225,000
John Schappert	300,000

(1)	Reflects the annual base salary in effect at December 31, 2011, with the exception of Mr. Van Natta, which reflects his annual base salary at the time he resigned as an executive officer.

Cash Bonuses. Historically, our employees, including our executive officers, have been eligible to earn discretionary performance bonuses based on individual and company performance. The amount of the bonus earned, and the evaluations of individual and corporate performance, were determined in a subjective manner, without specific weightings or a formula. The overall performance of the company, as evaluated by our Chief Executive Officer and the board without reference to specific pre-established corporate goals, was the critical factor for determining payouts. Our board and compensation committee have approached cash bonuses from the perspective that each executive officer could generally earn an annual bonus of up to 100% of his earned base salary in a given year. Our board and compensation committee felt this was an appropriate percentage given the relatively low base salaries of our executive officers.

In connection with the hiring of Mr. Schappert, the board did not establish a target bonus level. Instead, as a result of negotiations with Mr. Schappert over his new hire package, the board approved the grant of a Zynga cash unit award (“ZCUs”) of $10,000,000, which vests as to 12.5% (or $1,250,000) on June 15, 2012 and every three month anniversary thereafter through and including March 15, 2014, subject to his continued employment, as well as a signing bonus of $10,000,000, based on individual negotiations with Mr. Schappert. Mr. Schappert was originally offered ZCUs of $20,000,000 but he opted to forego the additional $10,000,000 in favor of an additional ZSU award for 716,332 shares. These negotiations and the related compensation decisions, focused, in large part, on the bonus and equity compensation opportunities that Mr. Schappert was forgoing with his prior employer, the Chief Executive Officer’s recommendation and the board’s determination of the essential need to attract and retain Mr. Schappert.

In connection with the hiring of Mr. Karp, and consistent with the bonus opportunity provided to the other executive officers, the compensation committee approved an annual cash bonus target of 100% of base salary. The compensation committee also agreed to a guaranteed minimum payout of 100% of his target bonus for the first two years of his employment, subject to his continued employment, as well as a signing bonus of $1,000,000, based on individual negotiations with Mr. Karp. These negotiations and the related compensation decisions, focused, in large part, on the bonus and equity compensation opportunities that he was forgoing with his prior employer, the Chief Executive Officer’s recommendation and our determination of the essential need to attract and retain Mr. Karp.

Consistent with prior years, for our 2011 bonus program, our Chief Executive Officer established, in consultation with the board and compensation committee, objectives and key results, or OKRs, for senior management. The OKRs for our Chief Executive Officer were based on overall corporate performance, and the OKRs of the other named executive officers were based on company performance within their functional unit. No amount of bonus was allocated to a specific OKR. Rather, at the end of each quarter, the Chief Executive Officer reviewed our overall performance and strategic and competitive positioning, as well as each executive officer’s performance, taking into account the OKRs. The Chief Executive Officer then made recommendations to the board or compensation committee (as applicable) for the amount that should be awarded as a bonus for that quarter for each of the named executive officers, including himself. For 2011, the board and compensation committee concurred with the Chief Executive Officer’s bonus recommendations, and these recommendations were approved. Revenue growth, increased mobile presence and the successful completion of our initial public offering were considered in connection with the review and approval of quarterly bonuses for our executive officers, and 2011 payout levels were based on the following critical achievements and considerations for each of the following executives:

•

Mark Pincus. Mr. Pincus’s quarterly bonuses were $0, $3,750, $0 and $0, and reflected the board and compensation committee’s belief that existing compensation was adequate without an additional bonus, with the exception of a token bonus for the second quarter.

•	Owen Van Natta. Mr. Van Natta did not receive any quarterly bonuses in 2011 as the board and compensation committee also felt Mr. Van Natta’s compensation was adequate without an additional bonus.

•

David M. Wehner. Mr. Wehner’s quarterly bonuses were $14,063, $56,250, $0 and $300,000 and reflected his continued success related to instituting financial planning systems, maintaining and developing relationships with investors, overseeing the acquisition and integration of companies and his significant role in connection with our initial public offering.

•	Jeff Karp. Mr. Karp received his guaranteed payout of $75,000 for each of the third and fourth quarter (giving full credit to the third quarter in which he started with us).

•

Reginald D. Davis. Mr. Davis’s quarterly bonuses were $7,500, $50,000, $0 and $56,250 and reflected his role in providing corporate legal support for all acquisitions and other transactions in 2011, including our initial public offering, protecting our intellectual property in pending litigation, and working to expand our intellectual property portfolio.

•

John Schappert. Mr. Schappert’s quarterly bonuses for the last three quarters of 2011, in which he was employed by us, were $0, $0 and $75,000 and reflected his increasing responsibility, the successful launch of CastleVille, as well as the growth of multiple mobile game titles in the fourth quarter.

Equity Compensation. We have historically used restricted stock units (which we call ZSUs) and options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team’s contributions with the long-term interests of the company and our stockholders. Stock options are granted with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant and the date of vesting. Typically, stock options granted to our executive officers vest over four years. Prior to our initial public offering, our ZSUs included both a multi-year (generally over four years) time-based vesting condition and a liquidity event vesting condition (that is, the effectiveness of either a change in control transaction or an initial public offering). We believe that equity should be designed to serve as an effective recruitment and retention tool while also motivating our executive officers to work toward corporate objectives that provide a meaningful return to our stockholders.

In 2011, we continued to grant ZSUs as our primary equity compensation mechanism. In determining the size and material terms of the ZSUs granted in 2011, our board or our compensation committee (as applicable) considered, among other things, individual negotiations with the executive officers at their time of hire (particularly the equity opportunities they were leaving behind at their prior employers), the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, the Chief Executive Officer’s recommendations, internal pay equity among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants. In particular, the board or our compensation committee (as applicable) considered the following:

•

Mark Pincus. Consistent with Mr. Pincus’s recommendation, the board determined that Mr. Pincus’s existing unvested stock options and vested stock holdings provided the necessary motivation and retention incentive and therefore did not award any equity grants to him in 2011.

•	Owen Van Natta. The board granted Mr. Van Natta 233,336 ZSUs in connection with the work Mr. Van Natta performed for the company as a consultant.

•

David M. Wehner. The board granted Mr. Wehner 500,000 ZSUs. The board determined that an additional equity grant to Mr. Wehner was necessary to have his total equity rights reach 3.0 million shares, which the board determined was the appropriate level at that time given his role and for internal pay equity.

•

Jeff Karp. The compensation committee granted Mr. Karp 1,000,000 ZSUs. The compensation committee determined the size of the award based on negotiations with Mr. Karp, taking into account his entire new hire package, and determined that this award was necessary given the significant cash and equity compensation opportunities Mr. Karp was forgoing at his prior employer.

•

Reginald D. Davis. The board granted Mr. Davis 200,000 ZSUs. The board determined that an additional equity grant to Mr. Davis was necessary to have his total equity rights reach 2.8 million shares, which the board determined was the appropriate level at that time given his role and for internal pay equity.

•

John Schappert. The board granted Mr. Schappert two ZSU awards covering an aggregate of 2,148,997 shares, based on negotiations with Mr. Schappert in connection with his hiring. Mr. Schappert was initially offered a ZCU award of $20,000,000 but he opted to forego $10,000,000 of that amount in favor of a ZSU award for 716,332 shares. The ZSU award for 716,332 shares is fully vested as of the date Mr. Schappert would have received the $10,000,000 originally offered (March 15, 2012). The remaining ZSU award for 1,432,665 vests according to our typical four-year vesting schedule as described above. The board determined the total size of these awards based on negotiations with Mr. Schappert, taking into account his entire new hire package including his ZCU award. The board believed that these awards were necessary given the significant equity compensation opportunities Mr. Schappert was forgoing at his prior employer and provided a total equity opportunity that was comparable to the equity opportunities of the other executive officers.

Post-Employment Compensation

In hiring our executive officers, we recognized that many of our desired candidates were leaving the security of employment with more mature companies where they had existing severance and change of control compensation rights. Accordingly, we sought to develop compensation packages that could attract qualified candidates to fill our most critical positions, which required providing some protection in the event of an involuntary termination. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure.

In 2008 and 2009, our board approved certain executive grants of options and restricted stock units containing accelerated vesting provisions upon an involuntary termination (both termination without cause and resignation for good reason) as well as upon certain material change in control transactions. We believe these accelerated vesting provisions reflected then-current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allowed us to attract and retain highly qualified executive officers to a new start up venture. These accelerated vesting provisions were designed so that if a change in control opportunity presented itself, our executive officers could focus on closing a transaction that might have been in the best interest of our stockholders even though the transaction might otherwise have resulted in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Potential Payments Upon Termination and Upon Termination and Change in Control.”

As part of our negotiations with Messrs. Wehner, Van Natta, Karp and Schappert at the time they were hired, the board or compensation committee (as applicable) approved cash and equity acceleration protections for each individual in the event of an involuntary termination of employment, including but not limited to a termination following a change in control. The amount and terms of these benefits reflected our negotiations with each of these executive officers, including our evaluation of the severance or change in control protections that were necessary to induce these individuals to forgo other opportunities or leave their then-current employment for the uncertainty of a demanding position in a new and unfamiliar organization. These benefits were also designed to encourage these executive officers to maintain continued focus and dedication to their responsibility to help maximize stockholder value in the face of decisions that might be in the best interests of our stockholders but not necessarily in the executive officers’ own personal best interests.

In September 2011, after reflecting on the different treatment upon a termination of employment and a change in control across executives, and given our desire for a team-oriented approach to compensation, our compensation committee approved our Change in Control Severance Benefit Plan, or our Change in Control Plan. Each of our employees at the level of vice president or above, including our executive officers, is eligible to participate in the Change in Control Plan. Upon a change in control (as defined in our 2011 Equity Incentive Plan), each then-current participant (including a participant who, within 30 days before a change in control, suffers an involuntary termination without cause or a resignation for good reason) will receive, in exchange for a release of claims, accelerated vesting of 25% of the total number of shares subject to each equity award held by such participant. Additionally, for participants who are at the level of senior vice president or above, including our executive officers, if such participant suffers an involuntary termination without cause or a resignation for good reason within 30 days before or 18 months following a change in control, he or she will receive, in exchange for a release of claims, accelerated vesting of an additional 25% of the total number of shares subject to each equity award held by such participant. The Change in Control Plan is designed to provide an internally consistent and equitable standard of accelerated vesting benefits, triggers and conditions for our more senior level employees. We believe that a pre-existing plan like the Change in Control Plan will allow our executive officers to focus on continuing normal business operations and the success of a potential business combination that may not be in their personal best interests, and to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. We believe the size and terms of the benefits provide an appropriate balance between the costs and benefits to stockholders. We also believe these benefits are consistent with the benefits offered by companies with whom we compete for talent, and so allow us to recruit and retain key executive talent.

The terms and conditions of employment for each of our named executive officers are set forth in written letter agreements. For a summary of the material terms and conditions of these letters, see “—Offer Letter Agreements” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of December 31, 2011, see “—Potential Payments Upon Termination and Change in Control.”

Employee Benefits

We provide standard health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees.

In the past, we have also provided certain perquisites to our executive officers. In considering potential perquisites, we considered the cost to us as compared to the value of providing such perquisites. In 2011, we paid certain legal expenses incurred in connection with our hiring of Mr. Schappert, and provided a tax gross-up on the income attributed to him for those legal expenses. In addition, we reimbursed Mr. Van Natta for certain legal expenses related to estate planning matters, as well as certain other travel and entertainment costs set forth in the footnotes to the 2011 Summary Compensation Table below. We also covered the costs of parking at our offices for all named executive officers (with the exception of Mr. Pincus), as well as other executives, until September 2011. We believe that all of these limited personal benefits are consistent with the benefits offered to similarly situated executives at other companies.

In addition, in 2011, due to specific threats relating to the personal security of Mr. Pincus and his family, we provided Mr. Pincus with certain security protection. The nature and extent of the security services provided to Mr. Pincus were based on the recommendations set forth in an independent third-party security study. The security services we provide are reviewed periodically to ensure that they provide appropriate levels of safety, security and accessibility for Mr. Pincus and safety and security for his family where appropriate. We believe that these security services are a necessary business-related expense and are not provided to Mr. Pincus with compensatory benefit or intent.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers (other than the chief financial officer) to $1 million per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” including the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our compensation committee is mindful of the benefit to us of the full deductibility of compensation, we have not adopted a policy that requires that all compensation be deductible.

Taxation of “Parachute” Payments and Deferred Compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2011, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement.

Accounting Treatment. The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our stockholders.

Compensation Recovery Policies

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

Compensation Risk Assessment

With the oversight of the compensation committee, management worked with Compensia in 2011 to perform an assessment of our compensation programs and policies as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The assessment focused on programs with variability of payout, the ability of participants to directly affect payout and the controls over participant action and payout, potential concerns regarding risk-taking behavior and specific risk mitigation features. Management’s assessment was presented to and discussed with the compensation committee. The compensation committee considered the findings of the assessment conducted as described above and concluded that our compensation policies and practices, taken as a whole, are not reasonably likely to have a material adverse impact on our business or our financial condition. The following compensation design features help minimize the incentives for excessive risk-taking:

•

our compensation program encourages our employees to remain focused on both our short-term and long-term goals. For example, while our variable cash compensation plans measured performance on a quarterly or an annual basis, our equity awards generally vest over four years, which we believe encourages our employees to focus on our long-term performance;

•	we have internal controls over our financial accounting and reporting;

•	we have a strong use of equity compensation, ensuring that our compensation program does not over emphasize short-term performance at the expense of long-term value creation;

•	final executive bonus awards are approved by the compensation committee; and

•	we prohibit all hedging transactions involving our common stock which prevents our employees from insulating themselves from the effects of our stock price performance.

2011 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, our former Chief Business Officer (who continues to serve as a member of our board of directors) and our other three most highly compensated executive officers during 2011. We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Mark Pincus	2011	300,000	3,750	—		—	1,374,764	(4)	1,678,514
Chief Executive Officer, Chief Product Officer and Chairman	2010	301,154	135,000	—		—	84,085		520,239

Owen Van Natta(5)	2011	175,769	—	3,987,712		—	15,446	(7)	4,178,927
Former Executive Vice President and Chief Business Officer	2010	76,923	48,077	—	(6)	28,595,363	100,625		28,820,988

David M. Wehner	2011	225,000	370,313	6,980,000		—	480		7,575,793
Chief Financial Officer	2010	95,192	1,812,740	—	(6)	—	625		1,908,557

Jeff Karp(8)	2011	130,769	1,150,000	17,200,000		—	371		18,481,140
Chief Marketing and Revenue Officer

Reginald D. Davis	2011	209,183	113,750	2,792,000		—	664		3,115,597
Senior Vice President, General Counsel and Secretary	2010	200,769	615,000	—	(6)	—	9,555		825,324

John Schappert(9)	2011	200,000	10,075,000	32,242,114		—	243,869	(10)	42,760,983
Chief Operating Officer

(1)	In accordance with SEC rules, this column reflects the grant date fair value of ZSUs, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. For a discussion of the valuation of these awards, see Notes to Consolidated Financial Statements at Note 9, “Stockholders’ Equity.” These amounts do not reflect the actual economic value that will be realized by our named executive officers upon the vesting of the stock awards or the sale of the common stock underlying such awards.
(2)	In accordance with SEC rules, this column represents the grant date fair value of stock options, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. For additional information on the valuation assumptions, see Notes to Consolidated Financial Statements at Note 9, “Stockholders’ Equity.” These amounts do not reflect the actual economic value that will be realized by our named executive officers upon the vesting of the stock options, the exercise of stock options, or the sale of the common stock underlying such stock options.
(3)	Includes payments for life insurance premiums for each named executive officer.
(4)	Includes payments made in connection with security provided to Mr. Pincus and his family in 2011. This amount reflects the cost to the Company for business and travel related security protection, as well as costs associated with the purchase, installation and maintenance of home security systems in the amount of $1,169,896, and legal and temporary housing costs incurred in connection with specific security threats. We believe these costs are appropriate business expenses.
(5)	Mr. Van Natta joined us on August 16, 2010 and resigned as one of our executive officers on November 16, 2011. Mr. Van Natta continues to serve as a member of our board of directors.

(6)	Prior to our initial public offering, our ZSUs were subject to a liquidity event-based vesting component. As of the grant date and December 31, 2010, the liquidity event was considered not “probable” of occurring. As a result, the grant date fair value of the ZSUs, for purposes of this table, was $0. Assuming that the liquidity event had been deemed probable as of the grant date, the grant date fair value of the awards would have been $14,478,750 for Mr. Van Natta, $16,087,500 for Mr. Wehner and $3,946,804 for Mr. Davis.
(7)	Includes payments for tickets to a sporting event, personal legal fees, tickets to a concert and the cost of parking at our offices paid by us.
(8)	Mr. Karp joined us on July 25, 2011.
(9)	Mr. Schappert joined us on May 2, 2011. In addition to the compensation listed in the table above, in connection with the commencement of Mr. Schappert’s employment, we granted him Zynga Cash Units (ZCUs) for up to $10,000,000, vesting in eight equal installments beginning June 15, 2012 and every three months thereafter through March 15, 2014, subject to his continued employment. None of these ZCUs vested in 2011.
(10)	Includes the payment of $129,434 for documented legal expenses paid by us in connection with hiring Mr. Schappert, plus a gross-up for taxes owed with respect to the income attributable to Mr. Schappert in the amount of $113,315. Also includes the cost of parking at our offices paid by us.

Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to the named executive officers during the year ended December 31, 2011. The equity awards granted during the year ended December 31, 2011 identified in the table below are also reported in “Outstanding Equity Awards as of December 31, 2011.” For additional information regarding incentive plan awards, see the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Name	Grant Date	Stock Awards: Number of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(1)
Mark Pincus	—	—	—
Owen Van Natta	6/6/2011	233,336	3,987,712
David M. Wehner	3/30/2011	500,000	6,980,000
Jeff Karp	8/18/2011	1,000,000	17,200,000
Reginald D. Davis	3/30/2011	200,000	2,792,000
John Schappert	5/18/2011	1,432,665	20,000,000
	6/6/2011	716,332	12,242,114

(1)	In accordance with SEC rules, this column reflects the grant date fair value of ZSUs, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. For a discussion of the valuation of these awards, see Notes to Consolidated Financial Statements at Note 9, “Stockholders’ Equity.” These amounts do not reflect the actual economic value that will be realized by our named executive officers upon the vesting of the stock awards or the sale of the common stock underlying such awards.

Outstanding Equity Awards as of December 31, 2011

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Mark Pincus	800,000	(2)	—	0.12815	11/19/2018	—		—
	6,400,000	(3)	—	0.17065	4/30/2019	—		—

Owen Van Natta	2,109,375		—	6.435	11/16/14	—		—
						750,000	(4)	7,057,500

David M. Wehner	—		—			1,718,750	(5)	16,173,438
						500,000	(6)	4,705,000

Jeff Karp	—		—			1,000,000	(7)	9,410,000

Reginald D. Davis	1,178,436	(8)		0.17065	5/13/2019	—		—
						13,332	(9)	125,454
	—		—			22,500	(10)	211,725
	—		—			358,333	(11)	3,371,914
						200,000	(12)	1,882,000

John Schappert	—		—			1,432,665	(13)	13,481,378
	—		—			716,332	(14)	6,740,684

(1)	Represents the market value of the shares underlying the ZSUs as of December 31, 2011, based on the closing price of our Class A common stock, as reported on the NASDAQ Global Select Market, of $9.41 per share on December 31, 2011. This value assumes that the fair market value of the Class B common stock underlying the ZSUs, which is not listed or approved for trading on or with any securities exchange or association, is equal to the fair market value of our Class A common stock. The Class B common stock is convertible into shares of Class A common stock at any time at the option of the holder on a 1-for-1 basis.
(2)

Consists of two option grants, each of which vests as to  1/48th of the total shares subject to such option grant, per month, starting November 19, 2008, subject to continued service to us through each vesting date. Of the shares underlying these grants, 616,667 shares were vested as of December 31, 2011. These options are early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(3)

 1/48th of the total shares subject to this option grant vest monthly starting April 30, 2009, subject to continued service to us through each vesting date. Of the shares underlying this option, 4,266,667 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(4)

The service-based vesting condition was satisfied as to  1/12th of the total shares underlying the ZSUs on February 16, 2012 and, as to the remaining shares, in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(5)

The service-based vesting condition was satisfied as to  1/4th of the total shares underlying the ZSUs on August 2, 2011 and, as to the remaining shares, in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(6)

The service-based vesting condition will be satisfied as to  1/4th of the total shares underlying the ZSUs on March 30, 2012. The remaining shares vest in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(7)

The service-based vesting condition will be satisfied as to  1/4th of the total shares underlying the ZSUs on July 25, 2012. The remaining shares vest in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(8)

Consists of two option grants, each of which vests as to  1/48th of the total number of shares subject to such option grant, per month, subject to continued service to us through each vesting date. Of the shares underlying these grants, 470,102 shares were vested as of December 31, 2011. These options are early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(9)

The service-based vesting condition was satisfied as to  1/4th of the total shares underlying the ZSUs vested on October 1, 2010. The remaining shares vest, in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(10)

The service-based vesting condition was satisfied as to  1/4th of the total shares underlying the ZSUs vested on January 15, 2011. The remaining shares vest, in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(11)

The service-based vesting condition was satisfied as to  1/4th of the total shares underlying the ZSUs on April 15, 2011. The remaining shares vest, in equal quarterly installments over the following 3 years, subject to continued service to us through each vesting date. Upon the closing of our initial public offering, the liquidity based vesting condition was satisfied as to the ZSUs.

(12)	1/2 of the total shares underlying the ZSUs will vest on March 30, 2014. The remaining shares vest on March 30, 2015.
(13)

 1/3rd of the total shares underlying the ZSUs will vest on March 15, 2013. The remaining shares vest, in equal quarterly installments over the following 2 years, subject to continued service to us through each vesting date.

(14)	All of the total shares underlying the ZSUs will vest on March 15, 2012.

Stock Option Exercises and Stock Vested During 2011

The following table shows information regarding options that were exercised and ZSUs that vested with respect to our named executive officers during the year ended December 31, 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)(3)
Mark Pincus	—	—	—	—
Owen Van Natta	—	—	936,461	9,364,610
David M. Wehner	—	—	781,250	7,812,500
Jeff Karp	—	—	—	—
Reginald D. Davis	200,000	1,815,870	245,835	2,458,350
John Schappert	—	—	—	—

(1)	These values assume that the fair market value of the Class B common stock underlying the ZSUs and options, which is not listed or approved for trading on or with any securities exchange or association, is equal to the fair market value of our Class A common stock. The Class B common stock is convertible into shares of Class A common stock at any time at the option of the holder on a 1-for-1 basis.

(2)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the fair value of our Class B common stock, assumed to be equal to our Class A common stock as described in (1) above, on the date of exercise, as calculated using a per share value of $9.25, which was the midpoint of the offering price range of our initial public offering (y) less the aggregate exercise price of the option, as calculated using a per share exercise price of $0.17065.
(3)	The aggregate dollar amount realized upon vesting of the ZSUs is based on the offering price of our Class A common stock at the initial public offering of $10.00 per share on December 16, 2011, which is the date on which the liquidity vesting component of the ZSUs was met and the shares listed in the table vested.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

The following table sets forth quantitative estimates of the benefits that our named executive officers would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2011, the last business day of our most recently completed fiscal year.

Name and Principal Position	Voluntary Termination for Good Reason or Involuntary Termination without Cause after a Change in Control								Voluntary Termination for Good Reason or Involuntary Termination without Cause other than after a Change in Control								Equity Acceleration upon Change in Control (Employment Continues) (2)
	Salary Continuation		Bonus Continuation		Continued Benefits		Equity Acceleration (1)		Salary Continuation		Bonus Continuation		Continued Benefits		Equity Acceleration
Mark Pincus	$—		$—		$—		$21,412,280		$—		$—		$—		$—		$16,484,629
Owen Van Natta	—		—		—		7,057,500	(3)	—		—		—		7,057,500	(3)	7,057,500	(3)
David Wehner	112,500	(4)	—		7,537	(5)	18,525,938	(6)	112,500	(4)	—		7,537	(5)	5,219,609	(7)	7,057,500
Jeff Karp	150,000	(8)	150,000	(9)	7,585	(10)	4,705,000		150,000	(8)	150,000	(9)	7,585	(10)	—		2,352,500
Reginald Davis	—		—		—		10,496,736		—		—		—		—		6,595,775
John Schappert	300,000	(11)	5,000,000	(12)	—		—		300,000	(11)	5,000,000	(12)	—		—		—

(1)	Unless otherwise noted, represents acceleration of 50% of the total number of shares underlying stock options or restricted stock units subject to acceleration for each participant in our Change in Control Plan as of December 31, 2011.
(2)	Unless otherwise noted, represents acceleration of 25% of the total number of shares underlying stock options or restricted stock units subject to acceleration for each participant in our Change in Control Plan as of December 31, 2011.
(3)	Represents full acceleration of Mr. Van Natta’s outstanding ZSU award in the event of a change in control or in the event that he is not re-nominated or not re-elected to the Company’s Board of Directors prior to November 16, 2014. Mr. Van Natta’s outstanding ZSU award represents compensation to him as a member of the board of directors and not as compensation for his prior services to us as an executive officer.
(4)	Represents six months of Mr. Wehner’s base salary as of December 31, 2011, payable in a lump sum amount following an involuntary termination without cause.
(5)	Represents the full amount of premiums for continued coverage under our group health plans for Mr. Wehner and his eligible dependents for six months following an involuntary termination without cause, provided he timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA.
(6)	Represents the value of acceleration of vesting of 100% of the unvested portion of Mr. Wehner’s September 17, 2010 ZSU grant and acceleration of vesting of 50% of the total number of shares underlying his March 30, 2011 ZSU grant.
(7)	Represents acceleration of 25% of the then unvested portion of each of Mr. Wehner’s ZSU grants.
(8)	Represents six months of Mr. Karp’s base salary as of December 31, 2011, payable in a lump sum amount following an involuntary termination without cause.
(9)	Represents six months of Mr. Karp’s unpaid guaranteed bonus, payable in a lump sum following an involuntary termination without cause.

(10)	Represents the full amount of premiums for continued coverage under our group health plans for Mr. Karp and his eligible dependents for six months following an involuntary termination without cause, provided he timely elects continued coverage under COBRA.
(11)	Represents 100% of Mr. Schappert’s annual base salary as of December 31, 2011, payable in a lump sum amount following an involuntary termination without cause or his resignation for any reason.
(12)	Represents the acceleration of 50% of Mr. Schappert’s ZCU award following an involuntary termination without cause. As of December 31, 2011, if Mr. Schappert voluntarily terminated his employment for any reason, he would not be entitled to any acceleration on his ZCU award.

Offer Letter Agreements

Mark Pincus

We entered into an amended and restated offer letter agreement with Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman, dated November 16, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Pincus’ annual base salary as of December 31, 2011 was $300,000. Mr. Pincus has no rights to severance other than as an eligible participant in our Change in Control Severance Benefit Plan and limited accelerated vesting in the event of an involuntary termination following a change in control under his April 2009 option grant.

Owen Van Natta

We entered into a transition letter agreement with Owen Van Natta in connection with his resignation from employment as our Executive Vice President and Chief Business Officer on November 16, 2011. In connection with his employment, he was granted an option covering 6,750,000 shares of our Class B common stock at an exercise price of $6.435 per share. In addition, in connection with Mr. Van Natta’s commencement of employment and his service on our board of directors, he was granted 2,250,000 ZSUs. In connection with his resignation as an employee and his continued service as a member of our board of directors, Mr. Van Natta ceased to be eligible to vest in 796,875 of these ZSUs and remains eligible to continue vesting in 750,000 of these ZSUs. Mr. Van Natta is eligible for accelerated vesting of these 750,000 ZSUs as to the time-based vesting component upon a change in control while he is serving on the board or his failure to be re-nominated or re-elected to the board. As of his resignation date, Mr. Van Natta had vested in 2,109,375 shares subject to the option, and he has no further rights to vest in that option award. As part of the transition agreement, Mr. Van Natta may exercise his vested option for up to three years following the date of his resignation as an executive officer.

David Wehner

We entered into an amended and restated offer letter agreement with David Wehner, our Chief Financial Officer, dated October 25, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Wehner’s annual base salary as of December 31, 2011 was $225,000. In connection with Mr. Wehner’s commencement of employment, he was initially granted 2,500,000 ZSUs. The offer letter provides that, in the event Mr. Wehner is terminated without cause (and other than a result of death or disability), we will continue his base salary for six months, pay the premiums for continued health benefits for up to six months and accelerate the time-based vesting on 25% of his then-unvested equity awards, subject to signing a release of claims. Mr. Wehner is also an eligible participant in our Change in Control Severance Benefit Plan.

Jeff Karp

We entered into an amended and restated offer letter agreement with Jeff Karp, our Chief Marketing and Revenue Officer, on October 21, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Karp’s annual base salary as of December 31, 2011 was $300,000, and he is entitled to a guaranteed bonus equal to 100% of his then current salary for the first two years of employment (ending with the quarter ended June 30, 2013). In connection with Mr. Karp’s commencement of employment, he was initially granted

1,000,000 ZSUs and received a signing bonus of $1,000,000. The offer letter provides that, in the event Mr. Karp is terminated without cause (and other than as a result of death or disability), we will continue his base salary for six months, pay any remaining guaranteed bonus, and pay the premiums for continued health benefits for up to six months, subject to signing a release of claims. Mr. Karp is also an eligible participant in our Change in Control Severance Benefit Plan.

Reginald D. Davis

We entered into an amended and restated offer letter agreement with Reginald D. Davis, our Senior Vice President, General Counsel and Secretary, on October 24, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Davis’s annual base salary as of December 31, 2011 was $225,000. In connection with Mr. Davis’s commencement of employment, he was initially granted an option to purchase up to 2,000,000 shares of our Class B common stock at an exercise price of $0.17065 per share. Mr. Davis is an eligible participant in our Change in Control Severance Benefit Plan and is eligible for limited accelerated vesting of his May 2009 option grant in connection with a change of control or an involuntary termination of employment within a year thereafter.

John Schappert

We entered into an amended and restated offer letter agreement with John Schappert, our Chief Operating Officer, on July 22, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Schappert’s annual base salary as of December 31, 2011 was $300,000. In connection with Mr. Schappert’s commencement of employment, he was initially granted two ZSUs, one for 1,432,665 shares of our Class B common stock and the other for 716,332 shares of our Class B common stock and received a signing bonus of $10,000,000. Mr. Schappert was also granted Zynga Cash Units (ZCUs), enabling him to vest in $10,000,000 in eight equal installments beginning June 15, 2012 and every three months thereafter through March 15, 2014, subject to his continued employment. The offer letter provides that, in the event Mr. Schappert is terminated without cause (and other than as a result of death or disability) prior to March 15, 2013, or he terminates his employment for any reason after March 15, 2013, but prior to March 15, 2015, we will be entitled to receive an amount equal to his annual base salary and will immediately vest with respect to the portion of the ZCUs that would have vested from the date of separation through March 15, 2013.

Employee Benefit and Stock Plans

2011 Equity Incentive Plan

Our board approved our 2011 Equity Incentive Plan, or our 2011 Plan, in October 2011 and our stockholders approved our 2011 Plan in November 2011. Our 2011 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, or ZSUs, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2011 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares. The maximum number of shares of our Class A common stock that may be issued under our 2011 Plan as of January 31, 2012 was 85,290,147 shares, plus, subject to certain limitations, any shares subject to stock options, ZSUs or other stock awards granted under our 2007 Plan that expire or otherwise terminate without having been exercised in full and shares issued or issuable pursuant to stock awards granted under our 2007 Plan that are forfeited to, tendered to pay taxes or the exercise price, or repurchased by us. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2011 Plan will automatically increase on January 1 of each year, beginning on January 1, 2012 and continuing through and including January 1, 2021, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or such lesser number of shares as determined by our board of directors.

Shares subject to stock awards granted under our 2011 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2011 Plan. Additionally, shares issued pursuant to stock awards under our 2011 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2011 Plan.

Plan Administration. Our board of directors, or a duly authorized committee thereof, will administer our 2011 Plan. Our board of directors has delegated its authority to administer our 2011 Plan to our compensation committee pursuant to the terms set forth in the compensation committee’s charter. In addition, our board of directors has delegated to our executive compensation Committee the authority to oversee compensation to any of our service providers, including our officers and directors, whose compensation is or is reasonably likely to become, subject to the provisions of Section 162(m) of the Code, Rule 16b-3 of the Exchange Act or any other independence standard established by other applicable laws or the rules of governing bodies to which we are subject, including compensation received pursuant to the 2011 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive certain stock awards, and (ii) determine the number of shares of our Class A common stock to be subject to such stock awards. Subject to the terms of our 2011 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under our 2011 Plan.

Corporate Transactions. Our 2011 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2011 Plan, each outstanding award will be treated as the administrator determines. The administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (iii) accelerate the vesting of the stock award and provide for its termination prior to the transaction and arrange for the lapse of any reacquisition or repurchase rights held by us; or (iv) cancel the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2011 Plan, provided that such action does not impair the existing rights of any participant.

2011 Employee Stock Purchase Plan

Our board approved our 2011 Employee Stock Purchase Plan, or our 2011 ESPP in September 2011 and our stockholders approved our 2011 ESPP in November 2011.

The maximum number of shares of our Class A common stock that may be issued under our 2011 ESPP as of January 31, 2012 was 22,931,852 shares. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2011 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2012 and continuing through and including January 1, 2021, by the lesser of (i) 2% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, (ii) 25,000,000 shares of our Class A common stock, or (iii) such lesser number of shares of Class A common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2011 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2011 ESPP.

Our board of directors, or a duly authorized committee thereof, will administer our 2011 ESPP. Our board of directors has delegated its authority to administer our 2011 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Employees, including executive officers, of ours or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2011 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, of less than two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2011 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock, or (ii) holds rights to purchase stock under our 2011 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2011 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2011 ESPP.

Our 2011 ESPP permits participants to purchase shares of our Class A common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

A participant may not transfer purchase rights under our 2011 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2011 ESPP.

In the event of certain specified significant corporate transactions, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Our board of directors has the authority to amend, suspend or terminate our 2011 ESPP, at any time and for any reason. Our 2011 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2011 ESPP.

Executive Change in Control Severance Benefit Plan

Our compensation committee approved our Change in Control Severance Benefit Plan, or our Change in Control Plan. Each of our employees at the level of vice president or above, including our executive officers, is eligible to participate in the Change in Control Plan. Upon a change in control (as defined in our 2011 Equity Incentive Plan), each then-current participant (including a participant who, within 30 days before a change in control, suffers an involuntary termination without cause or a resignation for good reason) will receive, in exchange for a release of claims, accelerated vesting of 25% of the total number of shares subject to each equity award held by such participant. Additionally, for participants who are at the level of senior vice president or above, including our executive officers, if such participant suffers an involuntary termination without cause or a resignation for good reason within 30 days before or 18 months following a change in control, he or she will receive, in exchange for a release of claims, accelerated vesting of an additional 25% of the total number of shares subject to each equity award held by such participant. These benefits are subject to a “best after tax”

provision in the case the benefits would trigger excise tax penalties and loss of deductibility under IRS Code Sections 280G and 4999. If a participant has other accelerated vesting benefits in another agreement with the company, he or she will not receive double benefits.

2007 Equity Incentive Plan, as amended

Our board of directors adopted, and our stockholders approved, our 2007 Equity Incentive Plan, or our 2007 Plan, in November 2007. Our 2007 Plan was amended most recently in March 2011. As of the date of our initial public offering, no further stock awards could be granted under our 2007 Plan. All outstanding stock awards granted under the 2007 Plan continue to be governed by their existing terms.

As of December 31, 2011, 153,150,038 shares of Class B common stock have been issued upon the exercise of options or pursuant to stock awards granted under our 2007 Plan, options to purchase 102,313,602 shares of Class B common stock were outstanding at a weighted-average exercise price $0.69 per share, restricted stock units covering 79,818,251 shares of Class B common stock were outstanding at a weighted-average grant date fair value of $11.24 per share, and no shares remained available for future grant under our 2007 Plan.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2007 Plan and the awards granted under it. Our board of directors has delegated its authority to administer our 2007 Plan to our compensation committee under the terms of the compensation committee’s charter. Following this offering, no further stock awards will be granted under our 2007 Plan and all outstanding stock awards will continue to be governed by their existing terms. The administrator has the authority to modify outstanding stock awards under our 2007 Plan.

In the event that there is a significant corporate transaction, such as a dissolution or liquidation of our company, or a merger or a change in control, the successor corporation may assume, convert, replace or substitute equivalent stock awards for the outstanding stock awards granted under our 2007 Plan and may issue substantially similar shares or other property in place of shares of our Class B common stock outstanding under our 2007 Plan, subject to repurchase rights and provisions no less favorable to the participant than those that applied to the shares immediately prior to the transaction. If the successor elects not to assume, convert, replace or substitute stock awards in connection with a corporate transaction, the stock awards will expire upon consummation of the corporate transaction on the conditions determined by the administrator.

We have filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our 2011 Plan, 2011 ESPP and 2007 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, the following is a description of transactions since January 1, 2009 to which we were a participant or will be a participant to, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales of Securities

The following table summarizes purchases of shares of our preferred stock by our executive officers, directors and holders of more than 5% of our common stock from us since January 1, 2009.

Name of Stockholder	Series B-1	Series C
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	—	1,782,010
Institutional Venture Partners XII, L.P.	210,700	—
Original Price per Share	$4.746075	$14.029115
Dates of Issuance	November 2009	February 2011

(1)	Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee.” Includes the purchase of 1,678,119 shares of Series C preferred stock by KPCB Digital Growth Fund and the purchase of 103,891 shares of Series C preferred stock by KPCB Digital Growth Founders Fund in February 2011. William “Bing” Gordon, a partner at Kleiner Perkins Caufield & Byers, is a member of our board of directors.

Issuance of Common Stock Warrants

In July 2008, we issued a warrant to purchase 18,160,000 shares of our Class B common stock at an exercise price of $0.00625 per share to KPCB Holdings, Inc., an affiliate of Kleiner Perkins Caufield & Byers. The allocation of shares under the warrant is 16,936,016 shares to KPCB XIII, LLC and 1,223,984 shares beneficially owned by individuals and entities affiliated with KPCB XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. This warrant was exercised in full in December 2011. In December 2010, our board of directors approved the issuance of a warrant to purchase 1,000,000 shares of our Class B common stock at an exercise price of $0.05 per share to KPCB LLC, in connection with consulting services to be provided by representatives of KPCB Holdings, Inc. The warrant was issued and exercised and the shares transferred to KPCB XIII, LLC in June 2011. Mr. Gordon has a pecuniary interest in the shares of Class B common stock held by KPCB XIII, LLC.

In July 2009, we issued a warrant to purchase 694,848 shares of our Class B common stock at an exercise price of $0.50375 per share to Allen & Company LLC, one of the underwriters in this offering. David M. Wehner, formerly a managing director at Allen & Company LLC, is our Chief Financial Officer, and has a pecuniary interest in the warrant equal to 15% of the value of the warrant.

Repurchases of Securities

The following table summarizes shares of our capital stock we repurchased from our current and former executive officers and holders of more than 5% of our common stock since January 1, 2009.

	Shares Repurchased	Total Purchase Price	Date of Repurchase
Executive Officers:
Mark Pincus	7,840,836 Class B Common	$109,458,070	March 2011
Michael Verdu	466,094 Class B Common	2,999,997	January 2011
Cadir Lee	466,094 Class B Common	2,999,997	January 2011

5% Stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers	427,682 Class B Common	5,970,440	March 2011
Institutional Venture Partners XII, L.P.	210,700 Series B-1 Preferred	2,941,372	March 2011
	1,395,784 Class B Common	19,485,145	March 2011
Entities Affiliated with Union Square Ventures(1)	4,000,000 Series A Preferred	25,745,860	January 2011
	1,438,602 Series A Preferred	20,082,883	March 2011
Foundry Venture Capital 2007, L.P.(2)	1,617,434 Series A Preferred	22,579,378	March 2011
Avalon Ventures VIII, LP	1,496,886 Series A-1 Preferred	20,896,528	March 2011

(1)	Affiliates of Union Square Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Union Square Ventures 2004, L.P. and Union Square Principals 2004, LLC.
(2)	Brad Feld, a managing director at Foundry Group, was a member of our board of directors from November 2007 to November 2011.

Sales of Securities by our Executive Officers and Employees

From our inception in October 2007 to date, Mr. Pincus, our Chief Executive Officer, Chief Product Officer and the Chairman of our Board of Directors, has purchased an aggregate of 149,197,328 shares of our common stock. To date, Mr. Pincus has sold an aggregate of 43,629,310 shares of our common stock at prices ranging from $0.42 to $13.96. In addition to sales by Mr. Pincus, our other current and former executive officers and employees have sold an aggregate of 51,192,501 shares of our capital stock at prices ranging from $0.25 to $17.09 per share, including, 6,717,161 shares we repurchased from our other executive officers and employees. These sales include two tender offers in 2010 by third parties in which 383 employees were eligible to participate and 298 employees decided to participate and sell shares.

Investors’ Rights Agreement

On February 18, 2011, we entered into a Fifth Amended and Restated Investors’ Rights Agreement with Mr. Pincus and the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2011, the holders of 363,241,145 shares of our common stock are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Offer Letter Agreements

We have entered into offer letter agreements with our executive officers. For more information regarding certain of these agreements, see the section titled “Executive Compensation—Compensation Discussion and Analysis—Offer Letter Agreements.”

Loan to Officer

In April 2010, we loaned $800,000 to Michael Verdu, as an employee retention incentive, pursuant to a promissory note, dated April 16, 2010, as amended and restated on December 20, 2010. This promissory note bears interest at the rate of 3.61% per annum, and the note has a maturity date of April 15, 2014. As of December 31, 2011, the aggregate outstanding principal amount of the loan was $800,000, which was the largest aggregate amount of principal outstanding during the term of the loan. The principal amount of the loan (plus interest) is scheduled to be forgiven in four equal installments of $200,000 over four years beginning in April 2011, so long as Mr. Verdu continues to provide services through such forgiveness date. In April 2011, we forgave $200,000 in principal and $7,220 in interest. No payments of principal or interest have been made to date. As of December 31, 2011, the principal amount outstanding on this promissory note was $600,000. Michael Verdu was previously our Co-President of Games and served as an executive officer during the year ended December 31, 2010 and until the hiring of Mr. Schappert in May 2011. At such time, Mr. Verdu ceased to be an executive officer but remains a member of our management team. In June 2011, Mr. Verdu was appointed our Chief Creative Officer and reports to Mr. Schappert in such role.

Other Transactions

We have granted stock options and ZSUs to our executive officers and certain of our directors. For a description of these options, see the section titled “Executive Compensation—Grants of Plan-Based Awards Table” and “—Management—Non-Employee Director Compensation.”

We have entered into change of control arrangements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see the section titled “Executive Compensation—Change of Control Arrangements.”

In October 2010, we made a capital subscription in the amount of $500,000 to KPCB sFund, LLC, a Delaware limited liability company, whose focus is on venture-backed investments in social networking companies. Through January 31, 2012, we have contributed an aggregate of $325,000 of our commitment to the fund. Certain of our executive officers also made capital subscriptions to KPCB funds, including funds holding our shares of common stock. The managing member of KPCB sFund, LLC is KPCB sFund Associates, LLC, an affiliate of Kleiner Perkins Caufield & Byers. William “Bing” Gordon, a partner of Kleiner Perkins Caufield & Byers, is a member of our board of directors. Each of these related party transactions was reviewed and approved by our board of directors or an appropriate committee thereof.

We entered into a Consulting Services Agreement with Luminor Group LLC dated April 12, 2010, pursuant to which we paid a total of $100,000 for certain business strategy consulting services. Owen Van Natta, a general partner of Luminor Group LLC, is a member of our board of directors and former Chief Business Officer. In connection with the consulting services, we also issued 233,336 ZSUs to Mr. Van Natta.

We have entered into a Consulting Services Agreement, dated May 10, 2010, with Laura Pincus Hartman, the sister of Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman, whereby we have agreed to pay $5,000 per month to Professor Hartman for consulting services provided to Zynga.org. Prof. Hartman is the Vincent de Paul Professor of Business Ethics at DePaul University (Chicago) and Special Assistant to its President for Haiti Initiatives. Her leadership role with Zynga.org has included the identification and facilitation of our relationships with external Zynga.org partners, due diligence and audit efforts with regard to our social contributions, as well as the coordination of Zynga.org launches and ongoing campaigns, in collaboration with our game studios and our public relations department. Prof. Hartman has also worked with us in furthering the development of the strategy and mission of Zynga.org and in engaging in the ongoing search for a new director. With her assistance, Zynga.org has generated more than $10 million from player contributions, both through in-game and across-platform promotions, through more than two dozen campaigns serving both global and domestic recipient organizations.

We lease office space owned by Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman. We paid Mr. Pincus approximately $500,000, approximately $400,000 and approximately $474,000 during 2009, 2010 and 2011, respectively, in connection with this lease. The current rent under the lease is approximately $39,000 per month. Additionally, we reimbursed Mr. Pincus for aggregate fees of approximately $25,000, approximately $120,000 and approximately $242,670 in 2009, 2010 and 2011, respectively, in connection with an aircraft owned by Mr. Pincus that was used for business travel. In addition, for 2012 we will pay Mr. Pincus $3,000 per flight hour for use of the aircraft. Additionally, we paid an aggregate amount of $596,203 in 2011 to a company owned by Mr. Pincus which helps facilitate his security.

Through December 31, 2011, we had entered into various agreements with LinkedIn Corporation whereby we purchase certain recruiting solutions and services in connection with our talent acquisition needs. The total value of these agreements is $411,191 and we paid LinkedIn approximately $289,930 in 2011 under these agreements. Reid Hoffman, one of our directors, is the Chairman and Founder of LinkedIn and Stan Meresman, one of our directors, is a member of the board of directors of LinkedIn.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation of Liability and Indemnification.”

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

We have adopted a policy regarding related person transactions between us and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $100,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval, to the extent required by SEC regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of January 31, 2012, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock, Class B common stock or Class C common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our current executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of January 31, 2012. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A common stock, Class B common stock and Class C common stock shown that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 121,703,195 shares of our Class A common stock, 583,538,335 shares of our Class B common stock and 20,517,472 shares of our Class C common stock outstanding as of January 31, 2012. We have based our calculation of the percentage of beneficial ownership after this offering on 164,672,348 shares of our Class A common stock, 540,569,182 shares of our Class B common stock and 20,517,472 shares of our Class C common stock outstanding immediately after the closing of this offering (assuming the sale of 42,969,153 shares of our Class A common stock by or on behalf of the selling stockholders and no exercise of the underwriters’ option to purchase additional shares from certain of the selling stockholders, none of which are executive officers or directors).

Common stock subject to stock options currently exercisable or exercisable within 60 days of January 31, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zynga Inc., 699 Eighth Street, San Francisco, CA 94103.

	Shares Beneficially Owned Prior to this Offering						Total Voting %(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering						Total Voting %(1)
Name of Beneficial Owner	Class A		Class B		Class C				Class A		Class B		Class C
	Shares	%	Shares	%	Shares	%			Shares	%	Shares	%	Shares	%
5% Stockholders:
Mark Pincus and related entities(2)	—	—	91,385,846	15.5	20,517,472	100.0	36.5	16,500,000	—	—	74,085,846	13.5	20,517,472	100.0	35.9
KPCB Holdings, Inc., as Nominee(3)	21,000,000	17.3	44,159,896	7.6	—	—	5.9	—	21,000,000	13.0	44,159,896	8.2	—	—	6.1
Institutional Venture Partners XII, L.P.(4)	—	—	34,326,072	5.9	—	—	4.3	5,835,432	—	—	28,490,640	5.3	—	—	3.7
Entities affiliated with Union Square Ventures(5)	—	—	30,738,892	5.3	—	—	3.8	5,225,612	—	—	25,513,280	4.7	—	—	3.3
Foundry Venture Capital 2007, L.P.(6)	—	—	34,560,060	5.9	—	—	4.3	—	—	—	34,560,060	6.4	—	—	4.5
Avalon Ventures VIII, LP(7)	—	—	34,680,608	5.9	—	—	4.3	—	—	—	34,680,608	6.4	—	—	4.5
Capital Research Global Investors(8)	16,370,856	13.5	4,740,144	*	—	—	*	—	16,370,856	10.1	4,740,144	*	—	—	*
Morgan Stanley Mutual Funds(9)	10,660,001	8.8	5,346,026	*	—	—	*	—	10,660,001	6.6	5,346,026	1.0	—	—	*
JPMorgan Chase & Co.(10)	6,725,991	5.5	—	—	—	—	*	—	6,725,991	4.2	—	—	—	—	*
Named Executive Officers and Directors:
Mark Pincus(2)	—	—	91,385,846	15.5	20,517,472	100.0	36.5	16,500,000	—	—	74,085,846	13.5	20,517,472	100.0	35.9
David M. Wehner(11)	—	—	706,828	*	—	—	*	386,865	—	—	319,963	*	—	—	*
John Schappert(12)	—	—	716,332	*	—	—	—	322,350	—	—	393,982	*	—	—	*
Jeff Karp(13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	*
Reginald D. Davis(14)	—	—	1,545,122	*	—	—	*	314,643	—	—	1,230,479	*	—	—	*
William “Bing” Gordon(15)	21,000,000	17.3	41,241,020	7.1	—	—	5.5	—	21,000,000	13.0	41,241,020	7.6	—	—	5.7
Reid Hoffman(16)	—	—	4,584,176	*	—	—	*	687,626	—	—	3,896,550	*	—	—	*
Jeffrey Katzenberg(17)	—	—	388,410	*	—	—	*	—	—	—	388,410	*	—	—	*
Stanley J. Meresman(18)	—	—	70,000	*	—	—	*	—	—	—	70,000	*	—	—	*
Sunil Paul(19)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	*
Owen Van Natta(20)	—	—	2,680,945	*	—	—	*	505,267	—	—	2,175,678	*	—	—	*
All executive officers and directors as a group (14 persons)(21):	21,000,000	17.3	153,445,708	25.8	20,517,472	100.0	44.5	20,254,631	21,000,000	12.8	132,391,077	24.4	20,517,472	100.0	43.9
Certain Other Selling Stockholders:
Entities affiliated with SilverLake Partners(22)	—	—	23,304,718	4.0	—	—	2.9	3,961,802	—	—	19,342,916	3.6	—	—	2.5
Google, Inc.(23)	—	—	23,304,716	4.0	—	—	2.9	3,961,802	—	—	19,342,914	3.6	—	—	2.5
Zynga.org(24)	—	—	—	—	—	—	—	1,000,000	—	—	—	—	—	—	—
Silicon Valley Community Foundation(25)	—	—	—	—	—	—	—	800,000	—	—	—	—	—	—	—
Gary Leff	—	—	400,120	*	—	—	*	68,020	—	—	332,100	*	—	—	*
All Other Selling Stockholders(26)	—	—	5,511,312	*	—	—	*	1,861,854	—	—	3,649,458	*	—	—	*

*	Represents beneficial ownership of less than one percent (1%) of the applicable class of outstanding common stock.
(1)	Total voting power percentage represents voting power with respect to all shares of our Class A, Class B and Class C common stock. Each holder of Class C common stock entitled to seventy votes per share of Class C common stock, each holder of Class B common stock is entitled to seven votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote.
(2)	Consists of (i) 20,517,472 shares of Class C common stock; (ii) 53,652,912 shares of Class B common stock; (iii) 7,200,000 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of January 31, 2012, 1,866,666 shares of which will be unvested; (iv) 2,767,300 shares of Class B common stock held by or jointly with Alison Pincus; and (v) 27,765,634 shares of Class B common stock held by Ogden Enterprises LLC for which Mr. Pincus holds shared voting and dispositive power. The number of shares of Class B common stock held by Mr. Pincus prior to the offering includes 800,000 shares donated by Mr. Pincus to Silicon Valley Community Foundation in March 2012.
(3)	Includes 16,936,016 shares of Class B common stock beneficially owned by KPCB XIII, LLC and (ii) 1,223,984 shares of Class B common stock beneficially owned by individuals and entities affiliated with KPCB XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities, each of whom exercise their own voting and dispositive control over such shares. In December 2011, KPCB Holdings, Inc., as nominee, converted an aggregate of 21,000,000 shares of Class B common stock beneficially owned by it into an equal number of shares of Class A common stock on behalf of all of the holders and KPCB XIII, LLC. Additionally, the outstanding shares include (i) 41,387,892 shares held by Kleiner Perkins Caufield & Byers XIII, LLC; (ii) 1,678,119 shares held by KPCB Digital Growth Fund, LLC; (iii) 103,891 shares held by KPCB Digital Growth Founders Fund, LLC; (iv) 911,118 shares held directly by Mr. Gordon; and (v) 2,918,876 shares in the aggregate beneficially owned by individuals and entities affiliated with Kleiner, Perkins Caufield Byers XIII, LLC and held for convenience in the name of “KPCB, Holdings Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member of Kleiner Perkins Caufield & Byers XIII, LLC is KPCB XIII Associates, LLC. The managing member for KPCB Digital Growth Fund, LLC and KPCB Digital Growth Founders Fund, LLC is KPCB DGF Associates, LLC. Brook Byers, L. John Doerr, Raymond Lane, Theodore Schlein, William Joy and Mr. Gordon, the managing directors of KPCB DGF Associates, LLC, exercise shared voting and dispositive control over the shares directly held by KPCB Digital Growth Fund, LLC. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, the managing directors of KPCB XIII Associates, LLC, and Mr. Gordon, a member of KPCB XIII Associates, LLC, exercise shared voting and dispositive control over the shares directly held by KPCB XIII LLC. Mr. Gordon, a member of our board of directors, is a member of KPCB XIII Associates and KPCB DGF Associates and may be deemed to share voting and dispositive power with respect to shares held by KPCB XIII, LLC, KPCB Digital Growth Fund, LLC, and KPCB Digital Growth Founders Fund, LLC. The address for KPCB Holdings, Inc., as Nominee, is 2750 Sand Hill Road, Menlo Park, CA 94025.
(4)	Institutional Venture Management XII, LLC (“IVM XII”) serves as the sole General Partner of Institutional Venture Partners XII, L.P. (“IVP XII”), and has sole voting and investment control over the respective shares owned by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII. The address for Institutional Venture Partners XII, L.P. is c/o Institutional Venture Partners, 3000 Sand Hill Road, Bldg. 2, Suite 250, Menlo Park, CA 94025.
(5)	Consists of (i) 30,138,528 shares held of record by Union Square Ventures 2004, LP and (ii) 600,364 shares held of record by Union Square Principals 2004, LLC. Union Square GP 2004, LLC serves as the General Partner of Union Square Ventures 2004, LP and Union Square Principals 2004, LLC, and has sole voting and investment control over the respective shares, and may be deemed to own beneficially the shares. Brad Burnham, Fred Wilson, Albert Wenger and John Buttrick are Partners at Union Square Ventures and share voting and dispositive power over the shares held by Union Square Ventures 2004, LP and Union Square Principals 2004, LLC. The address for Union Square Ventures 2004, LP is c/o Union Square Ventures, 915 Broadway 19th Floor, New York, NY 10010.
(6)	Seth Levine, Ryan McIntyre, Jason Mendelson and Brad Feld, a former member of our board of directors, are Managing Members of Foundry Group, an affiliate of Foundry Venture Capital 2007, L.P., and share voting and dispositive power over the shares. The address for Foundry Venture Capital 2007, L.P. is c/o Foundry Group, 1050 Walnut St # 210, Boulder, CO 80302. Mr. Feld was a member of our board of directors from November 2007 through November 2011.
(7)	Kevin Kinsella, Stephen Tomlin, Richard Levandov, Brady Bohrmann, Doug Downs and Jay Lichter are Managing Directors of Avalon Ventures VIII, LP. and share voting and dispositive power over the shares held by it. The address for Avalon Ventures VIII, LP is c/o Avalon Ventures, 1134 Kline Street, La Jolla, CA. 92037.
(8)	Includes shares of Class B Common Stock purchased prior to our initial public offering by The Growth Fund of America, Inc., a client of Capital Research Global Investors. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(9)	Reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). Does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units. The shares listed for Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley. held The address for Morgan Stanley is 1585 Broadway, New York, NY 10036.
(10)	The address for JPMorgan Chase & Co. is 270 Park Avenue, New York, NY 10017.

(11)	Mr. Wehner holds 2,218,750 ZSUs, of which 281,250 are subject to vesting conditions expected to occur within 60 days of January 31, 2012 and 1,937,500 are subject to vesting conditions not expected to occur within 60 days of January 31, 2012.
(12)	Mr. Schappert holds 2,148,997 ZSUs, of which 716,332 are subject to vesting conditions expected to occur within 60 days of January 31, 2012 and 1,432,665 are subject to vesting conditions not expected to occur within 60 days of January 31, 2012.
(13)	Mr. Karp holds 1,000,000 ZSUs, all of which are subject to vesting conditions not expected to occur within 60 days of January 31, 2012.
(14)	Mr. Davis holds stock options exercisable for 1,178,436 shares of our Class B common stock within 60 days of January 31, 2012, 595,102 of which will be vested and 583,334 of which shall remain subject to vesting conditions and 554,166 ZSUs, none of which are subject to vesting conditions expected to occur within 60 days of January 31, 2012.
(15)	Consists of shares listed in footnote (3) above, including 41,387,892 shares held by Kleiner Perkins Caulfield & Byers XIII, LLC; 1,678,119 shares held by KPCB Digital Growth Fund, LLC; 103,891 shares held by KPCB Digital Growth Founders Fund, LLC, and 911,118 shares held directly by William “Bing” Gordon. However, the shares do not include 2,918,876 shares in the aggregate beneficially owned by individuals and entities affiliated with Kleiner Perkins Caufield & Byers XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member of Kleiner Perkins Caufield & Byers XIII, LLC is KPCB XIII Associates, LLC. The managing member for KPCB Digital Growth Fund, LLC and KPCB Digital Growth Founders Fund, LLC is KPCB DGF Associates, LLC. The voting and dispositive control over these shares is shared by individual managing directors of KPCB XIII Associates, LLC and KPCB DGF Associates, LLC, respectively none of whom has veto power. William “Bing” Gordon, a member of our board of directors, is a member of KPCB XIII Associates, LLC and KPCB DGF Associates, LLC and may be deemed to share voting and dispositive control of these shares. Mr. Gordon disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.
(16)	Mr. Hoffman holds 30,717 ZSUs, all of which are subject to vesting conditions expected to occur within 60 days of January 31, 2012.
(17)	Consists of 388,410 shares held by TLA Investments LLC. Jeffrey Katzenberg, one of our directors, is the President of M&JK Dream Corp., which is the manager of TLA Investments LLC and has indirect voting and dispositive power over the shares. The address for TLA Investments LLC is 11400 W. Olympic Boulevard, #550, Los Angeles, CA 90064.
(18)	All of these shares of Class B common stock are subject to repurchase within 60 days of January 31, 2012.
(19)	Mr. Paul joined our board of directors in November 2011.
(20)	Mr. Van Natta holds stock options exercisable for 2,109,375 shares of our Class B common stock issuable within 60 days of January 31, 2012 and 750,000 ZSUs, of which 62,500 are subject to vesting conditions expected to occur within 60 days of January 31, 2012 and 687,500 are subject to vesting conditions not expected to occur within 60 days of January 31, 2012.
(21)	In addition to the individuals listed above, includes (i) 2,252,467 outstanding shares of Class B common stock; (ii) 7,787,062 shares issuable pursuant to outstanding stock options exercisable within 60 days of January 31, 2012, 1,653,335 shares of which will be unvested and (iii) 200,572 ZSUs, 87,552 of which are subject to vesting conditions expected to occur within 60 days of January 31, 2012. Also includes 1,537,880 shares to be sold by two executive officers.
(22)	Consists of (i) 23,061,074 shares held of record by Silver Lake Partners III, L.P. (“SLP”) and (ii) 243,644 shares held of record by Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLG has sole voting and investment control over the shares directly owned by SLP and SLTI. James Davidson, Glenn Hutchins and David Roux are the managing members of SLG and share voting and dispositive power over the shares held by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.
(23)	Google Inc. (“Google”) is a publicly traded company. The acquisition committee of the board of directors of Google has delegated voting and dispositive power over these shares to the officers of Google, such other persons as may be designated by any one of the officers of Google and certain other employees of Google. Google’s address is 1600 Amphitheatre Parkway, Mountain View, CA 94043.
(24)	Our board of directors approved the issuance of 1,000,000 shares of Class A common stock to Zynga.org in March 2012, all of which are to be sold in this offering. Zynga.org did not hold any shares as of January 31, 2012.
(25)	Silicon Valley Community Foundation is a non-profit organization that holds shares obtained through a gift from Mark Pincus, our Chief Executive Officer and Chairman, in March 2012. Silicon Valley Community Foundation did not hold any shares as of January 31, 2012. The address for Silicon Valley Community Foundation is 2440 West El Camino Real, Suite 300 Mountain View, CA 94040.
(26)	Represents shares held by 7 selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. Of these selling stockholders, 4 are current employees of our company.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for three classes of common stock: Class A common stock, Class B common stock and Class C common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 2,022,517,472 shares, all with a par value of $0.00000625 per share, of which:

•	1,100,000,000 shares are designated Class A common stock;

•	900,000,000 shares are designated Class B common stock;

•	20,517,472 shares are designated Class C common stock; and

•	2,000,000 shares are designated preferred stock.

As of December 31, 2011, we had outstanding 121,381,032 shares of Class A common stock, 579,694,083 shares of Class B common stock and 20,517,472 shares of Class C common stock. As of December 31, 2011, we had 109 holders of record of our Class A common stock, 1,461 holders of record of our Class B common stock and one holder of record of our Class C common stock.

Class A Common Stock, Class B Common Stock and Class C Common Stock

Voting Rights

Holders of our Class A common stock, Class B common stock and Class C common stock have identical voting rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share, holders of Class B common stock are entitled to seven votes per share and holders of Class C common stock are entitled to 70 votes per share. Holders of shares of Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. In addition, our Class B common stock and Class C common stock will vote together as a separate class in the following circumstances:

•	if we propose to alter or change the powers, preferences or other special rights (including voting) of the Class B common stock or Class C common stock;

•

if we propose to reclassify any outstanding shares of our capital stock into shares having rights, preferences or privileges as to dividend rights, liquidation preferences or voting preferences senior to or on parity with the Class B common stock or Class C common stock;

•	if we propose to affect a transaction pursuant to which the Class B common stock or Class C common stock is not treated equally on a per share basis with respect to any consideration; or

•

if we propose to increase or decrease the total number of authorized shares of Class B common stock or Class C common stock other than in connection with a redemption or a proportionate subdivision or combination of all shares of common stock and preferred stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock, Class B common stock and Class C common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Class B common stock and Class C common stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the Company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of Class A common stock, Class B common stock and Class C common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. Upon (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity), the holders of Class A common stock, Class B common stock and Class C common stock will be treated equally and identically with respect to shares of Class A common Stock, Class B common stock or Class C common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of the other classes need not be subdivided or combined in the same manner.

Conversion

Each share of Class B common stock and Class C common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, upon any transfer of shares of either Class B common stock or Class C common stock, whether or not for value, each such transferred share shall automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Our Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of our capital stock.

Once transferred and converted into Class A common stock, the Class B common stock and the Class C common stock may not be reissued.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 2,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock, Class B common stock or Class C common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock, Class B common stock or Class C common stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors’ rights agreement which provides that holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors’ rights agreement was entered into in November 2007 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement was declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire two years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, the earlier of (a) 18 months after the effective date of the registration statement and (b) such time that, in the opinion of counsel, that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

The holders of an aggregate of 363,241,145 shares of our Class B common stock and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning on June 12, 2012, the date that is 180 days after the closing of our initial public offering, the holders of at least 50% of these shares may, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover 25% of such shares then outstanding.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 363,241,145 shares of our Class B common stock, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the offering, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 363,241,145 shares of Class B common stock, and without giving effect to the sale of shares in this offering by the selling stockholders, are entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $6,000,000. We will not be required to effect more than one registration on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for stockholder actions at a duly called meeting of stockholders or, prior to the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our whole board of directors, the chair of our board of directors, our chief executive officer or, prior to the date on which all shares of common stock convert into a single class, the holders of at least 30% of the total voting power of our Class A common stock, Class B common stock and Class C common stock, voting together as a single class. Our amended and restated bylaws establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

As described above in “—Class A Common Stock, Class B Common Stock and Class C Common Stock—Voting Rights,” our amended and restated certificate of incorporation further provide for a three-class common stock structure, which provides Mr. Pincus, our Chief Executive Officer and other stockholders who held our stock prior to our initial public offering, including our other executive officers, directors and affiliates, with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

The foregoing provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the three-class structure of our common stock, are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitation on Liability and Indemnification.”

Exchange Listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “ZNGA.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock, Class B common stock and Class C common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 15, 2012, upon the closing of this offering, 165,902,395 shares of Class A common stock, 544,087,266 shares of Class B common stock and 20,517,472 shares of Class C common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Substantially all of the shares of Class B common stock and Class C common stock outstanding as of March 15, 2012, and the underlying Class A common stock issuable upon conversion thereof, are restricted securities as such term is defined in Rule 144 under the Securities Act or are subject to various lock-up agreements as described in detail below. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

All of our officers and directors and the holders of substantially all of our capital stock have entered into lock-up agreements with us or our underwriters in connection with our initial public offering and/or this offering, in which they agreed not to offer, sell or transfer any shares of our common stock beneficially owned by them for a certain period of time following the date of the applicable offering. These restrictions cannot be waived without the prior consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

Based on the number of shares outstanding as of March 15, 2012, under these various lock-up agreements, subject to volume and other restrictions of Rule 144 or Rule 701, shares will be released and become available for sale in the public market as follows:

•

approximately 115 million shares held by non-executive employees (including outstanding options that are vested and exercisable as of March 15, 2012) at the closing date of this offering, provided, however, that these employees are subject to our insider trading policy, which prohibits trading in our capital stock until the third business day after we release our earnings for the first quarter of 2012, which we currently expect to occur in the last week of April 2012, and as a result expect these shares to first be available for sale on or about April 30, 2012;

•	approximately 325 million shares held by non-employee stockholders that are not participating in this offering on May 29, 2012;

•	approximately 50 million shares held by our directors and executive officers and the selling stockholders in this offering on July 6, 2012; and

•	approximately 150 million shares held by our directors and executive officers and the selling stockholders in this offering on August 16, 2012.

Each of these last three periods are subject to possible extension if:

•

during the 15 days immediately prior to the release date or during the last 17 days of the restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the release date or the 16-day period beginning on the last day of the applicable restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These agreements are described in more detail below under the section titled “Underwriting.”

In addition to the shares listed above that may become eligible for sale during the various lock-up periods, as of March 15, 2012, there was an aggregate of approximately 30 million shares underlying outstanding options, ZSUs and restricted stock grants that may vest and be issued or become exercisable at various times between March 15, 2012 and August 15, 2012.

In addition, in connection with this offering, we have agreed with the underwriters that through and including July 5, 2012, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. may, in their sole discretion, at any time, release us from these restrictions.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1.6 million shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” and will become eligible for sale at the expiration of those agreements.

Registration Rights

Based on the number of shares outstanding as of December 31, 2011, the holders of approximately 363,241,145 shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act, subject to certain restrictions on exercise of such rights in the lock-up agreements described above. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

We have filed a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement became effective immediately upon filing, and shares covered by this registration statement are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “—Gain on Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. Treasury Regulations or the applicable treaty will provide rates to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and certain recently enacted legislation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” in the event we are a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S.

holder’s holding period for our Class A common stock and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will apply to payments to a non-U.S. holder of dividends on or the gross proceeds or a disposition of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Recently Enacted Legislation Affecting Taxation of Our Class A Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Allen & Company LLC

Total	42,969,153

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. In addition, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,445,373 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number of shares listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,445,373 shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us are approximately $950,000.

In connection with our initial public offering, all of our officers and directors and the holders of substantially all of our capital stock entered into lock-up agreements with us, in which they agreed not to offer, sell or transfer any shares of our common stock beneficially owned by them for 165 days following the date of the initial public offering, subject to extension under certain circumstances. We agreed with Morgan Stanley & Co. LLC and Goldman, Sachs & Co. not to waive these lock-up restrictions without their prior consent. These agreements are scheduled to expire on May 28, 2012.

Approximately 115 million shares from these lock-up agreements held by non-executive employees shall be released and available for sale at the closing date of this offering. As employees of Zynga, however, these employees are subject to our employee trading window “blackout” policy, which prohibits sales of our capital stock until the third business day after we release our earnings for the second quarter, which we currently expect to occur in the last week of April 2012.

Our Class A common stock is listed on the NASDAQ Global Select Market under the trading symbol “ZNGA.”

We, and all of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during a certain period after the date of this prospectus as set forth below, subject to certain exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

These provisions apply to us, all of our directors and executive officers and the selling stockholders as follows:

•	We are restricted for a period following the date of the offering through and including July 5, 2012; and

•

Approximately 50 million shares held by our directors and executive officers and the selling stockholders, following the offering, are restricted through and including July 5, 2012, and approximately 150 million shares held by our directors and executive officers and the selling stockholders are restricted through and including August 15, 2012.

Each of these periods are subject to possible extension if:

•

during the 15 days immediately prior to the early release date or during the last 17 days of the restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the early release date or the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates are lenders under our credit facility.

In February 2011, ten mutual funds affiliated with Morgan Stanley & Co. LLC purchased 5,330,560 shares of our Series C preferred stock for an aggregate purchase price of $74,783,040. As part of the transaction, the funds entered into the Fifth Amended and Restated Investors’ Rights Agreement. The shares of Series C preferred stock converted upon the closing of our initial public offering into 5,330,560 shares of Class B common stock. A 401(k) savings plan sponsored by Morgan Stanley & Co. LLC or one of its affiliates permits employees to invest in one of the mutual funds that owns Series C preferred stock. As a result, pursuant to the rules of the Financial Industry Regulatory Authority, at the time of our initial public offering Morgan Stanley & Co. LLC beneficially owned approximately 107,478 shares of our Class B common stock.

Allen & Company LLC, one of the underwriters in the offering, has provided financial advisory services to us in the past for which it has received customary fees, including most recently a $4.65 million placement agency fee in connection with our Series C preferred stock financing in February 2011.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing

Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Cooley LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock offered hereby. The underwriters are being represented by Ropes & Gray LLP, San Francisco, California, in connection with the offering.

EXPERTS

The consolidated financial statements of Zynga Inc. at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of such contract or document elsewhere. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at https://www.zynga.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Zynga Inc.

Index to Consolidated Financial Statements

Years Ended December 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Zynga Inc.

We have audited the accompanying consolidated balance sheets of Zynga Inc. as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in Part II, Item 16.(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zynga Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

February 28, 2012

Zynga Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$187,831	$1,582,343
Marketable securities	550,259	225,165
Accounts receivable, net of allowance of $325 and $163 at December 31, 2010 and 2011, respectively	79,974	135,633
Income tax receivable	36,577	18,583
Deferred tax assets	24,399	23,515
Restricted cash	2,821	3,846
Other current assets	24,353	34,824

Total current assets	906,214	2,023,909
Long-term marketable securities	—	110,098
Goodwill	60,217	91,765
Other intangible assets, net	44,001	32,112
Property and equipment, net	74,959	246,740
Restricted cash	14,301	4,082
Other long-term assets	12,880	7,940

Total assets	$1,112,572	$2,516,646

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$33,431	$44,020
Other current liabilities	78,749	167,271
Deferred revenue	408,470	457,394

Total current liabilities	520,650	668,685
Deferred revenue	56,766	23,251
Deferred tax liabilities	14,123	13,950
Other non-current liabilities	38,818	61,221

Total liabilities	630,357	767,107
Stockholders’ equity:
Convertible preferred stock, $.00000625 par value:
Authorized, 0 and 351,199 at December 31, 2011 and 2010, respectively. Issued and outstanding, 0 and 276,702 shares at December 31, 2011 and 2010, respectively (aggregate liquidation preference of $849,380 at December 31, 2010)	394,026	—
Common stock, $.00000625 par value:
Authorized, 2,020,517 (Class A 1,100,000, Class B 900,000, Class C 20,517) and 965,632 (Class A 0, Class B 945,115, Class C 20,517) shares at December 31, 2011 and 2010, respectively. Issued and Outstanding, 721,592 (Class A 121,381, Class B 579,694, Class C 20,517) and 291,524 (Class A 0, Class B 271,007, Class C 20,517) shares at December 31, 2011 and 2010, respectively;	2	4
Additional paid-in capital	79,335	2,426,164
Treasury stock	(1,484)	(282,897)
Other comprehensive income	114	362
Retained earnings ( accumulated deficit)	10,222	(394,094)

Total stockholders’ equity	482,215	1,749,539

Total liabilities and stockholders’ equity	$1,112,572	$2,516,646

See accompanying notes.

Zynga Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2009	2010	2011
Revenue	$121,467	$597,459	$1,140,100
Costs and expenses:
Cost of revenue	56,707	176,052	330,043
Research and development	51,029	149,519	727,018
Sales and marketing	42,266	114,165	234,199
General and administrative	24,243	32,251	254,456

Total costs and expenses	174,245	471,987	1,545,716
Income (loss) from operations	(52,778)	125,472	(405,616)
Interest income	177	1,222	1,680
Other income (expense), net	(209)	365	(2,206)

Income (loss) before income taxes	(52,810)	127,059	(406,142)
(Provision for) / benefit from income taxes	(12)	(36,464)	1,826

Net income (loss)	$(52,822)	$90,595	$(404,316)

Deemed dividend to a Series B-2 convertible preferred stockholder	—	4,590	—
Net income attributable to participating securities	—	58,110	—

Net income (loss) attributable to common stockholders	$(52,822)	$27,895	$(404,316)

Net income (loss) per share attributable to common stockholders

Basic	$(0.31)	$0.12	$(1.40)

Diluted	$(0.31)	$0.11	$(1.40)

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders:
Basic	171,751	223,881	288,599

Diluted	171,751	329,256	288,599

See accompanying notes.

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	198,999	$33,506	276,045	$2	$2,443	$5	$(22,961)	$12,995
Issuance of restricted stock in connection with business acquisition	—	—	2,526	—	30	—	—	30
Exercise of stock options	—	—	6,319	—	3	—	—	3
Repurchase of unvested early exercised stock options	—	—	(7,192)	—	—	—	—	—
Issuance of Series B-1 convertible preferred stock, net of issuance costs	3,200	14,166	—	—	—	—	—	14,166
Vesting of restricted stock following the early exercise of options	—	—	—	—	144	—	—	144
Issuance of common stock warrants in connection with services	—	—	—	—	253	—	—	253
Stock-based compensation	—	—	—	—	3,737	—	—	3,737
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(52,822)	(52,822)
Unrealized loss on marketable securities	—	—	—	—	—	(1)	—	(1)
Foreign currency translation adjustments	—	—	—	—	—	17	—	17

Total comprehensive income (loss)								(52,806)

Balance at December 31, 2009	202,199	$47,672	277,698	$2	$6,610	$21	$(75,783)	$(21,478)

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock	Other Comprehensive Income	Retained Earnings (Accumulated) Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	202,199	$47,672	277,698	$2	$6,610	—	$21	$(75,783)	$(21,478)
Exercise of stock options	—	—	18,313	—	3,358	—	—	—	3,358
Repurchase of unvested early exercised stock options	—	—	(4,200)	—	—	—	—	—	—
Issuance of Series B-2 convertible preferred stock, net of issuance costs	48,163	305,231	—	—	—	—	—	—	305,231
Issuance of Series Z convertible preferred stock in connection with business acquisitions	26,340	35,269	—	—	—	—	—	—	35,269
Vesting of restricted stock following the early exercise of options	—	—	—	—	605	—	—	—	605
Issuance of common stock warrants in connection with services	—	—	—	—	1,912	—	—	—	1,912
Issuance of contingent warrant	—	—	—	—	4,590	—	—	—	4,590
Stock-based compensation	—	5,854	—	—	17,928	—	—	—	23,782
Repurchase of common stock	—	—	(287)	—	—	(1,484)	—	—	(1,484)
Tax benefits from stock-based compensation	—	—	—	—	39,742	—	—	—	39,742
Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	—	—	4,590	—	—	(4,590)	—
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	90,595	90,595
Unrealized gain on marketable securities	—	—	—	—	—	—	114	—	114
Foreign currency translation adjustments	—	—	—	—	—	—	(21)	—	(21)

Total comprehensive income (loss)									90,688

Balance at December 31, 2010	276,702	$394,026	291,524	$2	$79,335	$(1,484)	$114	$10,222	$482,215

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock	Other Comprehensive Income	Retained Earnings (Accumulated) Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2010	276,702	$394,026	291,524	$2	$79,335	(1,484)	$114	$10,222	$482,215
Exercise of stock options and stock warrants for cash	—	—	27,889	—	2,893	—	—	—	2,893
Issuance of Series C convertible preferred stock, net of issuance costs	34,927	485,300	—	—	—	—	—	—	485,300
Issuance of Series Z convertible preferred stock	1,995	2,105	—	—	—	—	—	—	2,105
Repurchase of preferred and common stock	(8,764)	—	(18,716)	—	(2,500)	(281,270)	—	—	(283,770)
Stock-based compensation	—	44,230	—	—	555,982	—	—	—	600,212
Conversion of convertible preferred stock to common stock	(304,860)	(925,661)	304,860	1	925,660	—	—	—	—
Net settlement of ZSUs	—	—	16,035	—	(83,090)	(143)	—	—	(83,233)
Issuance of Class A common stock from initial public offering, net of issuance costs	—	—	100,000	1	961,401	—	—	—	961,402
Vesting of common shares following the early exercise of options	—	—	—	—	233	—	—	—	233
Tax cost from stock-based compensation	—	—	—	—	(13,750)	—	—	—	(13,750)
Comprehensive (loss):
Net loss:	—	—	—	—	—	—	—	(404,316)	(404,316)
Unrealized loss on market-able secure-ties	—	—	—	—	—	—	(208)	—	(208)
Foreign currency translation adjustment	—	—	—	—	—	—	456	—	456

Total comprehensive (loss)	—	—	—	—	—	—	—	—	(404,068)

Balances at December 31, 2011	—	—	721,592	$4	$2,426,164	$(282,897)	$362	$(394,094)	$1,749,539

See accompanying notes.

Zynga Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$(52,822)	$90,595	$(404,316)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,372	39,481	95,414
Stock-based compensation expense	3,990	25,694	600,212
Loss on equity method investment	142	558	—
Gains from sales of investments, assets and other, net	—	—	(550)
Accretion and amortization on marketable securities	112	1,746	2,873
Excess tax costs (benefits) from stock-based awards	—	(39,742)	13,750
Deferred income taxes	—	(8,469)	4,367
Changes in operating assets and liabilities:
Accounts receivable, net	(4,376)	(69,518)	(55,432)
Income tax receivable	(10,510)	(25,287)	17,994
Other assets	(3,056)	(32,495)	(14,559)
Accounts payable	16,216	10,626	10,373
Deferred revenue	206,603	241,437	15,409
Other liabilities	24,324	91,786	103,637

Net cash provided by operating activities	190,995	326,412	389,172

Investing activities:
Purchases of marketable securities	(125,139)	(804,542)	(649,972)
Sales of marketable securities	—	4,222	19,206
Maturities of marketable securities	62,399	319,820	841,560
Acquisition of property and equipment	(38,818)	(56,839)	(238,091)
Acquisition of purchased technology and other intangible assets	(583)	(1,078)	(3,792)
Business acquisitions, net of cash acquired	(548)	(62,277)	(42,774)
Restricted cash	(503)	(16,469)	9,194
Proceeds from sales of investments, assets and other, net	—	—	2,202
Other investing activities, net	(200)	(275)	(988)

Net cash used in investing activities	(103,392)	(617,438)	(63,455)

Financing activities:
Net proceeds from initial public offering	$—	$—	$961,403
Taxes paid related to net share settlement of ZSUs	—	—	(83,232)
Repurchases of common stock	—	(1,484)	(283,770)
Exercise of stock options	3	3,358	2,893
Excess tax (costs) benefits from stock-based awards	—	39,742	(13,750)
Net proceeds from issuance of preferred stock	14,166	305,231	485,300
Net proceeds from issuance of contingent warrant	—	4,590	—

Net cash provided by financing activities	14,169	351,437	1,068,844

Effect of exchange rate changes on cash and cash equivalents	—	84	(49)
Net increase in cash and cash equivalents	101,772	60,495	1,394,512
Cash and cash equivalents, beginning of period	25,564	127,336	187,831
Cash and cash equivalents, end of period	$127,336	$187,831	$1,582,343

Non-cash investing and financing activities
Issuance of preferred stock in connection with business acquisitions	$—	$35,269	$2,105
Reclassification of liability to additional paid-in capital related to early exercise of common stock options	$144	$605	$232
Supplemental cash flow information
Cash paid (refunded) for income taxes	$9,988	$28,623	$(15,682)

See accompanying notes.

Zynga Inc.

Notes to Consolidated Financial Statements

1. Overview and Summary of Significant Accounting Policies

Organization and Description of Business

Zynga Inc. (“Zynga,” “we” or “the Company”) was originally organized as a California limited liability company under the name Presidio Media, LLC on April 19, 2007. On October 26, 2007, Presidio Media, LLC converted from a California LLC into a Delaware corporation and became Presidio Media, Inc. On February 11, 2008, we changed our name from Presidio Media, Inc. to Zynga Game Network Inc. On November 17, 2010, we changed our name from Zynga Game Network Inc. to Zynga Inc.

We develop, market and operate online social games as live services played over the Internet and on social networking sites and mobile platforms. We generate revenue primarily through the in-game sale of virtual goods. Our operations are headquartered in San Francisco, California, and we have several operating locations in the U.S. as well as various international office locations in Asia and Europe.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with U.S. GAAP. The consolidated financial statements include the operations of Zynga and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In September 2011, we adopted a three class common stock structure in which we retitled and redesignated the existing classes of Class A and Class B common stock as Class B and Class C common stock, respectively, and authorized 1.1 billion shares of a new class of common stock titled Class A common stock. The Class A common stock was designated for issuance in the Company’s initial public offering. All share, per share and related information presented in these financial statements and accompanying footnotes have been retroactively adjusted to reflect the impact of the three class common stock structure.

Initial Public Offering

On December 15, 2011, we completed our initial public offering in which we issued and sold 100 million shares of Class A common stock at a public offering price of $10.00 per share. We raised a total of $961.4 million of net proceeds after deducting underwriter discounts and commissions of $32.5 million and other offering expenses of $6.1 million. Upon the closing of the initial public offering, all shares of the Company’s then-outstanding convertible preferred stock automatically converted into an aggregate of 304.9 million shares of Class B common stock. Additionally, 15.7 million vested ZSUs, after deducting shares withheld to satisfy minimum tax withholding obligations, were automatically converted into Class B common shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the estimated lives and paying player periods that we use for revenue recognition, the chargeback reserve for our third-party payment processors, the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, accrued liabilities, income taxes, fair value of stock awards issued, accounting for business combinations, and evaluating goodwill and long-lived assets for impairment. Actual results could differ materially from those estimates.

Segments

We have one operating segment with one business activity, developing and monetizing social games. Our Chief Operating Decision Maker (CODM), our Chief Executive Officer, manages our operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated bookings information for our games.

Revenue Recognition

We derive revenue from the sale of virtual goods associated with our online games and the sale of advertising within our games.

Online Game

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance their game-playing experience. Players can pay for our virtual currency using Facebook Credits when playing our games through the Facebook platform, and can use other payment methods such as credit cards or PayPal on other platforms. We also sell game cards that are initially recorded as a customer deposit liability which is included in other current liabilities on the consolidated balance sheet, net of fees retained by retailers and distributors. Upon redemption of a game card in one of our games and delivery of the purchased virtual currency to the player, these amounts are reclassified to deferred revenue. Advance payments from customers that are non-refundable and relate to non-cancellable contracts that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as customer deposits.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the player; (3) the collection of our fees is reasonably assured; and (4) the amount of fees to be paid by the player is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. The proceeds from the sale of virtual goods are initially recorded in deferred revenue. We categorize our virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed, which approximates one month. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. We recognize revenue from the sale of durable virtual goods ratably over the estimated average playing period of paying players for the applicable game, which represents our best estimate of the estimated average life of durable virtual goods. If we do not have the ability to differentiate revenue attributable to durable virtual goods from consumable virtual goods for a specific game we recognize revenue on the sale of durable and consumable virtual goods for that game ratably over the estimated average period that paying players typically play that game.

Prior to October 1, 2009, we did not have the data to determine the consumption dates for our consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Beginning in October 2009, we had sufficient data to separately account for consumable and durable virtual goods in one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. Since January 2010, we have had this data for substantially all of our games thus allowing us to recognize revenue related to consumable goods upon consumption. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future. We assess the estimated average playing period for paying players and the estimated average life of our virtual goods quarterly. Cumulative changes in estimated average playing period for paying players in 2011 resulted in an increase in revenue of $53.9 million and will result in an offsetting reduction of 2012 revenue in the same amount.

We estimate chargebacks from Facebook and third-party payment processors to account for potential future chargebacks based on historical data and record such amounts as a reduction of revenue.

In May 2010, we entered into an agreement with Facebook that required us to accept Facebook Credits as the primary in-game payment method for our games played through the Facebook platform. The agreement required us to begin migrating our games to Facebook Credits in our games beginning in July 2010, and by April 2011 this migration was complete. Facebook Credits is Facebook’s proprietary virtual currency that Facebook sells for use on the Facebook platform. Under the terms of our agreement, Facebook sets the price our players pay for Facebook Credits and collects the cash from the sale of Facebook Credits. Facebook’s current stated face value of a Facebook Credit is $0.10. For each Facebook Credit purchased by our players and redeemed in our games, Facebook remits to us $0.07, which is the amount we recognize as revenue. We recognize revenue net of the amounts retained by Facebook because we do not set the pricing of Facebook Credits sold to our players. Prior to the implementation of Facebook Credits in our games, players could purchase our virtual goods through various widely accepted payment methods offered in the games and we recognized revenue based on the transaction price paid by the player.

Advertising

We have contractual relationships with agencies, advertising brokers and certain advertisers for advertisements within our games. We recognize advertising revenue for branded virtual goods and sponsorships, engagement advertisements and offers, mobile advertisements and other advertisements as advertisements are delivered to customers as long as evidence of the arrangement exists (executed contract), the price is fixed or determinable, and we have assessed collectability as reasonably assured. Certain branded in-game sponsorships that involve virtual goods are deferred and recognized over the estimated life of the branded virtual good or as consumed, similar to online game revenue. Price is determined to be fixed or determinable when there is a fixed price in the applicable evidence of the arrangement, which may include a master contract, insertion order, or a third party statement of activity. For branded virtual goods and sponsorships, we determine the delivery criteria has been met based on delivery information from our internal systems. For engagement advertisements and offers, mobile advertisements, and other advertisements, delivery occurs when the advertisement has been displayed or the offer has been completed by the customer, as evidenced by third party verification reports supporting the number of advertisements displayed or offers completed.

We report our advertising revenue net of amounts due to advertising agencies and brokers because we are not the primary obligor in our arrangements, we do not set the pricing, and we do not establish or maintain the relationship with the advertiser.

Multiple-element Arrangements

Beginning on January 1, 2011, we adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on our best estimate of selling price. We offer certain promotions to customers from time to time that include the sale of in-game virtual currency via the sale of a game card and also other deliverables such as a limited edition in-game virtual good. There was no material impact on our financial statements as a result of implementing this newly adopted authoritative guidance in 2011.

Revenue by type

The following table presents the components of revenue (in thousands):

	Year Ended December 31,
	2009	2010	2011
Online game	$85,748	$574,632	$1,065,648
Advertising	35,719	22,827	74,452

Total revenue	$121,467	$597,459	$1,140,100

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate online game revenue. Such costs are recorded as incurred. Our cost of revenue consists primarily of hosting and data center costs related to operating our games, including depreciation; consulting costs primarily related to third-party provisioning of customer support services; payment processing fees; and salaries, benefits and stock-based compensation for our customer support and infrastructure teams. Cost of revenue also includes amortization expense related to purchased technology of $2.3 million, $8.8 million and $28.4 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Cash and Cash Equivalents

Cash equivalents consist of cash on hand, money market funds and U.S. government-issued obligations with maturities of 90 days or less from the date of purchase.

Marketable Securities

Marketable securities consist of U.S. government-issued obligations and corporate debt securities. Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. The fair value of marketable securities is determined as the exit price in the principal market in which we would transact. Based on our intentions regarding our marketable securities, all marketable securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses recorded as a separate component of other comprehensive income, net of income taxes. Realized gains and losses are determined using the specific-identification method and are reflected in the consolidated statements of operations when they are realized. When we determine that a decline in fair value is other than temporary, the cost basis of the individual security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in other income (expense). The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in fair value are other than temporary requires judgment regarding the amount and timing of recovery. No such impairments of marketable securities have been recorded to date.

Restricted Cash

Restricted cash consists of collateral for facility operating lease agreements and funds held in escrow in accordance with the terms of certain of our business acquisition agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We review accounts receivable regularly and make estimates for the allowance for doubtful accounts when there is doubt as to our ability to collect individual balances. In evaluating our ability to collect outstanding receivable balances, we consider many factors, including the age of the balance, the customer’s payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. We do not require collateral from our customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally 24 to 36 months. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the lease term.

Business Combinations

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. During the measurement period, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could be up to one year after the transaction date, subsequent adjustments are recorded to our consolidated statements of operations.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are carried at cost and are evaluated annually for impairment, or more frequently if circumstances exist which indicate that an impairment may exist. No impairment charges have been recorded to date.

Other Intangible Assets

Other intangible assets are carried at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets, generally 12 to 24 months.

Impairment of Long-Lived Assets

Long-lived assets, including other intangible assets (excluding indefinite-lived intangible assets), are reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. If such circumstances are present, we assess the recoverability of the long-lived assets by comparing the carrying amount to the estimated fair value calculated based on the undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense, equal to the amount required to reduce the carrying amount of the assets to the estimated fair value, is recorded in the consolidated statements of operations to other income (expenses) net.

Stock-Based Compensation

We grant ZSUs to our employees that generally vest upon the satisfaction of service period criteria of up to four years and a liquidity condition, the latter of which was satisfied in connection with our initial public offering in December 2011. The ZSUs have a contractual term of seven years. Because the liquidity condition was not satisfied until our initial public offering, in prior periods, we had not recorded any expense associated with ZSU grants.

For ZSUs granted prior to our initial public offering, we recognize stock-based compensation expense using the accelerated attribution method, net of estimated forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche. For ZSUs granted after the initial public offering, which will only be subject to a service condition, we will recognize stock-based compensation expense on a ratable basis over the requisite service period for the entire award.

In 2010 and 2011, we issued unvested Series Z preferred stock to employees of certain acquired companies. As the equity awards are subject to post-acquisition employment, we have accounted for them as post-acquisition stock-based compensation expense. We recognize compensation expense equal to the grant date fair value of the Series Z preferred stock on a straight-line basis over the four-year service period, net of estimated forfeitures.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of our common stock, which is based on our peer group in the industry in which we do business; (ii) expected life of the option award, which we elected to calculate using the simplified method; (iii) expected dividend yield, which is 0%, as we have not paid and do not anticipate paying dividends on our common stock; and (iv) the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. Option grants generally vest over four years, with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years.

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. We estimate forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. We record stock-based compensation expense for stock options on a straight-line basis over the vesting term.

For stock options issued to non-employees, including consultants, we record expense related to stock options equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.

Income Taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Foreign Currency Transactions

Generally, the functional currency of our international subsidiaries is the U.S. dollar. For these subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement are included in other income (expense), net in the consolidated statements of operations. For foreign subsidiaries where the functional currency is the local currency, we use the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. We record translation gains and losses in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term marketable securities, and accounts receivable. Substantially all of our cash, cash equivalents, and short-term marketable securities are maintained with three financial institutions with high credit standings. We perform periodic evaluations of the relative credit standing of these institutions.

Accounts receivable are unsecured and represent amounts due to us based on contractual obligations where a signed and executed contract or click-through agreement exists. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance as a reduction to the accounts receivable balance to reduce it to its net realizable value.

Facebook is the primary distribution, marketing, promotion and payment platform for our social games. A substantial majority of our 2009, 2010 and 2011 revenue was generated from players who accessed our games through Facebook. As of December 31, 2010 and December 31, 2011, 69% and 71% of our accounts receivable, respectively, were amounts owed to us by Facebook.

Advertising Expense

Costs for advertising are expensed as incurred. Advertising costs, which are included in sales and marketing expense, primarily consisting of player acquisition costs, totaled $35.6 million, $83.4 million and $102.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31,
	2010	2011
Cash and cash equivalents:
Cash	$169,057	$205,719
Money market funds	18,468	1,375,918
U.S. government debt securities	306	—
Corporate debt securities	—	706

Total cash and cash equivalents	$187,831	$1,582,343

Marketable securities:
U.S. government debt securities	$550,259	$267,635
Corporate debt securities	—	67,628

Total	$550,259	$335,263

The following tables summarize the Company’s amortized cost, gross unrealized gains and losses and fair value of its available-for-sale investments in marketable securities (in thousands):

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. government debt securities	550,390	$175	$—	$550,565

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. government debt securities	$267,635	$53	$(53)	$267,635
Corporate debt securities	67,657	35	(64)	67,628

Total	$335,292	$88	$(117)	$335,263

The contractual maturities of available-for-sale marketable debt securities were as follows (in thousands):

	December 31,
	2010	2011
Due within one year	$550,259	$225,165
One year through three years	—	110,098

Total	$550,259	$335,263

Changes in market interest rates and bond yields caused certain of the Company’s investments to fall below their cost basis, resulting in an unrealized loss. All securities presented in the table above were in a continuous loss position for less than 12 months. There were no securities in an unrealized loss position as of December 31, 2010. The following table shows all investments in an unrealized loss position for which an other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value (in thousands):

	December 31, 2011
	Fair Value	Unrealized Losses
U.S. government debt securities	$70,162	$(53)
Corporate debt securities	40,964	(64)

Total	$111,126	$(117)

As of December 31, 2011, we did not consider any of our investments to be other-than-temporarily impaired. When evaluating its investments for other-than-temporary impairment, we review factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer, the Company’s intent to sell the security and whether it is more likely than not that the Company will be required to sell the investment before recovery of its cost basis.

3. Fair Value Measurements

Our financial instruments consist of cash equivalents, short-term and long-term marketable securities and accounts receivable. Accounts receivable, net, are stated at their carrying value, which approximates fair value due to the short time to expected receipt of cash.

Cash equivalents and short-term marketable securities, consisting of money market funds and U.S. government and corporate debt securities, are carried at fair value, which is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable and willing market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that knowledgeable and willing market participants would use in pricing an asset or liability. We use a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activity.

The composition of our securities among the three levels of the fair value hierarchy is as follows at December 31, 2010 and 2011, respectively (in thousands):

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$18,468	$—	$—	$18,468
U.S. government debt securities	—	550,565	—	550,565

Total	$18,468	$550,565	$—	$569,033

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$1,375,918	$—	$—	$1,375,918
U.S. government debt securities	—	267,635	—	267,635
Corporate debt securities	—	68,334	—	68,334

Total	$1,375,918	$335,969	$—	$1,711,887

4. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2010	2011
Computer equipment	$84,269	$243,986
Software	10,118	25,119
Furniture and fixtures	2,446	9,474
Leasehold improvements	17,638	67,456

	114,471	346,035
Less accumulated depreciation	(39,512)	(99,295)

Total property and equipment, net	$74,959	$246,740

Depreciation expense relating to property and equipment for the years ended December 31, 2009, 2010 and 2011 was $8.0 million, $30.6 million, and $65.9 million, respectively.

5. Acquisitions

2011 Acquisitions

In line with our growth strategy, we completed 15 acquisitions in 2011. The purpose of these acquisitions was to expand our social games offerings, obtain employee talent, and expand into new international markets. The results of operations for each of these acquisitions have been included in our consolidated statement of operations since the date of acquisition. These acquisitions were not individually significant and had an aggregate purchase price of $45.5 million, of which $43.3 million was paid in cash and the issuance of 0.2 million fully vested shares of Series Z convertible preferred stock with a fair value of $2.2 million. As a result of the acquisitions, we recorded $11.1 million of developed technology, $1.5 million of net liabilities assumed, and $35.9 million of goodwill. Goodwill for each of the acquisitions represents the excess of the purchase price over the net tangible and intangible assets acquired and is not deductible for tax purposes. Goodwill recorded in connection with the acquisitions is primarily attributable to the assembled workforces of the acquired businesses and the synergies expected to arise after our acquisition of those businesses. In connection with acquisitions closed in 2011, we incurred transaction costs of approximately $2.3 million.

Pro forma results of operations related to our 2011 acquisitions have not been presented because they are not material to our 2011 or 2010 consolidated statements of operations, either individually or in the aggregate.

2010 Acquisitions

In November 2010, we completed our acquisition of Newtoy, Inc., a provider of online mobile gaming services. The purchase price was $53.3 million, consisting of $44.3 million in cash and the issuance of 1.4 million fully vested shares of our Series Z convertible preferred stock with a fair value of $8.9 million. As a result of this acquisition, we recorded $18.4 million of developed technology, $6.1 million of trademarks, $12.7 million of net liabilities assumed and $41.4 million of goodwill.

During 2010, we acquired six additional companies and these acquisitions were not individually significant. In the aggregate, the total purchase price for these acquisitions was $48.4 million, which consisted of $22.1 million in cash and the issuance of 4.1 million shares of our Series Z convertible preferred stock with a fair value of $26.3 million. In connection with our 2010 acquisitions, we incurred transaction costs of $2.1 million that we expensed as incurred.

The following table summarizes our unaudited pro forma revenue and net income (loss) of the combined company for the years ended December 31, 2009 and 2010 if we had made all of our 2010 acquisitions on January 1, 2009 and January 1, 2010, respectively (in thousands):

	Year Ended December 31,
	2009	2010
	(Unaudited)
Pro forma revenue	$126,838	$607,827
Pro forma net income (loss)	$(87,741)	$77,135

The following table summarizes the fair values of net tangible and intangible assets acquired for all business acquisitions for the years ended December 31, 2010 and 2011 (in thousands). The fair values for our 2010 acquisitions include the impact of changes in initial fair values of acquired assets and liabilities as a result of obtaining the necessary information. The fair values for our 2011 acquisitions were based upon a preliminary valuation estimate. The preliminary purchase price allocations for each of our acquisitions are subject to change as we obtain additional information for our estimates during the respective measurement periods. The primary areas of the preliminary purchase price allocations that are not yet finalized related to certain tangible assets and liabilities acquired, income and non-income based taxes and residual goodwill.

	2010	2011
Developed technology	$44,114	$11,056
Trademarks	6,100	—
Net liabilities assumed	(8,818)	(1,530)
Goodwill	60,217	35,946

Total	$101,613	$45,472

The weighted average useful life of all identified acquired intangible assets is 2.0 years while the weighted average useful life for developed technologies is 1.9 years. Developed technologies associated with acquisitions are being amortized over periods ranging from 12 to 24 months. Trademarks acquired through the Newtoy acquisition are estimated to have an indefinite useful life and will be evaluated annually for impairment, or more frequently, if circumstances indicate an impairment may exist.

To retain the services of certain former acquired company employees, we offered equity awards and cash bonuses that are earned over time. As these equity awards and payments are subject to post-acquisition employment, we have accounted for them as post-acquisition compensation expense. During 2011, we issued

2.5 million shares of non-vested Series Z convertible preferred stock with a total fair value of $38.9 million and 7.1 million ZSUs with a total fair value of $94.9 million and paid retention and incentive cash bonuses totaling $8.9 million. During 2010, we issued 21.1 million shares of non-vested Series Z convertible preferred stock with a total fair value of $135.8 million, 6.3 million ZSUs with a total fair value of $39.7 million and paid retention and incentive cash bonuses totaling $6.7 million.

6. Goodwill and Other Intangible Assets

From inception to 2009, there were no additions to goodwill. Changes in the carrying value of goodwill for 2010 and 2011 are as follows (in thousands):

Goodwill—December 31, 2009	$—
Additions	60,217

Goodwill—December 31, 2010	60,217
Additions	35,946
Foreign currency translation adjustments	63
Goodwill adjustments	(4,461)

Goodwill—December 31, 2011	$91,765

The changes in initial fair values of acquired assets and liabilities as a result of obtaining the necessary information reflected in the table above represents a change to the acquired deferred tax assets as a result of filing the final pre-acquisition tax return of an entity acquired in 2010.

The details of our acquisition-related intangible assets are as follows (in thousands):

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Developed technology	$52,384	$(14,907)	$37,477
Trademarks and domain names	6,775	(251)	6,524

	$59,159	$(15,158)	$44,001

	December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Developed technology	$63,702	$(40,510)	$23,192
Trademarks and domain names	10,537	(1,617)	8,920

	$74,239	$(42,127)	$32,112

Amortization expense associated with other intangible assets for the years ended December 31, 2009, 2010 and 2011 was $2.3 million, $8.8 million and $26.6 million, respectively, and is included in cost of revenue on the accompanying consolidated statements of operations. As of December 31, 2011, future amortization expense related to the intangible assets of $21.7 million and $3.9 million is expected to be recognized in 2012 and 2013, respectively.

7. Income Taxes

Income (loss) before income tax expense consists of the following for the periods shown below (in thousands):

	Year Ended December 31,
	2009	2010	2011
United States	$(52,831)	$141,401	$(379,800)
International	21	(14,342)	(26,342)

	$(52,810)	$127,059	$(406,142)

Income tax expense (benefit) consists of the following for the periods shown below (in thousands):

	Year Ended December 31,
	2009	2010	2011
Current:
Federal	$—	$34,092	$(8,990)
State	1	10,537	1,195
Foreign	11	304	1,600

Total current tax expense	12	44,933	(6,195)
Deferred:
Federal	—	(9,264)	4,689
State	—	2,209	441
Foreign	—	(1,414)	(761)

Total deferred tax expense/(benefit)	$—	(8,469)	4,369

Provision for / (benefit from) income taxes	$12	$36,464	$(1,826)

The reconciliation of federal statutory income tax provision to our effective income tax provision (benefit) is as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
Expected provision / (benefit) at U.S. federal statutory rate	$(17,790)	$44,452	$(142,166)
State income taxes—net of federal benefit	(5,859)	7,841	(6,340)
Income taxed at foreign rates	4	3,894	6,338
Stock-based compensation	659	5,447	43,064
Tax credits	(888)	(14,231)	(34,769)
Tax reserve for uncertain tax positions	—	12,846	29,303
Change in valuation allowance	23,780	(28,647)	101,489
Impact of change in tax rates	—	5,211	(205)
Acquisition costs	—	700	397
Other	106	(1,049)	1,063

	$12	$36,464	$(1,826)

Before we began forming non-U.S. operating companies during 2010, the revenue from non-U.S. users was earned by our U.S. Company, resulting in virtually no foreign profit before tax. The new foreign entities, as start-up companies, generated operating losses in 2010 and 2011. During 2010 and 2011, the net tax impact of the losses generated in tax jurisdictions with lower statutory rates than the U.S. rate increased tax expense and the effective tax rate.

We have not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of our profitable foreign subsidiaries as of December 31, 2011 because we intend to permanently reinvest such earnings outside the United States If these foreign earnings were to be repatriated in the future, the related U.S. tax liability may be reduced by any foreign income taxes previously paid on these earnings. As of December 31, 2011, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $1.2 million.

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Deferred revenue	$16,545	$14,355
Net operating loss carryforwards	12,582	17,502
Accrued compensation	6,482	112,422
Tax credit carryforwards	249	25,811
Deferred rent	2,542	11,804
Accrued expenses	2,108	5,532
State taxes	1,148	1,858
Charitable contributions	—	1,448
Other	189	615
Valuation allowance	(5,698)	(113,352)

Net deferred tax assets	36,147	77,995
Deferred tax liabilities:
Acquired intangible assets	(13,838)	(4,495)
Depreciation	(11,820)	(62,957)
Prepaid expenses	(330)	(828)

Net deferred tax liabilities	(25,988)	(68,280)

Net deferred taxes	$10,159	$9,715

	December 31,
	2010	2011
Recorded as:
Current deferred tax assets	$24,399	$23,515
Other current assets	—	150
Other current liabilities	(117)	—
Non-current deferred tax liabilities	(14,123)	(13,950)

Net deferred tax assets	$10,159	$9,715

In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various taxing jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income. At December 31, 2011 and December 31, 2010, the Company recorded a valuation allowance of $113.3 million and $5.7 million, respectively, against its net deferred tax assets, as it believes it is more likely than not that these benefits will be not be realized. The realizable amount relates to potential carryback benefit to 2010. Included in the increase of $107.0 million is approximately $0.3 million of valuation allowance that was recorded against goodwill.

Net operating loss and tax credit carryforwards as of December 31, 2011 are as follows (in thousands):

	Amount	Expiration Years
Net operating losses, federal	$183,610	2028 – 2031
Net operating losses, state	$70,821	2021 – 2031
Tax credit, federal	$35,520	2020 – 2021
Tax credits, state	$16,425	2017 – indefinite
Net operating losses, foreign	$1,561	2017 – 2018
Tax credits, foreign	$121	2017 –2018

Pursuant to authoritative guidance, the benefit of stock options will only be recorded to stockholders’ equity when cash taxes payable are reduced. As of December 31, 2011, the portion of net operating loss carryforwards related to stock options is approximately $83.7 million, the benefit of which will be credited to additional paid-in capital when realized. The federal and state net operating loss carryforwards are subject to various annual limitations under Section 382 of the Internal Revenue Code.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

December 31, 2009	$1,528
Additions based on tax positions related to 2010	13,782
Reductions for tax positions of prior years	(127)

December 31, 2010	15,183
Additions based on tax positions related to 2011	30,841
Additions for tax positions of prior years	2,318
Reductions for tax positions of prior years	(9)

December 31, 2011	$48,334

As of December 31, 2011, approximately $8.2 million represents the amount of unrecognized tax benefits that would, if recognized, impact our effective income tax rate.

We classify uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year or otherwise directly related to an existing deferred tax asset, in which case the uncertain tax position is recorded net of the asset on the balance sheet. These non-current income tax liabilities are classified in other non-current liabilities on the consolidated balance sheets. We do not expect any unrecognized tax benefits to be recognized within the next 12 months. We recognize interest and penalties in income tax expense. As of December 31, 2011 and December 31, 2010, the total balance of accrued interest and penalties related to uncertain tax positions was zero. We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, China, Germany, Japan, India, UK and Ireland. We are subject to examination by U.S. federal, state or foreign tax authorities for all years since our inception in 2007.

8. Other Current Liabilities

Other current liabilities consists of the following for the periods shown below (in thousands):

	Year Ended December 31,
	2010	2011
Customer deposits	$5,619	$50,140
Other current liabilities	73,130	117,131

Total other current liabilities	$78,749	$167,271

Customer deposits represent amounts received for unredeemed game cards as well as advanced payments from various customers. Other current liabilities includes various expenses accrued by the Company for transaction taxes, acquisition-related expenses, compensation liabilities and accrued accounts payable.

9. Stockholders’ Equity

Convertible Preferred Stock

As a result of closing the initial public offering in December 2011, our convertible preferred stock was automatically converted into Class B common stock. The following table summarizes the rights and preferences of our respective series of convertible preferred stock immediately prior to the conversion into common stock:

	Par Value	Share Price at Issuance	Authorized	Issued and Outstanding	Liquidation Preference	Dividend per share per annum
	(In thousands, except per share amounts)
Series A	$0.00000625	$0.056	95,400	92,344	$5,212	$0.00
Series A-1	0.00000625	0.125	40,207	38,710	4,839	$0.01
Series B	0.00000625	0.42	59,391	59,391	25,000	$0.03
Series B-1	0.00000625	4.75	3,200	2,989	14,187	$0.38
Series B-2	0.00000625	6.44	48,163	48,163	310,000	$0.51
Series C	0.00000625	$14.03	53,461	34,927	490,000	$1.12
Series Z	0.00000625	0.005	100,000	28,359	142	$0.00

			399,822	304,885	$849,380

Common Stock

Our three classes of common stock are Class A common stock, Class B common stock and Class C common stock. The following are the rights and privileges of our classes of common stock:

Dividends. The holders of outstanding shares of our Class A, Class B and Class C common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. Holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to seven votes per share and holders of our Class C common stock are entitled to 70 votes per share. In general, holders of our Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock, Class B common stock or our Class C common stock to vote separately as a single class in the following circumstances:

•	If we were to seek to amend our Certificate of Incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock; and

•

If we were to seek to amend our Certificate of Incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely.

Liquidation. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A, Class B and Class C common stock after payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Preemptive or Similar Rights. None of our Class A, Class B or Class C common stock is entitled to preemptive rights, and neither is subject to redemption.

Conversion. Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock and Class C common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, after the closing of the initial public offering, upon sale or transfer of shares of either Class B common stock or Class C common stock, whether or not for value, each such transferred share shall automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. Our Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of our capital stock. Once transferred and converted into Class A common stock, the Class B common stock and Class C common stock may not be reissued

Founder’s Shares

On November 2, 2007, our founder purchased 128.7 million shares of Class B common stock (the Class B Shares) and 20.5 million shares of Class C common stock (the Class C Shares) for an aggregate purchase price of $0.4 million. At the date of purchase, all of the Class C common shares and 50% of the Class B common shares were fully vested. The remaining 50% of the Class B Shares vest ratably over a vesting period of 48 months and are subject to Zynga’s repurchase right at the original purchase price. We recognized compensation expense related to the vesting Class B Shares over the vesting period. For the years ended December 31, 2009, 2010 and 2011, we recorded compensation expense of $40 thousand annually in connection with these shares.

Warrants

In July 2008, in connection with the issuance of Series B Preferred Stock, we issued warrants to purchase 18.2 million shares of our Class B Shares at an exercise price of $0.00625 per share to an investor. The warrants were allocated a value of $1.4 million, which reduced the proceeds of the Class B Shares and increased paid-in capital. On December 9, 2011, prior to the initial public offering, the investor exercised the warrants and simultaneously elected to convert 16.9 million shares to Class A common stock, with the remainder of the shares converting to Class B common stock.

In July 2009, in connection with a third-party service arrangement, we issued a warrant to purchase 0.7 million shares of our Class B Shares at an exercise price of $0.50375 per share to a service provider. This warrant vested ratably over a period of two years, expires in July 2019, and is exercisable upon issuance. We determined the fair value of the warrant using the Black-Scholes option-pricing model. We recorded $2.8 million, $1.9 million and $0.3 million of expense related to this warrant in 2011, 2010 and 2009, respectively. As of December 31, 2011, these warrants remained outstanding and exercisable.

During 2010, concurrent with the sale of 23.3 million shares of Series B-2 convertible preferred stock, we granted an investor a contingent right to a warrant to purchase 7.8 million shares of Class B common stock at an exercise price of $0.005 per share. We allocated $150 million of proceeds from the investor to the Series B-2 preferred stock and the contingent right to a warrant based on their relative fair values. The amount allocated to the contingent warrant right of $4.6 million was recorded to additional paid-in capital on the date the right was granted and accounted for as a beneficial conversion feature. Because the Series B-2 shares have no stated redemption date, the discount was immediately charged to retained earnings as a deemed dividend. In April 2011, a distribution agreement was executed and the investor’s right to receive the warrant was extinguished.

In June 2011, in connection with a service arrangement with a related party, we issued a warrant to purchase 1.0 million shares of our Class B common stock at an exercise price of $0.05 per share to a service provider. The warrant vests ratably over an eight quarter service term beginning in April 2010 and the warrant expires in April 2012. We determined the fair value of the warrant using the Black-Scholes option-pricing model. We will revalue this warrant each period as services are performed and expense the portion of the warrant that vests each period. In 2011, we recorded $14.0 million of expense related to this warrant, which related to services that were performed from April 2010 through the current period. In June 2011, the service provider fully exercised the warrant. As of December 31, 2011, 0.75 million shares were vested and 0.25 million shares were unvested and subject to repurchase.

Equity Incentive Plans and Stock-Based Compensation

In 2007 we adopted the 2007 Equity Incentive Plan (the 2007 Plan) for the purpose of granting stock options and ZSUs to employees, directors and non-employees. Concurrent with the effectiveness of our initial public offering on December 15, 2011, we adopted the 2011 Equity Incentive Plan (“the 2011 Plan”), and all remaining common shares reserved for future grant or issuance under the 2007 Plan were added to the 2011 Plan. The 2011 Plan was adopted for purposes of granting stock options and ZSUs to employees, directors and non-employees. The maximum number of shares of our Class A common stock that may be issued under our 2011 Plan is 42.5 million shares and excludes the number of shares still available under our 2007 Plan as of the date of our initial public offering in addition to any other stock-based awards granted under the 2007 Plan that otherwise expire or terminate without having been exercised. The number of shares of our Class A common stock reserved for future issuance under our 2011 Plan will automatically increase on January 1 of each year, beginning on January 1, 2012, and continuing through and including January 1, 2021, by 4% of the total number of shares of our capital stock outstanding as of December 31 of the preceding calendar year.

The 2007 Plan allowed for the early exercise of options, with unvested shares subject to repurchase at the original exercise price by us in the event of termination of employment with Zynga or termination of service to Zynga in the case of options granted to non-employees. Repurchased shares were returned to the 2007 Plan. The ability to early exercise was eliminated for grants approved after August 31, 2009. As of December 31, 2010 and 2011, 18.8 million and 2.1 million, respectively early exercised shares were subject to repurchase.

In 2010 and 2011, employees early exercised 0.6 million and 1.5 million stock options, respectively. As the shares vest, the related liability is reclassified into equity. We recorded a liability of $0.2 million, $0.4 million, and $1.5 million for the years ended December 31, 2009, 2010 and 2011, respectively, related to these early exercised options. As of December 31, 2011, 16.4 million shares of Class B common stock, which were unvested Series Z convertible preferred stock prior to the initial public offering, remained subject to repurchase.

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted in our consolidated financial statements:

	Year Ended December 31,
	2009	2010	2011
Expected term, in years	6	6	6
Risk-free interest rates	1.5 – 2.4%	2.70%	2.04%
Expected volatility	70 – 77%	73%	64%
Dividend yield	—	—	—
Fair value of common stock	$0.13 – $3.81	$6.44	$6.44 – $17.09

For the years ended December 31, 2009, 2010 and 2011, the weighted-average grant date fair value of options granted was $0.33, $4.24, and $4.17, respectively.

We recorded stock-based compensation expense related to grants of employee and consultant stock options, restricted stock, restricted stock units, or ZSUs, and vesting Series Z convertible preferred stock in our consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of revenue	$443	$2,128	$17,660
Research and development	1,817	10,242	374,920
Sales and marketing	518	7,899	81,326
General and administrative	1,212	5,425	126,306

Total stock-based compensation	$3,990	$25,694	$600,212

We have granted ZSUs to our employees that generally vest upon the satisfaction of both a service-period condition of up to four years and a liquidity event condition, the latter of which was satisfied following the Company’s initial public offering in December 2011. Because the liquidity event condition was not met until our initial public offering, in prior periods, we had not recorded any expense relating to our ZSU grants. In the fourth quarter of 2011 we recognized $510 million of stock-based compensation expense associated with ZSUs that vested in connection with our initial public offering. Unamortized stock-based compensation relating to ZSUs amounted to $454.0 million as of December 31, 2011. For outstanding ZSUs as of December 31, 2011 we expect to recognize approximately $293.5 million, $116.0 million, $40.4 million, $4.1 million in 2012, 2013, 2014, 2015, respectively, in stock-based compensation expense.

As of December 31, 2011, total unrecognized stock-based compensation expense of $15.4 million and $125.0 million related to unvested stock options and unvested shares of Class B common stock that were Series Z convertible preferred stock prior to the initial public offering, respectively, is expected to be recognized over a weighted-average recognition period of approximately 1.5 years.

The following table shows stock option activity for 2011 (in thousands, except weighted average exercise price and contractual term):

	Outstanding Options
	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value of Stock Options Outstanding	Weighted Average Contractual Term (In years)
Balance as of December 31, 2010	122,848	0.80	689,500
Stock option grants	1,080	7.22
Stock option forfeitures and cancellations	(12,885)	2.55
Stock option exercises	(8,729)	0.45

Balance as of December 31, 2011	102,314	$0.69	$892,135	7.04

As of December 31, 2011
Exercisable options	92,326	$0.54	$819,270	6.94
Vested and expected to vest	100,582	$0.68	$878,177	7.03

The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $0.01 million, $110.6 million, and $78.2 million, respectively. The total grant date fair value of options that vested during the years ended December 31, 2009, 2010 and 2011 was $1.0 million, $12.9 million and $17.5 million, respectively.

The following table shows a summary of ZSU activity for 2011 (in thousands, except weighted average remaining term):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Term (In years)	Aggregate Intrinsic Value of Unvested ZSUs
Unvested as of December 31, 2010	44,179	$6.435
Granted	66,907	$13.13
Vested	(24,367)	$7.83
Forfeited and cancelled	(6,901)	$10.89

Unvested as of December 31, 2011	79,818	$11.24	1.45	$751,090

For ZSUs that vested in 2011, approximately 16.0 million shares were issued net of shares withheld of approximately 8.3 million to satisfy minimum tax withholding obligations. The aggregate intrinsic value of the net settled shares converted into Class B common stock for the twelve months ended December 31, 2011 was $150.8 million. In 2010, we granted 41.9 million ZSUs with a weighted-average fair value of $6.44.

In December 2010, we cancelled an aggregate of 4.2 million unvested ZSUs held by certain of our employees in order to maintain compliance with certain laws. The ZSUs were cancelled with no consideration given. In March 2011, our board of directors approved a grant of 1.1 million ZSUs to the then current employees impacted by this cancellation, all of which vested on the date of our initial public offering. Our board of directors also approved a grant of 3.1 million ZSUs to these employees that have a 32 month service period condition that is fulfilled monthly and were also subject to the liquidity condition (initial public offering or change of control) in order to vest. These ZSUs had a grant date fair value of $6.44 per share. We also paid this group of employees retention cash bonus payments totaling $3.6 million.

2011 Employee Stock Purchase Plan

Our 2011 Employee Stock Purchase Plan (“2011 ESPP”), was approved by our board of directors in September 2011 and by our stockholders in November 2011. The maximum number of shares of our Class A common stock that may be issued under our 2011 ESPP is 8,500,000 shares.

Our 2011 ESPP permits participants to purchase shares of our Class A common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first day of an offering or on the date of purchase. The ESPP offers a six month look-back feature as well as an automatic reset feature that will roll the funds contributed by plan participants automatically into the next offering period if the price declines. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

As of December 31, 2011, there were no employee contributions made to the 2011 ESPP, and as a result, no stock-based compensation expense was recognized in 2011.

Common Stock Reserved for Future Issuance

For the period ended shown below, we had reserved shares of common stock for future issuance as follows (in thousands):

December 31, 2011
Common stock warrants	695
Stock options outstanding	102,314
ZSUs outstanding	79,818
Stock options and ZSUs reserved for future issuance	5,283
2011 Equity Incentive Plan	42,500
2011 Employee Stock Purchase Plan	8,500

239,110

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of taxes, were as follows (in thousands):

	December 31,
	2009	2010	2011
Unrealized gains (losses) on available-for-sale securities	$3	$117	$(91)
Foreign currency translation	18	(3)	453

10. Net Income (Loss) Per Share of Common Stock

We compute net income (loss) per share of common stock using the two-class method required for participating securities. Prior to the date of the initial public offering, we considered all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. Additionally, we consider shares issued upon the early exercise of options subject to repurchase and unvested restricted shares to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event of our declaration of a dividend for common shares. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings (see Note 9 to the consolidated financial statements for a description), are subtracted from net income to determine total undistributed earnings to be allocated to common stockholders.

Basic net income (loss) per common share is computed by dividing total undistributed earnings attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. For the 2011 basic net income (loss) per common share calculation, convertible preferred shares were weighted as participating securities through December 15, 2011, the effective date of the initial public offering. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options, warrants and unvested ZSUs. The computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of Class B and Class C common stock, while the diluted net income (loss) per share of Class B and Class C common stock does not assume the conversion of those shares into Class A common stock. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares including both outstanding stock options and warrants.

The following table sets forth the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share data):

	Year Ended December 31,
	2009			2010			2011
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C
BASIC:
Net income (loss)	$—	$(46,512)	$(6,310)	$—	$82,293	$8,302	$(8,522)	$(367,051)	$(28,743)
Deemed dividend to a Series B-2	—	—	—	—	(4,169)	(421)	—	—	—
Net income attributable to participating securities	—	—	—	—	(52,785)	(5,325)	—	—	—

Net income (loss) attributable to common stockholders	$—	$(46,512)	$(6,310)	$—	$25,339	$2,556	$(8,522)	$(367,051)	$(28,743)

Weighted average common shares outstanding	—	151,234	20,517	—	203,364	20,517	6,083	261,999	20,517

Basic net income per share	$—	$(0.31)	$(0.31)	$—	$0.12	$0.12	$(1.40)	$(1.40)	$(1.40)

DILUTED:
Net income (loss) attributable to common stockholders	$—	$(46,512)	$(6,310)	$—	$25,339	$2,556	$(8,522)	$(367,051)	$(28,743)
Reallocation of net income (loss) attributable to participating securities	—	—	—	—	6,860	—	—	—	—
Reallocation of net income (loss) as a result of conversion of Class C shares Class B to Class B shares and Class A shares	—	(6,310)	—	—	2,556	—	$(28,743)	—	—
Reallocation of net income (loss) as a result of conversion of Class B shares to Class A shares	—	—	—	—	—	—	$(367,051)	—	—
Reallocation of net income (loss) to Class B and Class C shares	—	—	—	—	—	(390)	—	—	—

Net income (loss) attributable to common stockholders for diluted net income (loss) per share	$—	$(52,822)	$(6,310)	$—	$34,755	$2,166	$(404,316)	$(367,051)	$(28,743)

Number of shares used in basic computation	—	151,234	20,517	—	203,364	20,517	6,083	261,999	20,517
Conversion of Class C to Class B and Class A common shares outstanding	—	20,517	—	—	20,517	—	20,517
Conversion of Class B to Class A common shares outstanding	—	—	—	—	—	—	261,999	—	—
Weighted average effect of dilutive securities:
Employee stock options	—	—	—	—	94,301	—	—	—	—
Warrants	—	—	—	—	11,074	—	—	—	—
ZSUs	—	—	—	—	—	—	—	—	—
Number of shares used in diluted net income (loss) per share	—	171,751	20,517	—	329,256	20,517	288,599	261,999	20,517

Diluted net income (loss) per share	$—	$(0.31)	$(0.31)	$—	$0.11	$0.11	$(1.40)	$(1.40)	$(1.40)

The following weighted-average employee equity awards were excluded from the calculation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,
	2009	2010	2011
Stock options	12,768	5,235	103,565
Warrants	18,507	—	17,215
Unvested ZSUs	—	—	47,392

Total	31,275	5,235	168,172

11. Commitments and Contingencies

Lease Commitments

We have entered into operating leases for facilities space. In 2010, we executed an operating lease agreement for 267,000 square feet of office space for our headquarters in San Francisco, California. The lease term is seven years from the defined commencement date, with options to renew for two five-year terms. Under the terms of the lease we were provided $13.6 million in leasehold incentives and $9.8 million in rent abatements. In 2011, this agreement was amended three times to add an aggregate of approximately 140,000 square feet of additional office space. Under the terms of the amendments we were provided an aggregate of $4.9 million in leasehold incentives and $5.2 million in rent abatements. We intend to maintain our headquarters in San Francisco through the initial lease term, and therefore, amortize associated incentives and recognize rent associated with the lease on a straight line basis over the initial lease term. The minimum lease commitments for this lease agreement are included in the table below. Future minimum lease payments that have initial or remaining non-cancelable lease terms as of December 31, 2011, are as follows (in millions):

Year ending December 31:
2012	$31.1
2013	37.3
2014	40.1
2015	38.8
2016 and thereafter	110.0

$257.3

Rent expense on operating leases for facilities for the years ended December 31, 2009, 2010 and 2011 totaled $2.2 million, $7.0 million and $14.4 million, respectively. Future lease obligations increased in 2011 for costs related to additional leases and amendments.

Other Purchase Commitments

We have entered into several service contracts for hosting of data systems and payment processing. Future minimum purchase commitments that have initial or remaining non-cancelable terms as of December 31, 2011, are as follows (in millions):

Year ending December 31:
2012	$9.3
2013	1.7
2014	0.2

$11.2

Future minimum purchase commitments increased in 2011 for costs associated with hosting of data systems.

Legal Matters

From time to time, we may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. In addition, we may receive notification alleging infringement of patent or other intellectual property rights. Adverse results in litigation, legal proceedings or claims may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain games, features, or services, and may also result in changes in our business practices, which could result in additional costs or a loss of revenues for us and otherwise harm our business. Although the results of litigation cannot be predicted with certainty, we believe that the amount or range of reasonably possible loss related to any pending or threatened litigation will not have a material adverse effect on our business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably. We recognize legal expenses as incurred.

Included in general and administrative expense within the consolidated statements of operations for the year ended December 31, 2010 is a net gain of $39.3 million related to legal settlements.

Indemnification Agreements

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

12. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. U.S. full-time employees qualify for participation in the plan. To date, we have not made any matching contributions to this plan.

13. Geographical Information

The following represents our geographic revenue based on the location of our players:

Revenue (in thousands)	Year Ended December 31,
	2009	2010	2011
United States	$88,440	$402,010	$734,469
All other countries(1)	33,027	195,449	405,631

Total revenue	$121,467	$597,459	$1,140,100

(1)	No country exceeded 10% of our total revenue for any periods presented.

Property and equipment, net (in thousands)	Year Ended December 31,
	2009	2010	2011
United States	$34,827	$73,649	$242,552
All other countries	—	1,310	4,188

Total property and equipment, net	$34,827	$74,959	$246,740

14. Credit Facility

In July 2011, we executed a revolving credit agreement with certain lenders to borrow up to $1.0 billion in revolving loans. Per the terms of the credit agreement, we paid upfront fees of $2.5 million, which were capitalized and are to be amortized over the term of the credit agreement, and we are required to pay ongoing commitment fees of up to $625,000 each quarter based on the portion of the credit facility that is not drawn down. The interest rate for the credit facility is determined based on a formula using certain market rates, as described in the credit agreement. We have not drawn down any funds under the terms of the credit agreement.

15. Related Party Transactions

In March 2011, we repurchased 7.8 million shares of Class B common stock from Mr. Pincus for a total purchase price of $109.5 million. The per share repurchase amount of $13.96 was deemed to be the fair value on the date of the transaction.

16. Subsequent Events (Unaudited)

Building Purchase

In March 2012, we entered into an agreement to purchase our corporate headquarters building in San Francisco, California for $228 million from 650 Townsend Associates LLC. Pursuant to the agreement, if closing conditions are satisfied, we will acquire (i) the building located at 650 Townsend Street, San Francisco, California consisting of approximately 670,000 square feet of space, (ii) fee title to the real property where the building is located, (iii) personal property located in the building which is owned by the seller and used to operate and maintain the building and (iv) leases and other intangible property related to the building and real property. We have deposited $25 million in escrow in connection with the pending transaction. The deposit may be retained by the seller if applicable closing conditions are satisfied and we fail to close the transaction. This purchase will be accounted for as a business combination pursuant to ASC 805.

Acquisition of OMGPOP

On March 21, 2012, we acquired 100% of the outstanding stock of OMGPOP, Inc., a provider of social games for mobile phones, tablets and PCs, for purchase consideration of approximately $180 million in cash. We acquired OMGPOP to expand our social games offerings. We will include the financial results of OMGPOP in our consolidated financial statements from the date of acquisition.

Zynga.org

In March 2012, our Board of Directors approved a contribution and issuance of one million shares of Class A common stock to Zynga.org, a non-profit organization that was formed in March 2012 to support charitable causes in the communities in which we conduct business. Prior to the closing of this offering, Zynga.org is expected to be a separate legal entity in which we have no financial interest and do not exercise control and, accordingly, will not be consolidated in our consolidated financial statements. For our contribution of Class A common stock we expect to record the related expense in the first quarter of 2012 equal to the fair value of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by Zynga.

Item	Amount
SEC Registration fee	$78,772
FINRA filing fee	69,254
Legal fees and expenses	300,000
Accounting fees and expenses	225,000
Printing and engraving expenses	175,000
Transfer agent and registrar fees and expenses	10,000
Blue Sky fees and expenses	20,000
Miscellaneous fees and expenses	71,974

Total	$950,000

*	To be filed by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including advancement of expenses incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Zynga, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Zynga. At present, there is no pending litigation or proceeding involving a director or officer of Zynga regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, and amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and the selling stockholders against liabilities under the Securities Act of 1933, as amended.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2009:

(a)	From January 1, 2009 to March 5, 2012, options to purchase 34,573,903 shares have been exercised by our employees, directors, consultants and former employees for cash consideration in the aggregate amount of $7,019,109.08. From January 1, 2009 to March 5, 2012, we granted restricted stock units for 117,417,366 shares to our employees and directors.

(b)	Issuances of Capital Stock

(1)	On November 4, 2009, we issued 3,200,000 shares of our Series B-1 preferred stock, par value $0.00000625, to accredited investors at a price per share of $4.746075 for an aggregate purchase price of $15,187,440.

(2)	On April 24, 2010, we issued 2,330,472 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $15,000,002.

(3)	On June 1, 2010, we issued 22,527,892 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $144,999,988.

(4)	On June 3, 2010, we issued 23,304,716 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $149,999,989.

(5)	On February 18, 2011, we issued 34,927,368 shares of our Series C preferred stock, par value $0.00000625, to accredited investors at a price per share of $14.029115 for an aggregate purchase price of $490,000,062.

(6)	From January 1, 2008 to December 31, 2009, we issued an aggregate of 15,965,936 shares of our Class B common stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of Class B common stock to three individuals in connection with an acquisition.

(ii)	We issued shares of Class B common stock to one individual in connection with the purchase of certain assets.

(iii)	We issued shares of Class B common stock to one individual in connection with the purchase of certain assets.

(iv)	We issued shares of Class B common stock to five individuals in connection with an acquisition.

(7)	From January 1, 2010 to December 31, 2010, we issued an aggregate of 26,583,930 shares of our Series Z preferred stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of our Series Z preferred stock to five entities or individuals in connection with an acquisition.

(ii)	We issued shares of our Series Z preferred stock to thirteen entities or individuals in connection with an acquisition.

(iii)	We issued shares of our Series Z preferred stock to ten entities or individuals in connection with an acquisition.

(iv)	We issued shares of our Series Z preferred stock to seven entities or individuals in connection with an acquisition.

(v)	We issued shares of our Series Z preferred stock to three individuals in connection with an acquisition.

(vi)	We issued shares of our Series Z preferred stock to six individuals in connection with an acquisition.

(8)	From January 1, 2011 to March 5, 2012, we issued an aggregate of 2,393,627 shares of our Series Z preferred stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of our Series Z preferred stock to one individual in connection with an acquisition.

(ii)	We issued shares of our Series Z preferred stock to two individuals in connection with an acquisition.

(iii)	We issued shares of our Series Z preferred stock to fifteen entities or individuals in connection with an acquisition.

(iv)	We issued shares of our Series Z preferred stock to seven entities or individuals in connection with an acquisition.

(v)	We issued shares of our Series Z preferred stock to four entities or individuals in connection with an acquisition.

(vi)	We issued shares of our Series Z preferred stock to three entities or individuals in connection with an acquisition.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or because they did not involve a sales of securities. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.

2.1(1)	Purchase and Sale Agreement and Escrow Instructions, by and between 650 Townsend Associates LLC and Zynga Inc., dated February 29, 2012.

3.1(2)	Amended and Restated Certificate of Incorporation of Zynga Inc.

3.2(3)	Amended and Restated Bylaws of Zynga Inc.

4.1(4)	Form of Zynga Inc. Class A Common Stock Certificate.

5.1	Form of Opinion of Cooley LLP.

10.1(5)	Fifth Amended and Restated Investor Rights Agreement, by and between Zynga Inc., the investors listed on Schedule A thereto and Mark Pincus, dated February 18, 2011.

10.2(6)+	Zynga Inc. 2007 Equity Incentive Plan.

10.3(7)+	Forms of Stock Option Agreement and Stock Option Exercise Agreement under 2007 Equity Incentive Plan.

10.4(8)+	Zynga Inc. 2011 Equity Incentive Plan.

10.5(7)+	Forms of Stock Option Grant Notice and Option Agreement under 2011 Equity Incentive Plan.

10.6(7)+	Form of Indemnification Agreement made by and between Zynga Inc. and each of its directors and executive officers.

10.7(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Steven Chiang, dated October 26, 2011.

10.8(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Reginald D. Davis, dated October 26, 2011.

10.9(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Cadir Lee, dated October 21, 2011.

10.10(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Pincus, dated November 16, 2011.

10.11(7)+	Amended and Restated Offer Letter, between Zynga Inc. and John Schappert, dated July 22, 2011.

10.12(7)+	Transition Letter Agreement, between Zynga Inc. and Owen Van Natta, dated November 16, 2011.

10.13(7)+	Amended and Restated Offer Letter, between Zynga Inc. and David M. Wehner, dated November 16, 2011.

10.14(4)	Office Lease by and between 650 Townsend Associates LLC and Zynga Inc., dated September 24, 2010; First Amendment to Lease dated February 17, 2011; Second Amendment to Lease dated March 25, 2011; and Third Amendment to Lease dated September 27, 2011.

10.15(7)†	Developer Addendum by and between Facebook, Inc. and Zynga Inc., dated May 15, 2010 and Amendment No. 1 to Developer Addendum, dated October 13, 2011.

10.16(4)†	Developer Addendum #2 by and between Facebook, Inc. and Zynga Inc., dated December 27, 2010.

10.18(8)	Warrant to Purchase Class B Common Stock, dated July 31, 2009, issued to Allen & Company LLC.

10.19(8)	Warrant to Purchase Class B Common Stock, dated June 16, 2011, issued to Kleiner Perkins Caufield & Byers, LLC.

Exhibit No.	Description of Exhibit

10.20(6)	Zynga Inc. 2011 Employee Stock Purchase Plan.

10.21(5)	Revolving Credit Agreement, dated July 21, 2011, among Zynga Inc., The Lenders Party hereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

10.22(5)	Office Lease by and between Chip Factory Commercial LLC and Zynga Inc., dated January 2008; Amendment to Lease, dated November 1, 2008; Amendment to Lease, dated February 1, 2011.

10.23(7)+	Zynga Inc. Change in Control Severance Benefit Plan.

10.24(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Vranesh, dated October 25, 2011.

10.25(7)+	Amended and Restated Offer Letter between Zynga Inc. and Jeff Karp, dated October 25, 2011.

10.26(7)+	Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2007 Equity Incentive Plan.

10.27(7)+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2011 Equity Incentive Plan.

10.28+	Offer Letter between Zynga Inc. and Barry Cottle, dated January 5, 2012.

10.29+	Zynga Inc. 2012 Non-Employee Director Compensation Policy.

21.1	List of subsidiaries.

23.1	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

24.1*	Power of Attorney.

*	Previously filed.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to Exhibit 2.1 to Zynga Inc.’s Current Report on Form 8-K filed on March 5, 2012.
(2)	Incorporated by reference to Exhibit 3.2 to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 11, 2011.
(3)	Incorporated by reference to Exhibit 3.4 to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 11, 2011.
(4)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 5 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 4, 2011.
(5)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on August 11, 2011.
(6)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 7 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on December 2, 2011.
(7)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 17, 2011.
(8)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No.1 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on July 18, 2011.

(b)	Financial Statement Schedules.

Schedule II: Valuation and Qualifying Accounts

Allowance for Doubtful Accounts and Sales Credits	Balance at Beginning of Year	Charged to Expenses/ Against Revenue	Write-Offs Net of Recoveries	Balance at End of Year
Year ended December 31, 2011	$325	—	$(162)	$163

Year ended December 31, 2010	$356	$9	$(40)	$325

Year ended December 31, 2009	$210	$175	$(29)	$356

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on March 23, 2012.

ZYNGA INC.

By:	/s/ Mark Pincus
Mark Pincus Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark Pincus Mark Pincus	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	March 23, 2012

/s/ David M. Wehner David M. Wehner	Chief Financial Officer (Principal Financial Officer)	March 23, 2012

/s/ Mark Vranesh Mark Vranesh	Chief Accounting Officer (Principal Accounting Officer)	March 23, 2012

* William “Bing” Gordon	Director	March 23, 2012

* Reid Hoffman	Director	March 23, 2012

* Jeffrey Katzenberg	Director	March 23, 2012

Signature	Title	Date

* Stanley J. Meresman	Director	March 23, 2012

* Sunil Paul	Director	March 23, 2012

* John Schappert	Director	March 23, 2012

* Owen Van Natta	Director	March 23, 2012

*	/s/ David M. Wehner
David M. Wehner Attorney-in-fact

EXHIBIT LIST

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.

2.1(1)	Purchase and Sale Agreement and Escrow Instructions, by and between 650 Townsend Associates LLC and Zynga Inc., dated February 29, 2012.

3.1(2)	Amended and Restated Certificate of Incorporation of Zynga Inc.

3.2(3)	Amended and Restated Bylaws of Zynga Inc.

4.1(4)	Form of Zynga Inc. Class A Common Stock Certificate.

5.1	Form of Opinion of Cooley LLP.

10.1(5)	Fifth Amended and Restated Investor Rights Agreement, by and between Zynga Inc., the investors listed on Schedule A thereto and Mark Pincus, dated February 18, 2011.

10.2(6)+	Zynga Inc. 2007 Equity Incentive Plan.

10.3(7)+	Forms of Stock Option Agreement and Stock Option Exercise Agreement under 2007 Equity Incentive Plan.

10.4(8)+	Zynga Inc. 2011 Equity Incentive Plan.

10.5(7)+	Forms of Stock Option Grant Notice and Option Agreement under 2011 Equity Incentive Plan.

10.6(7)+	Form of Indemnification Agreement made by and between Zynga Inc. and each of its directors and executive officers.

10.7(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Steven Chiang, dated October 26, 2011.

10.8(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Reginald D. Davis, dated October 26, 2011.

10.9(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Cadir Lee, dated October 21, 2011.

10.10(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Pincus, dated November 16, 2011.

10.11(7)+	Amended and Restated Offer Letter, between Zynga Inc. and John Schappert, dated July 22, 2011.

10.12(7)+	Transition Letter Agreement, between Zynga Inc. and Owen Van Natta, dated November 16, 2011.

10.13(7)+	Amended and Restated Offer Letter, between Zynga Inc. and David M. Wehner, dated November 16, 2011.

10.14(4)	Office Lease by and between 650 Townsend Associates LLC and Zynga Inc., dated September 24, 2010; First Amendment to Lease dated February 17, 2011; Second Amendment to Lease dated March 25, 2011; and Third Amendment to Lease dated September 27, 2011.

10.15(7)†	Developer Addendum by and between Facebook, Inc. and Zynga Inc., dated May 15, 2010 and Amendment No. 1 to Developer Addendum, dated October 13, 2011.

10.16(4)†	Developer Addendum #2 by and between Facebook, Inc. and Zynga Inc., dated December 27, 2010.

10.18(8)	Warrant to Purchase Class B Common Stock, dated July 31, 2009, issued to Allen & Company LLC.

10.19(8)	Warrant to Purchase Class B Common Stock, dated June 16, 2011, issued to Kleiner Perkins Caufield & Byers, LLC.

10.20(6)	Zynga Inc. 2011 Employee Stock Purchase Plan.

10.21(5)	Revolving Credit Agreement, dated July 21, 2011, among Zynga Inc., The Lenders Party hereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

Exhibit No.	Description of Exhibit

10.22(5)	Office Lease by and between Chip Factory Commercial LLC and Zynga Inc., dated January 2008; Amendment to Lease, dated November 1, 2008; Amendment to Lease, dated February 1, 2011.

10.23(7)+	Zynga Inc. Change in Control Severance Benefit Plan.

10.24(7)+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Vranesh, dated October 25, 2011.

10.25(7)+	Amended and Restated Offer Letter between Zynga Inc. and Jeff Karp, dated October 25, 2011.

10.26(7)+	Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2007 Equity Incentive Plan.

10.27(7)+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2011 Equity Incentive Plan.

10.28+	Offer Letter between Zynga Inc. and Barry Cottle, dated January 5, 2012.

10.29+	Zynga Inc. 2012 Non-Employee Director Compensation Policy.

21.1	List of subsidiaries.

23.1	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

24.1*	Power of Attorney.

*	Previously filed.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to Exhibit 2.1 to Zynga Inc.’s Current Report on Form 8-K filed on March 5, 2012.
(2)	Incorporated by reference to Exhibit 3.2 to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 11, 2011.
(3)	Incorporated by reference to Exhibit 3.4 to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 11, 2011.
(4)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 5 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 4, 2011.
(5)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on August 11, 2011.
(6)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 7 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on December 2, 2011.
(7)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on November 17, 2011.
(8)	Incorporated by reference to the same numbered exhibit to Zynga Inc.’s Amendment No.1 to Registration Statement on Form S-1 (SEC File No. 333-175298) filed on July 18, 2011.